UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 15, 2021	By	/s/ Wang Jian
Name: Wang Jian

Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING;

(3) APPLICATION FOR WHITEWASH WAIVER; AND

(4) PROPOSED AMENDMENTS TO ARTICLES

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The EGM will be held at 1:30 p.m. on Monday, 29 March 2021, and the A Shareholders Class Meeting and the H Shareholders Class Meeting will be held at 2:00 p.m. on Monday, 29 March 2021 at 4/F Conference Room, Office Building of One Two Three Airlines Co., Ltd., No. 60, Yingbin Road No. 7, Shanghai Hongqiao International Airport, Changning District, Shanghai (上海市長寧區上海虹橋國際機場迎賓七路60號一二三航空有限公司辦公樓四樓會議室 ). A notice of the EGM and a notice of the H Shareholders Class Meeting, containing the resolutions to be considered at the EGM and the H Shareholders Class Meeting, have been despatched by the Company on 8 February 2021. Applicable proxy forms and attendance slips of the EGM and the H Shareholders Class Meeting have also been despatched by the Company on 8 February 2021. Please also refer to the announcement of the Company dated 9 March 2021 in relation to change of venue of the EGM and the Class Meetings.

If you are not able to attend the EGM, the H Shareholders Class Meeting and/or to vote at the meetings, you are requested to complete and return the proxy forms in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM and the H Shareholders Class Meeting (or any adjournment thereof) to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Completion and return of the proxy forms will not affect your rights to attend in person and vote at the EGM and the H Shareholders Class Meeting (or any adjournment thereof), should you so wish.

12 March 2021

PRECAUTIONARY MEASURES FOR THE EGM AND THE CLASS MEETINGS

The COVID-19 is currently under control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19, the Company will implement the following precautionary measures for the EGM and the Class Meetings to protect the attendees of the EGM and the Class Meetings from risk of infection including, but not limited to:

(a)	compulsory body temperature checks will be conducted for every attendee of the EGM and the Class Meetings at the entrance of the venue;

(b)	every attendee of the EGM and the Class Meetings will be required to complete and submit a health status declaration form at the entrance of the venue;

(c)	every attendee will be required to wear a surgical face mask throughout the EGM and the Class Meetings; and

(d)	neither refreshments nor corporate gifts will be served at the EGM and the Class Meetings.

Shareholders who attend the EGM and/or the Class Meetings on-site must pay attention in advance and abide by the regulations and requirements of Shanghai on health status declaration, quarantine and observation during the epidemic containment period. The Company will strictly comply with the epidemic containment requirements of relevant government departments and implement epidemic containment measures to protect the Shareholders who attend the the EGM and/or the Class Meetings on-site under the guidance and supervision of relevant government departments. Shareholders who have fever and other symptoms or are not wearing masks as required or do not comply with the relevant epidemic containment regulations and requirements may not be admitted to the venue of the meeting. If the number of Shareholders who attend the EGM and/or the Class Meetings on-site reached the upper limit stipulated under the epidemic containment requirements of the relevant government departments on the date of the EGM and/or the Class Meetings, Shareholders present at the venue will have to enter into the venue on a “first sign in, first enter” basis, and Shareholders who sign in later may not be able to enter into the venue of the meeting.

For the health and safety of the Shareholders, the Company would like to encourage Shareholders to exercise their right to vote at the EGM and/or the Class Meetings by appointing the chairman of the the EGM and/or the Class Meetings as their proxy and to return their proxy forms by the time specified above, instead of attending the EGM and/or the Class Meetings in person.

— i —

— ii —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shareholder(s)”	means the holder(s) of A Shares

“A Shareholders Class Meeting”	means the class meeting to be convened for the holders of A Shares on 29 March 2021 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate)

“A Share Subscription Agreement”	means the conditional share subscription agreement in respect of the Non-public Issuance of A Shares entered into between the Company and CEA Holding on 2 February 2021, pursuant to which, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares of the Company

“A Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“acting in concert”	has the meaning as defined in the Takeovers Code; and the term “concert parties” shall be construed accordingly

“Announcement”	means the announcement dated 2 February 2021 issued by the Company in relation to, among other things, the Non-public Issuance of A Shares under Specific Mandate, the A Share Subscription Agreement, the Whitewash Waiver and the proposed amendments to the Articles

“Articles”	means the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of directors of the Company

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling Shareholder

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a Shareholder and connected person of the Company

“CES Global”	means 東航國際控股 (香港) 有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a Shareholder and connected person of the Company

“Class Meetings”	means the A Shareholders Class Meeting and the H Shareholders Class Meeting

DEFINITIONS

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling Shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization

“CSRC”	means China Securities and Regulatory Commission

“Director(s)”	means the director(s) of the Company

“EGM”	means the extraordinary general meeting of the Company to be convened on 29 March 2021 to consider, and if thought fit, approve (among others) (i) the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate); (ii) the Whitewash Waiver; and (iii) the proposed amendments to the Articles

“Estimated Loss Announcement”	means the announcement of the Company dated 29 January 2021 pursuant to the Inside Information Provisions in Part XIVA of SFO and Rule 13.09(2)(a) and Rule 13.10B of the Hong Kong Listing Rules in relation to the unaudited estimated loss of the Company for the year ended 31 December 2020

“Executive”	means the executive director of the Corporate Finance Division of the SFC from time to time and any delegate of such executive director

“Group”	means the Company and its subsidiaries

“H Shareholder(s)”	means holder(s) of H Shares

“H Shareholders Class Meeting”	means the class meeting to be convened for the holders of H Shares on 29 March 2021 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate)

“H Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

DEFINITIONS

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Non-public Issuance of A Shares”	means the proposed issuance of 2,494,930,875 A Shares of the Company to CEA Holding, details of which are set out in the section headed “Proposed Non-public Issuance of A Shares Under Specific Mandate” set out in the “Letter from the Board” in this circular

“Independent Board Committee”	means the independent board committee of the Company comprising Shao Ruiqing, Cai Hongping and Dong Xuebo, being all of the independent non-executive Directors, which is formed in accordance with the Hong Kong Listing Rules and the Takeovers Code to advise the Independent Shareholders on the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and the Whitewash Waiver

“Independent Financial Adviser”	means Octal Capital Limited, acting as an independent financial adviser to the Independent Board Committee and Independent Shareholders on the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and the Whitewash Waiver, which is a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

“Independent Shareholders”	means the Shareholders, other than (i) CEA Holding and its associates and concert parties (namely Li Yangmin (a director of CEA Holding), and CES Finance and CES Global (both being the wholly-owned subsidiaries of CEA Holding)); and (ii) the Shareholders who are involved in or interested in the Non-public Issuance of A Shares and/or the Whitewash Waiver

“JuneYao Group”	means Shanghai Juneyao (Group) Co., Ltd. (上海均瑤(集團)有限公司), which is ultimately owned as to approximately 36.14%, 35.63%, 24.09%, 4.02% and 0.12% by Wang Junjin (王均金), Wang Han (王瀚), Wang Junhao (王均豪), Wang Chao (王超) and Wang Yingying (王瀅瀅), respectively

“Latest Practicable Date”	means 9 March 2021, being the latest practicable date of ascertaining certain information included in this circular before the printing of this circular

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

DEFINITIONS

“Pricing Benchmark Date”	means 2 February 2021, being the announcement date of the resolutions passed at the ninth meeting of the ninth session of the Board

“Relevant Period”	means the period commencing on 2 August 2020, being the date falling six months prior to the date of the Announcement, and ending on and including the Latest Practicable Date

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)

“SFC”	means the Securities and Futures Commission of Hong Kong

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Law of Hong Kong)

“Shanghai Trading Days”	means a day on which the Shanghai Stock Exchange is open for trading of shares

“Shareholder(s)”	means the shareholder(s) of the Company

“Specific Mandate”	means the specific mandate to be granted by the Independent Shareholders at the EGM and the Class Meetings to the Board in relation to the Non-public Issuance of A Shares

“Subscriber”	means CEA Holding, which will subscribe for all of the A Shares to be issued under the Non-public Issuance of A Shares in accordance with the A Share Subscription Agreement

“Takeovers Code”	means The Code on Takeovers and Mergers and Share Buy-Backs

“Whitewash Waiver”	means a waiver from the Executive pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code of the obligation on the part of CEA Holding to make a mandatory general offer for all shares and other equity share capital of the Company (other than those already owned or agreed to be acquired by CEA Holding and its concert parties) as a result of the allotment and issue of the A Shares under the A Share Subscription Agreement

“%”	means per cent.

LETTER FROM THE BOARD

Directors

Liu Shaoyong (Chairman)

Li Yangmin (Vice Chairman, President)

Tang Bing (Director)

Shao Ruiqing (Independent non-executive Director)

Cai Hongping (Independent non-executive Director)

Dong Xuebo (Independent non-executive Director)

Jiang Jiang (Employee Representative Director)

Legal address:

66 Airport Street

Pudong International Airport Shanghai

PRC

Head office:

5/F, Block A2

Northern District, CEA Building

36 Hongxiang 3rd Road

Minhang District

Shanghai

PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

12 March 2021

To the shareholders of the Company

Dear Sir or Madam,

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING;

(3) APPLICATION FOR WHITEWASH WAIVER; AND

(4) PROPOSED AMENDMENTS TO ARTICLES

I.	INTRODUCTION

Reference is made to the Announcement of the Company dated 2 February 2021 in relation to, among other things, the Non-public Issuance of A Shares under Specific Mandate, the A Share Subscription Agreement, the Whitewash Waiver and the proposed amendments to the Articles.

LETTER FROM THE BOARD

On 2 February 2021, the Board considered and approved the Non-public Issuance of A Shares, pursuant to which the Company will issue 2,494,930,875 A Shares to CEA Holding for a cash issue price of RMB4.34 per A Share. The proceeds expected to be raised (before deducting relevant issuance expenses) will be not more than RMB10,828,000,000 (inclusive).

According to the proposal of the Non-public Issuance of A Shares, the Company and CEA Holding entered into the A Share Subscription Agreement on 2 February 2021, pursuant to which in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares.

The purpose of this circular is to provide you with information regarding, among other things, (i) details of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate), the Whitewash Waiver and the proposed amendments to the Articles; (ii) a letter from the Independent Board Committee; and (iii) a letter of advice from the Independent Financial Adviser, to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM and the Class Meetings.

II.	PROPOSED NON-PUBLIC ISSUANCE OF A SHARES UNDER SPECIFIC MANDATE

1.	Structure of the Non-public Issuance of A Shares

Detailed proposal of the Non-public Issuance of A Shares is as follows:

(1) Type and par value of shares to be issued:	The shares to be issued under the non-public issuance are domestically listed ordinary shares (A Shares) denominated in RMB, with par value of RMB1.00 each. The aggregate par value of the A Shares to be issued under the Non-public Issuance of A Shares will be RMB2,494,930,875.

(2) Method and time of issuance:	The Non-public Issuance of A Shares is undertaken by way of non-public issuance to a specific subscriber, namely CEA Holding. The Company will issue A Shares to the Subscriber at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

(3) Subscriber and Method of subscription:	The Subscriber of the Non-public Issuance of A Shares is CEA Holding, which will subscribe for all the A Shares to be issued under the Non-public Issuance of A Shares. The Subscriber of the Non-public Issuance of A Shares will make a one-off subscription by cash.

LETTER FROM THE BOARD

(4) Pricing Benchmark Date, pricing principles and issue price:	The Pricing Benchmark Date of the Non-public Issuance of A Shares shall be the announcement date of the resolutions passed at the ninth meeting of the ninth session of the Board (i.e. 2 February 2021). The issue price, being the subscription price payable by the Subscriber, shall be RMB4.34 per A Share, which is not less than (i) 80% of the average trading price (rounded up to the nearest two decimal places) of the A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date (which is calculated by dividing the total trading amount of A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date by the total trading volume of A Shares for the same period) (i.e. approximately RMB3.66); and (ii) the latest audited net assets per share attributable to holders of ordinary shares of the parent company of the Company as at the Pricing Benchmark Date (i.e. approximately RMB4.08 per share).

The issue price of RMB4.34 per A Share represents a discount of approximately 7.86% to the closing price of RMB4.71 per A Share as quoted on the Shanghai Stock Exchange on 1 February 2021, being the last trading day immediately preceding the date of the Announcement (i.e. the Pricing Benchmark Date).

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the Pricing Benchmark Date of the Non-public Issuance of A Shares to the issuance date, the issue price shall be adjusted on ex-right or ex-dividend basis.

(5) Subscriber and number of shares to be issued:	The Subscriber of the Non-public Issuance of A Shares is CEA Holding, which has agreed to subscribe for all the A Shares to be issued under the Non-public Issuance of A Shares.

The number of shares to be issued under the Non-public Issuance of A Shares is calculated by dividing the gross proceeds raised from the Non-public Issuance of A Shares by the final issue price. Based on the maximum amount of gross proceeds of RMB10,828,000,000 (inclusive) and assuming the final issue price is RMB4.34 per A Share, the number of shares to be issued under the Non-public Issuance of A Shares will be 2,494,930,875 shares, representing: (i) approximately 22.27% of the Company’s existing A Shares in issue and approximately 15.23% of its existing total share capital in issue as at the Latest Practicable Date; and (ii) approximately 18.21% of the Company’s enlarged A Shares in issue and approximately 13.22% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

LETTER FROM THE BOARD

In light of the regulatory requirements of the CSRC, the maximum number of shares to be issued under the Non-public Issuance of A Shares will be no more than 30% of the total number of existing shares in issue of the Company.

(6) Amount and use of proceeds:	The gross proceeds to be raised from the Non-public Issuance of A Shares (before deducting relevant issuance expenses) will be not more than RMB10,828,000,000. After deducting relevant issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares are intended to be used in the following items:

No.	Name of items	Proposed amount of proceeds to be applied (RMB million)
1	Supplementing the working capital	4,828
2	Repaying debts Note	6,000
	Total	10,828

Note: The details of proceeds to be used for repayment of debts are as follows: (i) RMB2,000 million of the self-owned funds of the Company will be used for repayment of the super short-term debentures issued on 4 June 2020 with the maturity date on 1 March 2021 and the Company will replenish the funds upon receipt of the proceeds from the Non-public Issuance of A Shares; (ii) RMB2,000 million will be used for repayment of the super short-term debentures issued on 1 December 2020 with the maturity date on 1 June 2021; and (iii) RMB2,000 million will be used for repayment of the bank loans made from China Development Bank during the period from 30 June 2020 to 31 July 2020 with the repayment date on 29 June 2021.

If the proceeds from the Non-public Issuance of A Shares is not received by the Company by the time it is required to make the repayment of the corresponding bank loans and meet the other interest-bearing liabilities, the Company will repay such loans and liabilities by the self-owned funds first and will replenish the funds upon receipt of the proceeds from the Non- public Issuance of A Shares. To the extent as permitted by relevant laws and regulations and pursuant to the authorization granted by the EGM and the Class Meetings, the Board is entitled to adjust or determine the specific arrangements of the proceeds, including the use of the proceeds and the amount applied.

LETTER FROM THE BOARD

(7) Lock-up period:

The Subscriber undertakes to subscribe for the A Shares to

be issued under the Non-public Issuance of A Shares, and will not transfer such A Shares within thirty-six (36) months from the completion date of the Non-public Issuance of A Shares. If there is any requirement on the lock-up and/ or transfer restrictions of the A Shares subscribed by the Subscriber upon expiration of the said lock-up period from the relevant regulatory authorities, such other requirements shall be complied with. The same lock-up arrangement shall also apply to A Shares derived from the A Shares subscribed by the Subscriber under Non-public Issuance of A Shares in the circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company.

If the Subscriber’s shareholding in the A Shares subscribed by it decreases upon expiration of the lock-up period, the Subscriber is required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Rules Governing the Listing Stocks on the Shanghai Stock Exchange, as well as the Articles of the Company.

(8) Place of listing:	The Company will apply to the Shanghai Stock Exchange for

the listing of, and permission to deal in, the A Shares to be issued pursuant to the Non-public Issuance of A Shares. Upon expiration of the lock-up period, the A Shares to be issued under the Non-public Issuance of A Shares will be listed and traded on the Shanghai Stock Exchange.

(9) Arrangement of accumulated undistributed profits before the Non-public Issuance of A Shares:	Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of A Shares upon completion of the Non-public Issuance of A Shares.

(10) Validity period of the resolutions of Non-public Issuance of A Shares:	The resolutions in relation to the Non-public Issuance of A Shares shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved at the EGM and the Class Meetings.

Each of the following items in relation to the Non-public Issuance of A Shares will be considered and approved, and be implemented conditional upon approvals and/or authorisations having been obtained from the relevant authorities:

(i)	type and par value of shares to be issued;

(ii)	method and time of issuance;

(iii)	subscriber and method of subscription;

LETTER FROM THE BOARD

(iv)	Pricing Benchmark Date, pricing principles and issue price;

(v)	number of shares to be issued;

(vi)	amount and use of proceeds;

(vii)	lock-up period;

(viii)	place of listing;

(ix)	arrangement of accumulated undistributed profits before the Non-public Issuance of A Shares; and

(x)	validity period of the resolutions of Non-public Issuance of A Shares.

The proposal approving the structure of the Non-public Issuance of A Shares will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

2.	Proposal in relation to the compliance with the conditions of the non-public issuance of A shares by the Company

Pursuant to laws, regulations and regulatory documents such as the Company Law of the PRC, the Securities Law of the PRC, the Measures for Administration of the Issuance of Securities by Listed Companies ( 《上市公司證券發行管理辦法》) and the Implementation Rules for the Non- public Issuance of Shares by Listed Companies (《上市公司非公開發行股票實施細則》), the Board considers that the Non-public Issuance of A Shares by the Company complies with the conditions of non-public offering of A shares after detailed verification of the actual situation and relevant matters of the Company.

The proposal in relation to the compliance with the conditions of the non-public issuance of A shares by the Company will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the EGM.

3.	Proposal in relation to the “Proposal for the Non-public Issuance of A Shares in 2021”

The “Proposal for the Non-public Issuance of A Shares in 2021” was prepared in Chinese language. The full text of the English translation of the “Proposal for the Non-public Issuance of A Shares in 2021” is set out in Appendix III to this circular. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

The proposal in relation to the “Proposal for the Non-public Issuance of A Shares in 2021” will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

LETTER FROM THE BOARD

4.	Proposal in relation to the “Report on the Use of Proceeds from the Previous Fund Raising Activities”

The “Report on the Use of Proceeds from the Previous Fund Raising Activities” was prepared in Chinese language. The full text of the English translation of the “Report on the Use of Proceeds from the Previous Fund Raising Activities” is set out in Appendix IV to this circular. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

The proposal in relation to the “Report on the Use of Proceeds from the Previous Fund Raising Activities” will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the EGM.

5.	Proposal in relation to the “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares in 2021”

The “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares in 2021” was prepared in Chinese language. The full text of the English translation of the “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares in 2021” is set out in Appendix V to this circular. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

The proposal in relation to the “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares in 2021” will be submitted, by way of special resolution, for the Shareholders’ consideration and approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

6.	Proposal in relation to the A Share Subscription Agreement entered into between the Company and CEA Holding

The proposal in relation to the A Share Subscription Agreement entered into between the Company and CEA Holding on 2 February 2021 (pursuant to which the Company has conditionally agreed to issue and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares under the Non-public Issuance of A Shares at a total subscription price of RMB10,828,000,000) and the transactions contemplated therein will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

7.

Proposal in relation to the dilution of current returns by the Non-public Issuance of A Shares and remedial measures and the undertakings thereof by the controlling Shareholder, the Directors and the senior management

In accordance with the Certain Opinions of the State Council on Further Promoting the Sound Development of Capital Markets (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》 (國發[2014]17號)), the Opinions of the General Office of the State Council on Further Strengthening the Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (Guo Ban Fa [2013] No. 110) (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》 (國辦發[2013]110號)) and the Guidelines on Matters concerning the Dilution of Current Returns of the Initial Offering, Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期 回報有關事項的指導意見》(證監會公告 [2015]31號)), in order to protect the rights to information and interests of minority investors, the Company carefully analysed and calculated the impact on the dilution of current returns caused by the Non-public Issuance of A Shares. Please refer to section VIII of Appendix III to this circular for details of the main measures adopted by the Company for the dilution of current returns caused by the Non-public Issuance of A Shares and the undertakings thereof by the controlling Shareholder, the Directors and the senior management.

LETTER FROM THE BOARD

The proposal in relation to the dilution of current returns by the Non-public Issuance of A Shares and remedial measures and the undertakings thereof by the controlling Shareholder, the Directors and the senior management will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the EGM.

8.	Proposal in relation to the “Future Plan for Return to the Shareholders for the Coming Three Years (2021–2023)”

In order to improve and refine the scientific, sustainable, stable and transparent decision-making for dividend distribution and supervision mechanisms as well as further highlight the importance of return to the Shareholders, pursuant to the relevant requirements of the Notice regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37) (《關於進一步落實上市公司現金分紅有關事項的通知》 (證監發[2012]37號)) and the No. 3 Guidelines for the Supervision on Listed Companies — Cash Dividend Distribution of Listed Companies (CSRC Announcement [2013] No. 43) (《上市公司監管指引第3號 —上市公司現金分紅》 (證監會公告[2013]43號)) issued by the CSRC and the Articles, the Company has formulated the plan for return to the Shareholders for the coming three years (2021–2023).

The “Future Plan for Return to the Shareholders for the Coming Three Years (2021–2023)” was prepared in Chinese language. The full text of the English translation of the “Future Plan for Return to the Shareholders for the Coming Three Years (2021–2023)” is set out in Appendix VI to this circular. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

The proposal in relation to the “Future Plan for Return to the Shareholders for the Coming Three Years (2021–2023)” will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the EGM.

9.	Proposal in relation to the waiver of the general offer obligation to increase the shareholdings by the controlling Shareholder in accordance with the PRC laws and regulations

The Non-public Issuance of A Shares complies with section 63 of the Measures for the Administration of the Takeover of Listed Companies (《上市公司收購管理辦法》) and the relevant rules regarding the exemptions from submitting a general offer waiver application to the CSRC. Upon passing of the requisite resolution at the EGM approving the waiver in respect of the general offer obligation over the A Shares on CEA Holding being triggered as a result of the Non-public Issuance of A Shares, and CEA Holding undertakes to comply with the lock-up period as set out in the paragraph headed “Structure of the Non-public Issuance of A Shares — (7) Lock-up period” in the “Letter from the Board” to this circular, CEA Holding is exempted from submitting an application to the CSRC for waiver from the general offer obligation to the CSRC.

LETTER FROM THE BOARD

The proposal in relation to the waiver of the general offer obligation to increase the shareholdings by CEA Holding in accordance with the PRC laws and regulations will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the EGM.

10.	Proposal in relation to the authorization to the Board and its authorized persons to proceed with relevant matters in respect of the Non-public Issuance of A Shares in their sole discretion

To ensure the smooth progress of the Non-public Issuance of A Shares of the Company, pursuant to the laws and regulations such as the Company Law of the PRC and the Securities Law of the PRC as well as the relevant requirements of the Articles, the Board proposed to the EGM and Class Meetings to grant the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company or their authorized persons) the full discretion to conduct the relevant matters of the Non-public Issuance of A Shares, including but not limited to:

(i)

authorizing the Board and its authorized persons to, pursuant to the proposals for the Non- public Issuance of A Shares considered and approved at the EGM and Class Meetings as well as the proposals upon the issuance, provided that all applicable laws and regulations and requirements or demands of relevant regulatory authorities or departments are complied with, determine the method of issuance, the amount to be issued, the issue price, the subscribers, the time of issuance, the issuance period and etc.; and when there are changes in the policy of the regulatory departments in respect of the non-public issuance of shares or in the market conditions, to make adjustments to the above issues within the scope of the proposals of the Non-public Issuance of A Shares approved at the EGM and Class Meetings;

(ii)

authorizing the Board and its authorize persons, provided that regulatory requirements of the CSRC and other relevant regulatory departments are complied with, within the scope of the proposals of the Non-public Issuance of A Shares passed at the EGM and Class Meetings, to confirm the issue price and the total amount of shares issued to the subscriber;

(iii)

authorizing the Board and its authorized persons to amend, supplement, sign, submit, present, and execute all the agreements or documents regarding the Non-public Issuance of A Shares, including but not limited to the A Share Subscription Agreement and the documents to be signed for the purpose of the closing of the Non-public Issuance of A Shares, the sponsor agreements, the underwriting agreements, the proceeds regulatory agreements, the agreements for the engagement of intermediaries, all the application documents submitted to the regulatory authorities such as the state-owned assets supervision departments, civil aviation supervision departments and the CSRC, written correspondences (if any) with the state-owned assets supervision departments, civil aviation supervision departments and the CSRC in relation to the Non-public Issuance of A Shares and A Share Subscription Agreement, etc., as well as to handle the disclosure matters in relation to the issuance pursuant to the regulatory requirements;

(iv)

authorizing the Board and its authorized persons to, after the completion of the Non-public Issuance of A Shares, proceed with the share registration procedures, the listing, the lock- up and the amendments to relevant terms in the Articles that are related to the Non-public Issuance of A Shares and the relevant industrial and commercial registration procedures based on the actual situations;

LETTER FROM THE BOARD

(v)

authorizing the Board and its authorized persons to, within the scope of the proposals of the Non-public Issuance of A Shares approved at the EGM and Class Meetings, make corresponding adjustments at the request from the regulatory departments, and approve and sign for the corresponding amendments to the submission documents such as the financial reports and the profit forecasts (if any); make appropriate adjustments to the plan and the arrangements of use of proceeds pursuant to the actual progress and the actual demand of the investment projects; raise funds on its own to implement the investment projects in advance before the proceeds are in place and replace the funds when the proceeds are in place; and make necessary adjustments to the investment projects based on the requirements of the relevant laws and regulations, the requirements of the regulatory departments as well as the market conditions;

(vi)

authorizing the Board and its authorized persons to sign the documents related to the Non- public Issuance of A Shares as well as to proceed with other matters related to the Non- public Issuance of A Shares;

(vii)	authorizing the Board and its authorized persons to set up a special account for proceeds and proceed with the capital verification procedures related to the issuance;

(viii)

authorizing the Board and its authorized persons to decide the engagement of professional intermediaries to undertake works in relation to the Non-public Issuance of A-Shares, including but not limited to the preparation and submission of documents in accordance with the regulatory requirements, and to determine the payment therefore and other relevant matters;

(ix)

authorizing the Board and its authorized persons to, provided that all applicable laws and regulations are complied with as well as the requirements or demands from the relevant regulatory authorities or departments are fulfilled, decide on and proceed with all other matters related to the Non-public Issuance of A Shares;

(x)	the authorization shall be effective for a period of twelve (12) months from the date of approval on the resolution of authorization at the EGM and the Class Meetings of the Company

The proposal in relation to the authorization to the Board and its authorized persons the full discretion to deal with the relevant matters of the Non-public Issuance of A Shares will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

III.	CONNECTED TRANSACTION IN RELATION TO THE PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING

According to the proposal of the Non-public Issuance of A Shares, the Company and CEA Holding entered into the A Share Subscription Agreement on 2 February 2021, pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for 2,494,930,875 A Shares.

LETTER FROM THE BOARD

Major Terms of the A Share Subscription Agreement

The major terms of the A Share Subscription Agreement are the same as the proposal of the Non-public Issuance of A Shares disclosed above. Other major terms of the A Share Subscription Agreement are as follows:

Payment:	Upon the satisfaction of all the conditions precedent stipulated in the A Share Subscription Agreement, CEA Holding shall subscribe for the A Shares issued by the Company in accordance with the A Share Subscription Agreement and make payment for such subscription into the designated bank account within five business days upon receipt of the payment notice of the subscription.

Conditions precedent:

The A Share Subscription Agreement will become effective when it is duly signed by the Company and CEA Holding and all the following conditions are fulfilled:

(i) the Non-public Issuance of A Shares has been considered and approved by the Board and the board of directors of CEA Holding;

(ii)  the Non-public Issuance of A Shares has been approved by the relevant state-owned assets supervision bodies;

(iii)  the requisite resolution has been passed by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting approving the Non- public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and all the related and ancillary resolutions;

(iv) the requisite resolution has been passed by at least 75% of the votes cast on a poll by the Independent Shareholders at the EGM approving the Whitewash Waiver and all the related and ancillary resolutions;

(v)   the requisite resolution has been passed by at least two-thirds of the votes cast on a poll by the Independent Shareholders at the EGM approving the waiver in respect of the general offer obligation over the A Shares by CEA Holding to be triggered as a result of the Non-public Issuance of A Shares under the relevant laws and regulations in the PRC;

(vi) the Non-public Issuance of A Shares has been approved by the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China;

LETTER FROM THE BOARD

(vii) the Non-public Issuance of A Shares has been approved by the CSRC; and

(viii) the grant of the Whitewash Waiver by the SFC in accordance with the Takeovers Code and such waiver has not been revoked prior to completion of the Non-public Issuance of A Shares.

All of the conditions precedent in items (i) to (viii) above are non-waivable.

In relation to condition (v) above, the Non-public Issuance of A Shares complies with section 63 of the Measures for the Administration of the Takeover of Listed Companies ( 《 上市公司收 購管理辦法》) and the relevant rules regarding the exemptions from submitting a general offer waiver application to the CSRC. Upon passing of the requisite resolution at the EGM approving the waiver in respect of the general offer obligation over the A Shares on CEA Holding being triggered as a result of the Non-public Issuance of A Shares, and CEA Holding undertakes to comply with the lock- up period as set out in the paragraph headed “Structure of the Non- public Issuance of A Shares — (7) Lock-up period” in this circular, CEA Holding is exempted from submit an application to the CSRC for waiver from the general offer obligation to the CSRC.

As at the Latest Practicable Date, the condition set out in sub- paragraph (i) above has been fulfilled. Save for the condition set out in sub-paragraph (i), none of the conditions has been fulfilled.

Under the Hong Kong Listing Rules, the resolutions for the approval of the Non-public Issuance of A Shares under the Specific Mandate are required to be approved by more than 50% of the votes that are cast either in person or by proxy by the Independent Shareholders at the EGM, the A Shares Class Meeting and the H Shares Class Meeting.

The Whitewash Waiver, if granted by the Executive, is expected to be subject to, among other things, the approval of the Whitewash Waiver by at least 75% of the independent votes that are cast either in person or by proxy at the EGM, and the approval of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) by more than 50% of the independent votes that are cast either in person or by proxy at the EGM as required under the Takeovers Code.

LETTER FROM THE BOARD

Further, under the Articles, the Non-public Issuance of A Shares under the A Share Subscription Agreement will have to be approved by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM, the A Shares Class Meeting and the H Shares Class Meeting.

Liability for breach of contract:

Save for otherwise caused by any force majeure event, it shall constitute a breach of the A Share Subscription Agreement if any party fails to perform its obligations or undertakings under the A Share Subscription Agreement or the statements or guarantees made are false or materially incorrect.

If any party breaches the obligations, statements, guarantees or undertakings under the A Share Subscription Agreement, it shall constitute a breach of the agreement, and the non-defaulting party shall be entitled to require the breaching party to bear the liability for such breach. When the breach is caused by any force majeure event, the breaching party shall not be liable. After the A Share Subscription Agreement comes into effect, if CEA Holding gives up the subscription of the Non-public Issuance of A Shares without justified reasons, CEA Holding shall pay the Company damages. In the event of any deficiency in the actual amount paid by CEA Holding, the Company is entitled to damages equivalent to 1% of the unpaid amount (namely, the subscription amount minus the actual amount paid).

The non-fulfilment of any of the conditions precedent above shall not constitute any breach of the A Share Subscription Agreement by any party.

In the event of any material adverse change in the operation of the Company occurs during the process of the Non-public Issuance of A Shares, CEA Holding shall be entitled to give up the subscription and will not constitute a breach of contract. For avoidance of doubt, the impact caused by COVID-19 will not be considered as a material adverse change in the operation of the Company.

The resolution in relation to the subscription of A Shares under the Non-public Issuance of A Shares which constitutes a connected transaction of the Company will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

LETTER FROM THE BOARD

IV.	REASONS FOR AND BENEFITS OF THE NON-PUBLIC ISSUANCE OF A SHARES

The net proceeds of the Non-public Issuance of A Shares will be used to supplement the working capital and repay the debts of the Company. The Non-public Issuance of A Shares will satisfy the Company’s capital needs for its operation and development, further strengthen the comprehensive capabilities, realize the sustainable development, enhance the core competence of long-term sustainable development, and effectively increase the resilience of the Company against risks.

In addition, the Non-public Issuance of A Shares will enable the Company to lower its amount of debt, thereby improving the capital structure, reducing the gearing ratio, controlling financial costs, relieving the debt financing pressure caused by the capital demands, and eventually enhancing the financial stability of the Company.

The outbreak of COVID-19 in early 2020 has caused great impact on the global macro-economy and the aviation industry, and the Company is facing an unprecedented severe situation. Under such circumstances, CEA Holding, as the controlling Shareholder, has decided to provide more support to the Company. The subscription of all of the A Shares to be issued under the Non-public Issuance of A Shares by CEA Holding demonstrates the confidence of the controlling Shareholder in the long-term development of the Company and its long standing support of the development of the Company. The Directors believe that the Non-public Issuance of A Shares will thus further enhance the investment value of the Company, which will maximize the interests of the Shareholders and effectively safeguard the interests of the minority Shareholders.

Based on the foregoing, the Directors (including the independent non-executive Directors) are of the opinion that the terms of the A Share Subscription Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

V.	EFFECT OF NON-PUBLIC ISSUANCE OF A SHARES ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following sets out the shareholding structure of the Company (i) as at the Latest Practicable Date; and (ii) immediately after completion of the Non-public Issuance of A Shares (assuming no other change in the number of issued shares in the Company from the Latest Practicable Date to the completion of the Non-public Issuance of A Shares):

	As at the Latest Practicable Date			Immediately after completion of the Non-public Issuance of A Shares
	Number of shares held		Approximate percentage of the total number of shares in issue	Number of shares held		Approximate percentage of the total number of shares in issue
CEA Holding and parties acting in concert with it Note [1]	5,530,243,960 (A Shares	)	33.76%	8,025,174,835 (A Shares	)	42.52%
	2,626,240,000 (H Shares	)	16.03%	2,626,240,000 (H Shares	)	13.91%

Subtotal	8,156,483,960		49.80%	10,651,414,835		56.43%

JuneYao Group Note [2]	1,120,273,142 (A Shares	)	6.84%	1,120,273,142 (A Shares	)	5.94%
	558,769,777 (H Shares	)	3.41%	558,769,777 (H Shares	)	2.96%

Subtotal	1,679,042,919		10.25%	1,679,042,919		8.90%

Other public Shareholders	4,552,214,324 (A Shares	)	27.79%	4,552,214,324 (A Shares	)	24.12%
	1,991,768,000 (H Shares	)	12.16%	1,991,768,000 (H Shares	)	10.55%

Subtotal	6,543,982,324		39.95%	6,543,982,324		34.67%

Total	16,379,509,203		100%	18,874,440,078		100%

LETTER FROM THE BOARD

Note 1:

As at the Latest Practicable Date, CEA Holding and parties acting in concert with it held 8,156,483,960 shares of the Company in aggregate, representing approximately 49.80% of the total number of shares in issue of the Company, among which:

(i)	CEA Holding directly held 5,072,922,927 A Shares;

(ii)	CES Finance directly held 457,317,073 A Shares. CES Finance is a wholly-owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding;

(iii)	CES Global directly held 2,626,240,000 H Shares. CES Global is a wholly-owned subsidiary of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding; and

(iv)	Li Yangmin directly held 3,960 A Shares in the capacity of beneficial owner. Li Yangmin is a director of CEA Holding and is therefore presumed to be a party acting in concert with CEA Holding.

Note 2:

As at the Latest Practicable Date, JuneYao Group directly held 311,831,909 A Shares and indirectly held (i) 219,400,137 A Shares through Juneyao Airlines Co., Ltd.; (ii) 589,041,096 A Shares through Shanghai Jidaohang Enterprise Management Company Limited; (iii) 546,769,777 H Shares through Shanghai Juneyao Airline Hong Kong Limited; and (iv) 12,000,000 H Shares through Juneyao Airlines Co., Ltd. Therefore, JuneYao Group directly and indirectly held approximately 10.25% of the shares of the Company in aggregate. Accordingly, JuneYao Group shall be regarded as a core connected person of the Company and thus the shares held by it shall not be regarded as being in public hands.

Immediately after completion of the Non-public Issuance of A Shares, JuneYao Group will directly and indirectly hold approximately 8.90% in the enlarged total share capital in issue of the Company and thus the shares held by it will be regarded as being in public hands.

Note 3:	The public float is expected to be 43.57% upon completion of the Non-public Issuance of A Shares.

Note 4:	Any discrepancies in this table between totals and sums of amounts listed in the table above are due to rounding.

Upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding in the Company will increase from approximately 49.80% to approximately 56.43%. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged.

Upon completion of the Non-public Issuance of A Shares, pursuant to the information of the Company available in public and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

VI.	SECURITIES OF THE COMPANY

As at the Latest Practicable Date, the Company has 16,379,509,203 shares in issue, comprising 11,202,731,426 A Shares and 5,176,777,777 H Shares. Save for the aforesaid, the Company has no other outstanding shares, options, warrants, derivatives or other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) that carry a right to subscribe for or which are convertible into shares of the Company.

LETTER FROM THE BOARD

VII.	PROCEEDS RAISED OVER THE PAST 12 MONTHS

The Company has not carried out any fund raising exercise through issue of any equity securities during the 12 months immediately preceding the Latest Practicable Date.

VIII.	PROPOSED AMENDMENTS TO THE ARTICLES

Upon completion of the Non-public Issuance of A Shares, there will be changes in the Company’s registered capital, total amount of shares and etc. Thus, the Board proposed to seek the approval of the Shareholders at the EGM in respect of authorizing the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the vice chairman of the Company or their authorized persons) to, upon completion of the Non-public Issuance of A Shares, pursuant to the results of the Non-public Issuance of A Shares, make necessary amendments to the relevant terms in the Articles, and perform in time the obligations of disclosure of relevant information.

Details	of the proposed amendments are as follows:

(1)	Article 21 of the current Articles:

As approved by the CSRC, the total amount of shares of the Company is 16,379,509,203 shares.

Amended to be:

As approved by the CSRC, the total amount of shares of the Company is 18,874,440,078 shares.

(2)	Article 22 of the current Articles:

The Company has issued a total of 16,379,509,203 ordinary shares, comprising a total of 11,202,731,426 A Shares, representing 68.39% of the total share capital of the Company, a total of 5,176,777,777 H Shares, representing 31.61% of the total share capital of the Company.

Amended to be:

The Company has issued a total of 18,874,440,078 ordinary shares, comprising a total of 13,697,662,301 A Shares, representing 72.57% of the total share capital of the Company, a total of 5,176,777,777 H Shares, representing 27.43% of the total share capital of the Company.

(3)	Article 25 of the current Articles:

The registered capital of the Company is RMB16,379,509,203. Amended to be:

The registered capital of the Company is RMB18,874,440,078.

The proposal in relation to the proposed amendments to the Articles will be submitted, by way of special resolution, for the Shareholders’ consideration and approval at the EGM.

LETTER FROM THE BOARD

IX.	INTENTION OF CEA HOLDING REGARDING THE COMPANY

CEA Holding shares the view of the Directors as disclosed in the paragraph headed “Reasons for and Benefits of the Non-public Issuance of A Shares” above, in which it is mentioned that the Non-public Issuance of A Shares is in the interests of the Group.

CEA Holding intends to continue with the existing business of the Company upon the completion of the Non-public Issuance of A Shares. CEA Holding has no intention to introduce any major changes to the existing business of the Company (including any redeployment of the fixed assets of the Company). It is also the intention of CEA Holding that the employment of the existing employees of the Group should be continued following completion of the Non-public Issuance of A Shares except for changes which may occur in the ordinary course of business.

X.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, CEA Holding is the controlling Shareholder which, together with parties acting in concert with it, held approximately 49.80% of the total number of shares in issue of the Company, and therefore is a connected person of the Company under the Hong Kong Listing Rules. Thus, the Non-public Issuance of A Shares under the A Share Subscription Agreement constitutes a connected transaction of the Company and is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Liu Shaoyong, Li Yangmin, Tang Bing and Jiang Jiang, being the Directors of the Company, are also the directors of CEA Holding, and therefore are regarded as having a material interest in the Non-public Issuance of A Shares under the A Share Subscription Agreement and thus have abstained from voting on the Board resolutions to approve the Non-public Issuance of A Shares under the A Share Subscription Agreement. Save as disclosed above, none of the Directors has any material interest in the Non-public Issuance of A Shares and hence no other Directors have abstained on voting such Board resolutions.

The A Shares to be issued under the Non-public Issuance of A Shares will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

XI.	IMPLICATIONS UNDER THE TAKEOVERS CODE

1.	Application for the Whitewash Waiver

As at the Latest Practicable Date, CEA Holding and parties acting in concert with it were interested in, and controlled or are entitled to exercise control over, the voting rights in respect of, directly and indirectly, an aggregate of 8,156,483,960 shares of the Company, representing approximately 49.80% of the voting rights of the Company. As the Non-public Issuance of A Shares will increase the aggregate voting rights held by them by more than 2% from approximately 49.80% (being the lowest percentage holding in the 12-month period ending on the completion of the Non-public Issuance of A Shares) to approximately 56.43% (assuming no other change in the number of issued shares in the Company from the date of the Announcement to the completion of the Non-public Issuance of A Shares), the Non-public Issuance of A Shares will give rise to an obligation on the part of CEA Holding to make a mandatory general offer for all the securities of the Company not already owned or agreed to be acquired by CEA Holding and parties acting in concert with it under Rule 26 of the Takeovers Code, unless a waiver is granted by the Executive.

LETTER FROM THE BOARD

CEA Holding has applied for the Whitewash Waiver from compliance with the obligation to make a mandatory offer under Rule 26.1 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to, among other things, the approval of the Whitewash Waiver by at least 75% of the independent votes that are cast either in person or by proxy at the EGM, and the approval of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) by more than 50% of the independent votes that are cast either in person or by proxy at the EGM as required under the Takeovers Code. Further, under the Articles, the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) will have to be approved by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. The Non-public Issuance of A Shares will not proceed if the Whitewash Waiver is not granted by the Executive or not approved by the Independent Shareholders at the EGM or the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) is not approved by the Independent Shareholders at the EGM and the Class Meetings.

If the Whitewash Waiver is approved by the Independent Shareholders, the potential holding of voting rights of the Company held by CEA Holding and parties acting in concert with it resulting from the subscription of A Shares under the Non-public Issuance of A Shares will exceed 50% of the voting rights of the Company. CEA Holding and parties acting in concert with it may further increase their holdings of voting rights of the Company without incurring any further obligations under Rule 26 of the Takeovers Code to make a general offer.

As at the Latest Practicable Date, the Company did not believe that the Non-public Issuance of A Shares gives rise to any concerns in relation to compliance with other applicable rules or regulations (including the Hong Kong Listing Rules). If a concern should arise after the Latest Practicable Date, the Company will endeavour to resolve the matter to the satisfaction of the relevant authority as soon as possible. The Company notes that the Executive may not grant the Whitewash Waiver if the Non- public Issuance of A Shares does not comply with other applicable rules and regulations.

CEA Holding and its associates, parties acting in concert with it, and those who are involved in or interested in the Non-public Issuance of A Shares and/or the Whitewash Waiver will be required to abstain from voting on the corresponding resolutions to be proposed at the EGM and/or the Class Meetings (as the case may be).

The resolution in relation to the application for whitewash waiver will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the EGM, and shall be passed by at least 75% of the independent votes that are cast either in person or by proxy at the EGM.

2.	Profit Forecast pursuant to Rule 10 of the Takeovers Code

(i)	Estimated Loss Announcement

Reference is made to the Estimated Loss Announcement, which was published on 29 January 2021. With the publication of the Announcement in relation to the Non-public Issuance of A Shares and the application for the Whitewash Waiver, the following information contained in the Estimated Loss Announcement constitutes a profit forecast under Rule 10 of the Takeovers Code, and is required to be reported on in accordance with Rule 10.3(d) of the Takeovers Code: (a) the net loss attributable to shareholders of the Company for the year 2020 is expected to be RMB9.8 billion to RMB12.5 billion, and (b) the net loss attributable to shareholders of the Company after deducting non-recurring profit and loss for the year 2020 is expected to be RMB10.7 billion to RMB13.4 billion (collectively, the “FY2020 Unaudited and Estimated Range of Net Profits”).

LETTER FROM THE BOARD

As the Estimated Loss Announcement was published before the date of the Announcement, the Company could not have complied with the reporting requirements as set out in Rule 10.3 of the Takeovers Code at the time of publication. As a result, the Estimated Loss Announcement was published on 29 January 2021 without fully complying with the relevant requirements under Rule 10 of the Takeovers Code, including but not limited to the requirement for the profit forecast in the Estimated Loss Announcement to be separately reported on by the Company’s auditors or accountants and independent financial adviser.

Please refer to Appendix II headed “Estimated Loss Announcement and Reports thereon” to this circular for the Estimated Loss Announcement and relevant reports in relation to the FY2020 Unaudited and Estimated Range of Net Profits.

(ii)	A Share Announcements on the Impact of Dilution of Current Returns caused by the Non-public Issuance of A Shares

Shareholders’ attention is also drawn to the overseas regulatory announcements dated 2 February 2021 issued by the Company in relation to the Non-public Issuance of A Shares. In accordance with the relevant the PRC regulations, the Company is required to disclose the impact of dilution of current returns caused by the Non-public Issuance of A Shares. Reference is made to section VIII headed “Dilution of Current Returns by the Non-public Issuance of A Shares and Remedial Measures (本次非公開發行A股股票攤薄即期回報及填補措施)” in the announcement headed “Proposal for Non-public Issuance of A Shares in 2021” and the announcement headed “Dilution of Current Returns by the Non-public Issuance of Shares and Remedial Measures” (the “A Share Announcements”) in Chinese issued by the Company and published on the website of the Shanghai Stock Exchange (www.sse.com.cn) on 2 February 2021. A copy of the A Share Announcements (together with a translation in English) was also published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) as overseas regulatory announcements on 2 February 2021.

In the A Share Announcements, the Company disclosed: (a) the FY2020 Unaudited and Estimated Range of Net Profits as set out in the Estimated Loss Announcement; (b) the “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ended 31 December 2020, which were arithmetic means of the high end and low end of the FY2020 Unaudited and Estimated Range of Net Profits; and (c) the “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ending 31 December 2021, which were results of mathematical computation based on four different hypothetical scenarios (together with the FY2020 Unaudited and Estimated Range of Net Profits, collectively the “Relevant Information”). Details of the Relevant Information are set out in section VIII headed “Dilution of Current Returns by the Non-Public Issuance of A Shares and Remedial Measures” of Appendix III headed “Proposal for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited in 2021” to this circular.

LETTER FROM THE BOARD

While the Relevant Information constitutes profit forecast under Rule 10 of the Takeovers Code, Shareholders and other investors should note that the Relevant Information has not been prepared to a standard required under Rule 10 of the Takeovers Code and has not been reported on in accordance with Rule 10. As the FY2020 Unaudited and Estimated Range of Net Profits also appear on the Estimated Loss Announcement, they are reported on as part of the profit forecast contained in the Estimated Loss Announcement in accordance with Rule 10 of the Takeovers Code. Please refer to Appendix II headed “Estimated Loss Announcement and Reports thereon” to this circular for the relevant reports in relation to the FY2020 Unaudited and Estimated Range of Net Profits.

The Relevant Information (other than the FY2020 Unaudited and Estimated Range of Net Profits) will not be reported on in accordance with Rule 10 of the Takeovers Code. Therefore, the Relevant Information should not be relied upon as a forecast of any future profitability or other financial position of the Company. Shareholders and other investors should exercise caution when reading and interpreting the Relevant Information and when assessing the merits or demerits of the Non-public Issuance of A Shares and dealing or investing in the shares or other securities of the Company.

The Executive has granted a waiver to the Company from the reporting on requirements set out in Rule 10 of the Takeovers Code in respect of the Relevant Information (other than the FY2020 Unaudited and Estimated Range of Net Profits).

XII.	ESTABLISHMENT OF INDEPENDENT BOARD COMMITTEE AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Pursuant to Rule 2.8 of the Takeovers Code, members of the independent committee of the Board should comprise all non-executive Directors who have no interest in the Non-public Issuance of A Shares and Whitewash Waiver other than as a Shareholder.

The Independent Board Committee (comprising Shao Ruiqing, Cai Hongping and Dong Xuebo, being all of the independent non-executive Directors) has been formed in accordance with Chapter 14A of the Hong Kong Listing Rules and Rule 2.8 of the Takeover Code to advise the Independent Shareholders on the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and Whitewash Waiver.

Octal Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and Whitewash Waiver.

XIII.	GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

LETTER FROM THE BOARD

In October 2020, CEA Holding entered into an agreement regarding capital increase in CEA Holding with the relevant parties, pursuant to which China Life Investment Holding Company Limited* (國壽投資控股有限公司), Shanghai Jiushi (Group) Co., Ltd.* (上海久事（集團）有限公司), China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司) and China Tourism Group Co., Ltd.* (中國旅遊集團有限公司) agreed to make the capital contribution of RMB31 billion in aggregate in cash to CEA Holding. As at the Latest Practicable Date, the capital contribution has been made while the industrial and commercial registration of change in the PRC for the above- mentioned capital increase in CEA Holding had not been completed.

As at the Latest Practicable Date, the controlling shareholder and the actual controller of CEA Holding was SASAC, and CEA Holding was owned:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Holding Company Limited* (國壽投資控股有限公司), which is directly wholly-owned by China Life Insurance (Group) Company* (中國人壽保險 (集團) 公司) and ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. * (上海久事 (集團) 有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* (中國國新控股有限責任公司) and ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* (中國旅遊集團有限公司), which is directly wholly-owned by SASAC.

XIV.	EGM AND CLASS MEETINGS

The EGM will be convened at 4/F Conference Room, Office Building of One Two Three Airlines Co., Ltd., No. 60, Yingbin Road No. 7, Shanghai Hongqiao International Airport, Changning District, Shanghai (上海市長寧區上海虹橋國際機場迎賓七路60號一二三航空有限公司辦公樓四樓會議室 ) at 1:30 p.m. on Monday, 29 March 2021 to consider, and if thought fit, approve resolutions relating to, among others, (i) the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate); (ii) the Whitewash Waiver; and (iii) the proposed amendments to the Articles. Details of the EGM and the resolutions to be proposed at the EGM are set out in the “Notice of 2021 First Extraordinary General Meeting” despatched on 8 February 2021 by the Company.

The H Shareholders Class Meeting and the A Shareholders Class Meeting will be convened at 4/F Conference Room, Office Building of One Two Three Airlines Co., Ltd., No. 60, Yingbin Road No. 7, Shanghai Hongqiao International Airport, Changning District, Shanghai (上海市長寧區上海虹橋國際機場迎賓七路60號一二三航空有限公司辦公樓四樓會議室 ) at 2:00 p.m. on Monday, 29 March 2021, to consider, and if thought fit, approve resolutions relating to, among others, (i) the Non-public Issuance of A Shares under the A Share Subscription Agreement; and (ii) the Specific Mandate. Details of the H Shareholders Class Meeting and the resolutions to be proposed at the H Shareholders Class Meeting are set out in the “Notice of H Shareholders Class Meeting” despatched on 8 February 2021 by the Company.

As at the Latest Practicable Date, CEA Holding is the controlling Shareholder which, together with parties acting in concert with it (including Li Yangmin (a director of CEA Holding), and CES Finance and CES Global (both being wholly-owned subsidiaries of CEA Holding)) held 8,156,483,960 shares of the Company in aggregate, representing approximately 49.80% of the issued share capital of the Company. Accordingly, CEA Holding, CES Finance, CES Global and Li Yangmin, who own shares of the Company, are required to abstain from voting in respect of resolutions 2, 3, 6, 7, 10, 11 and 13 set out in the “Notice of 2021 First Extraordinary General Meeting”, and CES Global, who owns H Shares, is required to be abstain from voting in respect of the resolutions 1, 2, 4, 5 and 6 set out in the “Notice of H Shareholders Class Meeting”. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding, CES Finance, CES Global or Li Yangmin;

LETTER FROM THE BOARD

(ii)

none of CEA Holding, CES Finance, CES Global or Li Yangmin was subject to any obligation or entitlement whereby they had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their respective shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)

it was not expected that there would be any discrepancy between each of the beneficial shareholding interest of CEA Holding, CES Finance, CES Global and Li Yangmin in the Company as disclosed in this circular and the number of shares in the Company in respect of which each of them would control or would be entitled to exercise control over the voting right at the EGM and the Class Meetings.

The voting in relation to the Non-public Issuance of A Shares, the A Share Subscription Agreement, the Specific Mandate, and the Whitewash Waiver will be conducted by way of poll.

XV.	RECOMMENDATION

Your attention is drawn to the “Letter from the Independent Board Committee” set out on pages 28 to 29 of this circular which contains its recommendation to the Independent Shareholders, and the “Letter from the Independent Financial Adviser” set out on pages 30 to 53 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions to be proposed at the EGM and the Class Meetings.

Having taken into account the factors as disclosed in the section headed “Reasons for and Benefits of the Non-public Issuance of A Shares” above, the Directors (including the independent non-executive Directors, whose view is also set out in the “Letter from the Independent Board Committee” in this circular below which concurs with the view of the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the circular) are of the view that the resolutions to be proposed at the EGM and the Class Meetings are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends all the Shareholders and/or Independent Shareholders to vote in favour of all the resolutions to be proposed at the EGM and/or the Class Meetings (as the case may be).

XVI.	ADDITIONAL INFORMATION

Your attention is also drawn to the appendices to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

12 March 2021

To the shareholders of the Company

Dear Sir or Madam,

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING; AND

(3) APPLICATION FOR WHITEWASH WAIVER

We refer to the circular of the Company dated 12 March 2021 (the “Circular”), of which this letter forms part. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Circular.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders in respect of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and the Whitewash Waiver, details of which are set out in the “Letter from the Board” in the Circular. Octal Capital Limited has been appointed as the Independent Financial Adviser with our approval to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 5 to 27 of the Circular and the “Letter from the Independent Financial Adviser” set out on pages 30 to 53 of the Circular and the additional information set out in the appendices of this Circular.

Having taken into account, among other things, the principal factors and reasons considered by, and the advice of, the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the Circular, we concur with the view of the Independent Financial Adviser and consider that:

(a)

although the entering into of the A Share Subscription Agreement is not in the ordinary and usual course of business of the Company, the terms of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) (i) are fair and reasonable, (ii) are on normal commercial terms and (iii) are in the interests of the Company and the Shareholders as a whole; and

(b)

the terms of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend you to vote in favour of all the resolutions to be proposed at the EGM and/or the Class Meetings (as the case may be).

Yours faithfully,
Shao Ruiqing
Cai Hongping
Dong Xuebo
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice dated 12 March 2021 from Octal Capital Limited to the Independent Board Committee and the Independent Shareholders prepared for the purposes of Chapter 14A of the Hong Kong Listing Rules and Rule 26.1 of the Takeovers Code and for inclusion in this circular in respect of the Non-public Issuance of A Shares (including the Specific Mandate) and Whitewash Waiver.

Octal Capital Limited 801– 805, 8/F, Nan Fung Tower 88 Connaught Road Central Hong Kong

To the Independent Board Committee and the Independent Shareholders

12 March 2021

Dear Sirs,

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING; AND

(3) APPLICATION FOR WHITEWASH WAIVER

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and Whitewash Waiver, details of which are contained in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 12 March 2021 (the “Circular”). Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

Reference is made to the Announcement, where the Board considered and approved the Non-public Issuance of A Shares, pursuant to which the Company will issue 2,494,930,875 A Shares to CEA Holding for a cash issue price of RMB4.34 per A Share (the “Issue Price”). The proceeds expected to be raised (before deducting relevant issuance expenses) will be not more than RMB10,828,000,000 (inclusive).

The Issue Price, being the subscription price payable by the Subscriber, shall be RMB4.34 per A Share, which is not less than (i) 80% of the average trading price of approximately RMB3.66 (rounded up to the nearest two decimal places) of the A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date; and (ii) the latest audited net assets per share attributable to holders of ordinary shares of the parent company of the Company as at the Pricing Benchmark Date. (i.e. RMB4.08 per share).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The number of shares to be issued under the Non-public Issuance of A Shares is calculated by dividing the gross proceeds raised from the Non-public Issuance of A Shares by the final issue price. Based on the maximum amount of gross proceeds of RMB10,828,000,000 (inclusive) and assuming the final issue price is RMB4.34 per A Share, the number of shares to be issued under the Non-public Issuance of A Shares will be 2,494,930,875 shares, representing: (i) approximately 22.27% of the Company’s existing A Shares in issue and approximately 15.23% of its existing total share capital in issue as at the Latest Practicable Date; and (ii) approximately 18.21% of the Company’s enlarged A Shares in issue and approximately 13.22% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

As at the Latest Practicable Date, CEA Holding is the controlling Shareholder which, together with parties acting in concert with it, held approximately 49.80% of the total number of shares in issue of the Company, and therefore is a connected person of the Company under the Hong Kong Listing Rules. Thus, the Non-public Issuance of A Shares under the A Share Subscription Agreement constitutes a connected transaction of the Company and is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The A Shares to be issued under the Non-public Issuance of A Shares will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

Upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding (and parties acting in concert with it) in the Company will increase from approximately 49.80% to approximately 56.43%. In the absence of an applicable waiver, the Non-public Issuance of A Shares will give rise to an obligation on the part of CEA Holding to make a mandatory offer for all of the shares in issue of the Company other than those already owned or agreed to be acquired by it under Rule 26.1 of the Takeovers Code.

CEA Holding has applied to the Executive for the Whitewash Waiver from compliance with Rule 26.1 of the Takeovers Code. The Whitewash Waiver if granted by the Executive, will be subject to, among other things, the approval of the Whitewash Waiver by at least 75% of the independent votes that are cast either in person or by proxy at the EGM, and the approval of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) by more than 50% of the independent votes that are cast either in person or by proxy at the EGM as required under the Takeovers Code. Further, under the Articles, the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) will have to be approved by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM and the Class Meetings.

The Non-public Issuance of A Shares will not proceed if the Whitewash Waiver is not granted by the Executive or not approved by the Independent Shareholders at the EGM or the Non-public Issuance of A Shares (including the Specific Mandate) is not approved by the Independent Shareholders at the EGM and the Class Meetings.

The Independent Board Committee (comprising Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being all of the independent non-executive Directors) has been formed in accordance with Chapter 14A of the Hong Kong Listing Rules and Rule 2.8 of the Takeover Code to advise the Independent Shareholders on the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) and Whitewash Waiver.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, we, Octal Capital Limited, are not connected with the directors, chief executives and substantial shareholders of the Company or the CEA Holding Group or any of their respective subsidiaries or associates or parties acting in concert with any of them and do not have any shareholding, directly or indirectly, in any members of the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company. We are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders.

During the last two years, we were engaged as an independent financial adviser to the Company in respect of the continuing connected transactions in relation to the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines Co., Limited to exclusively operate the passenger aircraft cargo business of the Company and its principal operating subsidiaries, details of which were stated in the circular of the Company dated 30 October 2020 (the “Previous Engagement”). Under the Previous Engagement, we were required to express our opinion on and give recommendation to the Independent Board Committee and the Independent Shareholders in respect of the relevant transactions.

Apart from normal professional fees paid or payable to us in connection with the Previous Engagement and this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Group, the CEA Holding Group or any of their respective associates. Accordingly, we consider ourselves eligible to act as the independent financial adviser to the Company under the requirements of the Hong Kong Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Directors and the management of the Company on the terms of the Non-public Issuance of A Shares and Whitewash Waiver, including the information and representations contained in the Circular. We consider that we have reviewed sufficient information, among other things, (i) the A Shares Subscription Agreement; (ii) the annual reports of the Company for each of the two years ended 31 December 2018 and 31 December 2019; (iii) the interim report of the Company for the six months ended 30 June 2020; (iv) other information as set out in the Circular; and (v) relevant market data and information available from public sources, to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company, CEA Holding and their respective associates nor have we carried our any independent verification of the information supplied to us.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Background of the Group and CEA Holdings

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

CEA Holding is a PRC state-owned enterprise and is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

In October 2020, CEA Holding entered into an agreement regarding capital increase in CEA Holding with the relevant parties, pursuant to which China Life Investment Holding Company Limited* (國壽投資控股有限公司), Shanghai Jiushi (Group) Co., Ltd.* (上海久事（集團）有限公司), China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司) and China Tourism Group Co., Ltd.* (中國旅遊集團有限公司) (the “Capital Investors”) agreed to make the capital contribution of RMB31 billion in aggregate in cash to CEA Holding. The Capital Investors are affiliated entities which are ultimately wholly owned by SASAC or the State Council of the PRC. As at the Latest Practicable Date, the capital contribution has been made while the industrial and commercial registration of change in the PRC for the above-mentioned capital increase in CEA Holding had not been completed due to administrative procedures carrying out by the Capital Investors in relation to the capital increase in CEA Holdings. The change in the industrial and commercial registration is expected to be completed by the end of April in 2021.

As at the Latest Practicable Date, the controlling shareholder and the actual controller of CEA Holding is SASAC, and, CEA Holding is owned:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Holding Company Limited* (國壽投資控股有限公司), which is directly wholly-owned by China Life Insurance (Group) Company* (中國人壽保險 (集團) 公司) and ultimately wholly owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. * (上海久事 (集團) 有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* (中國國新控股有限責任公司) and ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* (中國旅遊集團有限公司), which is directly wholly-owned by SASAC.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Historical financial performance and prospects of the Group

The summary of the consolidated financial information of the Group for the years ended 31 December 2017 (“FY2017”), 2018 (“FY2018”) and 2019 (“FY2019”) and the six months ended 30 June 2019 (“1H2019”) and 30 June 2020 (“1H2020”) as extracted from the annual reports of the Company for FY2018 and FY2019 and the interim report of the Company for 1H2020 (the “2020 Interim Report”) respectively are set out as follows:

	For the year ended 31 December			For the six months ended 30 June
	2017	2018	2019	2019	2020
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	RMB’	RMB’	RMB’	RMB’	RMB’
	million	million	million	million	million

Total revenue	102,475	115,278	120,986	58,859	25,159
Operating profit/(loss)	9,431	9,309	10,081	5,156	(8,581)
Net profit/(loss) attributable to owners of the Company	6,342	2,698	3,192	1,941	(8,542)

	As at 31 December			As at 30 June
	2017 (audited)	2018 (audited)	2019 (audited)	2020 (unaudited)
	RMB’	RMB’	RMB’	RMB’
	million	million	million	million

Non-current Assets	211,434	223,085	265,442	264,275
Current Assets	18,293	15,932	19,743	22,679
— Cash and cash equivalents	4,605	646	1,350	7,349
— Restricted bank deposits and short-term bank deposits	51	16	6	12
Total Assets	229,727	239,017	285,185	286,954

Current Liabilities	80,328	73,064	78,363	97,318
— Current portion of borrowings	39,090	29,259	25,233	54,054
Non-current Liabilities	90,621	104,352	134,176	127,152
— Borrowings	24,711	25,867	26,604	25,021
Total Liabilities	170,949	177,416	212,539	224,470

Net Current Liabilities	(62,035)	(57,132)	(58,620)	(74,639)
Total Equity	58,778	61,601	72,646	62,484
Equity attributable to the equity holders of the Company	55,360	58,008	69,008	59,382
Gearing Ratio (Total Liabilities/Total Assets)	74.4%	74.2%	74.5%	78.2%
Current Ratio	0.23	0.22	0.25	0.23

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Financial Performance of the Group

As regards to the financial performance of the Group, the total revenue of the Group for FY2017, FY2018 and FY2019 recorded a slight and stable year-on-year increase. The traffic revenue, accounting for approximately 92.9%, 93.6% and 94.4% of the Group’s total revenue throughout FY2017, FY2018 and FY2019 respectively, exhibited a steady increase from approximately RMB95,187 million for FY2017 to approximately RMB107,936 million for FY2018 and further increased to approximately RMB114,242 million for FY2019. The Group’s total revenue for 1H2020 declined as compared to 1H2019, including a decrease in traffic revenue from approximately RMB55,323 million for 1H2019 to approximately RMB22,962 million for 1H2020, representing a decrease of approximately 58.5%. The decrease in traffic revenue was primarily due to the adverse effect of the strike of COVID-19, where the Group had recorded a total traffic volume of approximately 4.6 billion tonne-kilometres and served approximately 25.7 million passengers respectively for 1H2020, representing a decrease of approximately 58.3% and approximately 59.8% as compared with that of 1H2019.

The net profit attributable to equity holders of the Company amounted to approximately RMB6,342 million, RMB2,698 million and RMB3,192 million for FY2017, FY2018 and FY2019 respectively. The decline in net profit for FY2018 was mainly due to the increment of (i) aircraft fuel costs from approximately RMB25,131 million for FY2017 to approximately RMB33,680 million for FY2018; and (ii) finance costs from approximately RMB3,184 million for FY2017 to approximately RMB5,767 million for FY2018. The increase in net profit for FY2019 was mainly due to (i) the aforementioned increase in revenue; and (ii) absence of aircraft operating lease rentals of approximately RMB4,306 million. The Group has recorded a net loss attributable to the shareholders of the Company of approximately RMB8,542 million for 1H2020, a turnaround from a net profit attributable to the shareholders of the Company of approximately RMB1,941 million for 1H2019. The turnaround from net profit to net loss was mainly attributable to the aforesaid decrease in revenue from passenger traffic revenue.

As further set out in the Estimated Loss Announcement, we noted that based on the preliminary estimates of the Company made in accordance with the China Accounting Standards for Business Enterprises, it is expected that the net loss attributable to shareholders of the Company for the year ended 31 December 2020 would be in the range of approximately RMB9,800 million and RMB12,500 million. The decrease in the estimated net profit was primarily due to the severe impact of COVID-19.

Financial Position of the Group

As regards to the financial position of the Group, as at 30 June 2020, the major assets of the Group include (i) right-of-use assets which primarily consisted of the aircrafts, engines and flight equipment under finance leases and operating leases of the Group and amounted to approximately RMB124,524 million; (ii) property, plant and equipment which primarily consisted of the self-owned aircrafts, engines and flight equipment of the Group and amounted to approximately RMB97,845 million, which together accounted for approximately 77.5% of the total assets of the Group. The cash and cash equivalents and bank deposits (including restricted bank deposits and short-term bank deposits) amounted to approximately RMB7,361 million as at 30 June 2020.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Throughout FY2017, FY2018 and FY2019, the Group maintained a net current liability position and such position had deteriorated from approximately RMB58,620 million (current ratio of approximately 0.25 times) as at 31 December 2019 to approximately RMB74,639 million (current ratio of approximately 0.23 times) as at 30 June 2020. The gearing ratio, calculated as total liabilities divided by total assets, was approximately 78.2% as at 30 June 2020 as compared to approximately 74.5% as at 31 December 2019, mainly due to increasing in total borrowings from approximately RMB51,837 million as at 31 December 2019 to approximately RMB79,075 million as at 30 June 2020. In respect of the borrowings as at 30 June 2020, approximately RMB54,054 million are regarded as current portion and are required to be repaid or settled within one year, which mainly consist of short- term debentures of approximately RMB46,200 million.

The Group recorded net asset value (“NAV”) attributable to shareholders of the Company of approximately RMB59,382 million as at 30 June 2020. The NAV per share of the Company (including the A Shares and the H Shares) (the “Share(s)”) was approximately RMB3.63 as at 30 June 2020, calculated by dividing the NAV attributable to the Shareholders of approximately RMB59,382 million by the number of A Shares and H Shares in issue as at 30 June 2020, representing a decrease of approximately 13.9% from that as at 31 December 2019.

3.	Background of and Reasons for the Non-public Issuance of A Shares

Overview of the aviation industry of the PRC and performance of the Group during 1H2020

With reference to the Letter from the Board, the outbreak of COVID-19 in early 2020 has caused great impact on the global macro-economy and the aviation industry, and the Company is facing an unprecedented severe situation. According to the monthly statistics published by the Civil Aviation Administration of China for the twelve months ended 31 December 2020, the total business volume of civil aviation and travel industry in the PRC (calculated by revenue passenger kilometers) was approximately 79.9 billion tonne-kilometers, representing a decrease of approximately 38.3% as compared with the same period in 2019, of which the traffic volume of domestic and international routes decreased by approximately 29.2% and 54.5%, respectively. Passenger traffic volume of civil aviation in the PRC was approximately 417.8 million passengers, representing a year-on-year decrease of approximately 36.7%, where passenger traffic based on domestic and international routes decreased by 30.3% and 87.1%, respectively.

As further disclosed in the 2020 Interim Report, for 1H2020, the Group had a total traffic volume of approximately 4.562 billion tonne-kilometres and served approximately 25.7 million passengers, representing a decrease of 58.3% and 59.8% respectively as compared with 1H2019. As a result, revenue of the Group decreased by 57.3% from the same period last year and the Group recorded a turnaround net loss attributable to equity holders of the Company amounted to RMB8,542 million. Moreover, the Group recorded net cash outflow from operating activities of approximately RMB6,720 million for 1H2020 as compared with the stable increasing cash inflow from operating activities of approximately RMB21,108 million, approximately RMB27,047 million and approximately RMB30,137 million for FY2017, FY2018 and FY2019 respectively. Having considered the uncertain impact of COVID-19 on the business of the Group in the international and domestic economics and the aviation industry, in particular, the status of border control and related travel restrictions, the Group has continued to explore various means of fund raising activities to satisfy its working capital requirement and to enhance the Group’s financial resilience against industry risks.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Easing of cash flow pressure and support in working capital requirements

We noted from the 2020 Interim Report that, as at 30 June 2020, the Group possessed cash and cash equivalents and bank deposits (including restricted bank deposits and short-term bank deposits) of approximately RMB7,361 million. As discussed with the management of the Company, part of the cash balances were committed to support its daily operation. Meanwhile, the Group had current portion of borrowings of approximately RMB54,054 million which due within one year as at 30 June 2020. Considering that the aforementioned uncertainties in the aviation industry may continue to affect the financial performances of the Group in the short-term, the Company considers, and we concur with the Company that, there is an on-going financing need to maintain sufficient liquidity cushion to support its working capital requirements and meeting its interest bearing liabilities.

Reduction of borrowings, lowering of gearing ratio and relief of debt financing pressure

The air transportation industry is capital-intensive in nature and requires large capital investment. As disclosed in the annual report for FY2019, according to the agreements that have been entered into by the Group in relation to aircraft and engines as at 31 December 2019, the Group expected its future capital expenditures on aircraft and engines to be approximately RMB47,822 million in total, including the expected capital expenditure of approximately RMB18,388 million, RMB12,442 million and RMB11,956 million for each year from 2020 to 2022, respectively.

For the past three years ended 31 December 2019, the Group has introduced aircraft through arrangements of self-purchase, financial leasing, operating lease and sale-leaseback, and the financial commitment of the introduction of aircraft and related equipment were satisfied through operating income, existing bank credit limit, bank loans, leasing arrangements and other external financing methods. As a result, the gearing ratio of the Company was generally high where the Company’s gearing ratio, calculated as total liabilities divided by total assets, was approximately 74.4%, 74.2%, 74.5% and 78.2% as at 31 December 2017, 2018, 2019 and 30 June 2020, respectively.

With part of the net proceeds of RMB6,000 million from the Non-public Issuance of A Shares will be utilised as repayment of super short-term debentures due on or before end of June 2021, details of which are further discussed in the paragraph “Use of proceeds” below, we are of the view that the Company’s gearing position and liquidity position would be improved, and the immediate pressure on performing further debt financing due to funding needs would be alleviated which can enhance the financial stability of the Company.

Other fund raising methods available to the Company

As advised by the Company, other than the Non-public Issuance of A Shares, the Company considered the feasibility of other fundraising methods such as debt financing from bank or money lenders and other forms of equity financing to raise sufficient funding to finance its interest bearing obligations falling due and supplement its working capital.

For debt financing from banks or money lenders, the Company considered that it will incur additional interest expenses and leverage on the Group, which would worsen the gearing level and the liquidity position of the Group and be contradictory to the Company’s original intentions of fundraising as compared to the Non-public Issuance of A Shares. Further, debt financing from banks or money lenders may also be subject to lengthy due diligence and internal risk assessment by banks or money lenders. Under such circumstances, the debt financing from banks or money lenders is not a preferable choice.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As for equity financing, the Company advised us that they have also considered public and non- public issuance of A Shares and H Shares. However, with reference to Article 10 of Measures for the Supervision and Administration of State-owned Equity of Listed Companies in China (《 上市公司國有股權監督管理辦法》) (SASAC, Ministry of Finance, and CSRC Order No. 36), the changes in state-owned shares of listed companies should be reasonably priced taking into account factors such as the price of publicly traded shares in the stock market, the price of comparable companies’ shares and the net asset value per share for the subscription of A Shares and H Shares. As the Company is a state-controlled listed company, the Board shall refer to the provisions of the abovementioned article and use no less than the net asset value per share as the pricing basis in equity financing. Meanwhile, the average trading price of the H Shares and A Shares during the 20 consecutive trading days immediately preceding the Pricing Benchmark Date was approximately HK$3.23 per H Share (equivalent to approximately RMB2.69 per H Share) and RMB4.57 per A Shares respectively, the average trading price of H Shares represent a discount of 34.1%to the latest audited net assets per share attributable to holders of ordinary shares of the parent company of the Company as at the Pricing Benchmark Date of RMB4.08 per Share (the “NAV per Share”) while the average trading price of A Shares represented a premium of approximately 12.0% over the NAV per Share. As such, the issuance of H Shares is not viable under the regulatory requirements of the CSRC.

As for the issuance of A shares under the public channel and the non-public channel, the Company has taken into account the regulatory requirement set forth in “Regulatory Requirements for Guiding and Regulating the Financing Behavior of Listed Companies (Revised Edition)” (《 關於引導規範上市公司融資行為的監管要求 (修訂版) 》) published by the CSRC on 14 February 2020, where a listed company conduct fundraising through means other than non-public issuance or placement of shares and preferred shares or issuance to designated persons assigned by the board of directors, the proportion used in supplement of working capital and debt repayment shall not exceed 30% of the total amount of funds raised. Taking into account the Company’s intention of fundraising is to raise sufficient funding to finance its debt repayment and to supplement its working capital, equity financing through public issuance of A Share would not be an appropriate fund raising method for the Group.

Having considered the above, the Company considers that the Non-public Issuance of A Shares is an appropriate fundraising method for the Group. Based on the foregoing, after considering (i) the existing gearing ratio and borrowings of the Group; (ii) the regulatory requirements in relation to changes in state-owned shares of listed companies; and (iii) other less favourable fundraising alternatives as compared to the Non-public Issuance of A Shares, we concur with the Company that the Non-public Issuance of A Shares is a more desirable fundraising approach for the Group to finance its interest bearing obligations, improve its financial position and also avoid incurring interest expenses.

Intention of the controlling Shareholder in the long-term development of the Group

As disclosed in the Letter from the Board, it is CEA Holding’s intention to provide support to the Group under the current market environment of the civil aviation industry through the subscription of the Non-public Issuance of A Shares, which indicates their confidence in the future development of the Group in the long-term. Such support from CEA Holding in satisfying the capital needs of the Company is conducive to the Group in optimising its capital structure, reducing financial risks and strengthening the core competitiveness of its principal business.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Use of proceeds

As disclosed in the Letter from the Board, the net proceeds to be raised from the Non-public Issuance of A Shares (after deducting relevant issuance expenses) will be no more than approximately RMB10,828 million (inclusive). The net proceeds would be utilised as of (i) RMB2,000 million for repayment of the super short-term debentures issued on 4 June 2020 with the maturity date on 1 March 2021; (ii) RMB2,000 million for repayment of the super short-term debentures issued on 1 December 2020 with the maturity date on 1 June 2021; (iii) RMB2,000 million for repayment of the bank loans made from China Development Bank during the period from 30 June 2020 to 31 July 2020 with the repayment date on 29 June 2021; and (iv) the remaining RMB4,828 million for supplement of the Group’s working capital. Through the plan of use of proceeds from the Non-public Issuance of A Shares to replenish the liquidity and repay debts, it can reduce the Company’s borrowings, thereby reducing its finance costs, further enhancing its solvency and eventually improving its profitability.

Having considered the above, we are of the view that there is a reasonable commercial rationale for the Non-public Issuance of A Shares and therefore the Non-public Issuance of A Shares are in the interests of the Company and Shareholders as a whole.

4.	Principal terms of the Non-public Issuance of A Shares

The major terms and conditions of the Non-public Issuance of A Shares are set out as follows:

Type and par value of shares to be issued:	A Shares denominated in RMB, with par value of RMB1.00 each

Method and time of issuance:	Non-public issuance of A Shares by the Company to the Subscriber at an appropriate timing within the validity period upon obtaining the approval of the CSRC

Subscriber:	CEA Holding

Method of subscription:	One-off subscription by cash

Pricing Benchmark Date, pricing principles and issue price	The Pricing Benchmark Date of the Non-public Issuance of A Shares shall be the announcement date of the resolutions passed at the 9th meeting of the 9th session of the Board on 2 February 2021. The Issue Price, being the subscription price payable by the Subscriber, shall be RMB4.34 per A Share, which is not less than (i) 80% of the average trading price of approximately RMB3.66 (rounded up to the nearest two decimal places) of the A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date (which is calculated by dividing the total trading amount of A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date by the total trading volume of A Shares for the same period); and (ii) the latest audited net assets per share attributable to holders of ordinary shares of the parent company of the Company as at the Pricing Benchmark Date (i.e. approximately RMB4.08 per share).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Issue Price represents a discount of approximately 7.86% to the closing price of RMB4.71 per A Share as quoted on the Shanghai Stock Exchange on 1 February 2021, being the last trading day immediately preceding the date of the Announcement (i.e. the Pricing Benchmark Date).

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the Pricing Benchmark Date of the Non-public Issuance of A Shares to the issuance date, the Issue Price shall be adjusted on ex-right or ex-dividend basis.

Number of shares to be issued:	The number of shares to be issued under the Non-public Issuance of A Shares will be 2,494,930,875 shares, representing:

(i) approximately 22.27% of the Company’s existing A Shares in issue and approximately 15.23% of its existing total share capital in issue as of the Latest Practicable Date; and

(ii) approximately 18.21% of the Company’s enlarged A Shares in issue and approximately 13.22% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

Amount and use of proceeds:	The gross proceeds to be raised from the Non-public Issuance of A Shares (before deducting relevant issuance expenses) will be not more than RMB10,828,000,000. After deducting relevant issuance expenses, the net proceeds to be raised from the Non- public Issuance of A Shares are intended to be used in the following items:

No.	Name of items	Proposed amount of proceeds to be applied
		(RMB million)
1	Supplementing the working capital	4,828
2	Repaying debts (Note)	6,000
	Total	10,828

Note: The details of proceeds to be used for repayment of debts are as follows: (i) RMB2,000 million of the self-owned funds of the Company had been used for repayment of the super short-term debentures issued on 4 June 2020 with the maturity date on 1 March 2021 and the Company will replenish the funds upon receipt of the proceeds from the Non-public Issuance of A Shares; (ii) RMB2,000 million will be used for repayment of the super short-term debentures issued on 1 December 2020 with the maturity date on 1 June 2021; and (iii) RMB2,000 million will be used for repayment of the bank loans made from China Development Bank during the period from 30 June 2020 to 31 July 2020 with the repayment date on 29 June 2021.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

If the proceeds from the Non-public Issuance of A Shares is not received by the Company by the time it is required to make the repayment of the corresponding bank loans and meet the other interest-bearing liabilities, the Company will repay such loans and liabilities by the self-owned funds first and will replenish the funds upon receipt of the proceeds from the Non-public Issuance of A Shares. To the extent as permitted by relevant laws and regulations and pursuant to the authorization granted by the EGM and the Class Meetings, the Board is entitled to adjust or determine the specific arrangements of the proceeds, including the use of the proceeds and the amount applied.

Lock-up period:	Thirty-six (36) months from the completion date of the Non- public Issuance of A Shares.

If there is any requirement on the lock-up and/or transfer restrictions of the A Shares subscribed by the Subscriber upon expiration of the said lock-up period from the relevant regulatory authorities, such other requirements shall be complied with. The same lock-up arrangement shall also apply to A Shares derived from the A Shares subscribed by the Subscriber under Non-public Issuance of A Shares in the circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Company.

If the Subscriber’s shareholding in the A Shares subscribed by it decreases upon expiration of the lock-up period, the Subscriber is required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Rules Governing the Listing Stocks on the Shanghai Stock Exchange, as well as the Articles of the Company.

Place of listing:	The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the A Shares to be issued pursuant to the Non-public Issuance of A Shares. Upon expiration of the lock-up period, the A Shares to be issued under the Non-public Issuance of A Shares will be listed and traded on the Shanghai Stock Exchange.

Arrangement of accumulated undistributed profits before the Non-public Issuance of A Shares:	Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of A Shares upon completion of the Non-public Issuance of A Shares.

Validity period of the resolutions of Non-public Issuance of A Shares:	Twelve (12) months from the date on which relevant resolutions are considered and approved at the EGM and the Class Meetings.

Further details of the Non-public Issuance of A Shares are set out in Appendix III to the Circular.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(i)	Review of A Share price

We have analysed the historical closing price of the A Shares during the past twelve months and up to the Pricing Benchmark Date. The following share price chart of the Company illustrates the daily closing price of the A Shares as quoted on the Shanghai Stock Exchange, including a comparison with the Shanghai Stock Exchange Composite Index (the “SSE Composite Index”), during the period commencing from 1 February 2020 up to the Pricing Benchmark Date (the “Historical Price Period”) and the period following the Pricing Benchmark Date up to the Latest Practicable Date (the “Post- announcement Period”). We consider that the Historical Price Period would be a reasonable and sufficient period to assess the fairness and reasonableness of the Issue Price after taking into account the impact of the outbreak of COVID-19 in January 2020 on the global and economies and the capital market in the PRC. Therefore, it is considered that the daily closing prices of the A Shares during the Historical Price Period would provide a timely and meaningful reference in view of the current market conditions:

Source: Shanghai Stock Exchange (http://english.sse.com.cn/)

The A Share price during the Historical Price Period:

The A Shares were generally traded within a range between RMB4.0 to RMB5.0 from 1 February 2020 to the Pricing Benchmark Date, which accounted for 220 trading days out of a total of 248 trading days (approximately 88.7%) during the Historical Price Period. Meanwhile, the highest closing price of the A Shares was RMB5.55 per Share on 16 September 2020 and the lowest closing price of the A Shares was RMB4.03 per Share on 23 March 2020. The A Share price showed fluctuation along the average closing prices of the Historical Price Period of approximately RMB4.63 and underperformed the SSE Composite Index during the same period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The closing price of the A Shares was RMB4.59 per A Share at the beginning of the Historical Price Period and the closing price of the A Shares as at the Pricing Benchmark Date was RMB4.71, representing a mild increase of approximately 2.6%; whereas the SSE Composite Index increased by approximately 27.6% during the same period. During the first two months of the Historical Price Period, the closing prices of the A Share dropped to its lowest level at RMB4.03 per A Share recorded on 23 March 2020. The closing prices of the A Shares subsequently showed fluctuation within the range between RMB4.03 and RMB4.28 from mid-March 2020 to mid-April. After the publication of first quarterly report for the three months ended 31 March 2020, the A Shares closed at the second- lowest level at RMB4.08 on 25 May 2020. After its fluctuation from March to May 2020, the closing prices of the A Shares started to exhibit a generally increasing trend from early-June 2020. Following the publication of interim results for 1H2020, the closing prices of the A Shares reached its highest level at RMB5.55 on 16 September 2020. The closing prices of the A Shares then experienced a decline during mid-September to late October 2020 and dropped to RMB4.59 on 30 October 2020, which was followed by a rebounding period in share price during November until early December and closed at the price of RMB5.16 on 3 December 2020. Subsequently the A Share price experienced another sharp decline in December and closed at its lowest price at RMB4.47 on 28 December 2020. During January 2021 until the Pricing Benchmark Date, the A Shares were generally traded within a narrow band of approximately 5% between RMB4.46 to RMB4.71.

The A Share price during the Post-announcement Period:

The A Shares were basically traded within the usual trading band between RMB4.0 to RMB5.0 from 2 February 2020 to the Latest Practicable Date, which accounted for 20 trading days out of a total of 21 trading days (approximately 95.2%) during the Post-announcement Period. Meanwhile, the highest closing price of the A Shares was RMB5.02 per Share on 23 February 2021 and the lowest closing price of the A Shares was RMB4.5 per Share on 4 February 2021. The A Shares closed at RMB5.00 as at the Latest Practicable Date.

Furthermore, we noted that the Issue Price of RMB4.34 per A Share represents:

(i)	a discount of approximately 7.9% to the closing price of the A Shares of RMB4.71 per Share on the Pricing Benchmark Date;

(ii)

a discount of approximately 5.0% to the average closing price of approximately RMB4.57 per Share for the last five consecutive trading days immediately prior to and including the Pricing Benchmark Date;

(iii)

a discount of approximately 5.0% to the average closing price of approximately RMB4.57 per Share for the last ten consecutive trading days immediately prior to and including the Pricing Benchmark Date;

(iv)	a discount of approximately 5.0% to the average closing price of approximately RMB4.57 per Share for the last 30 consecutive trading days immediately prior to and including the Pricing Benchmark Date;

(v)	a premium of approximately 6.4% over the NAV per Share of approximately RMB4.08 per Share based on the latest audited results of the Company as at 31 December 2019; and

(vi)	a discount of approximately 13.2% to the closing price of RMB5.00 per Share on the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Out of a total of 269 trading days during the Historical Price Period and the Post-announcement Period, we noted that there were 205 trading days when the price of the A Shares closed above the Issue Price. Meanwhile, the Issue Price also represented a premium of approximately 7.7% over the lowest closing price of RMB4.03 per Share recorded on 23 March 2020, and a discount of approximately 27.9% to the highest closing price of RMB5.55 per A Share recorded on 16 September 2020. However, given that the Issue Price (i) was set at a level comparable to the mid-point of the usual trading band of RMB4.0 to RMB5.0 (as explained above) during the Historical Review Period and the Post-announcement Period; (ii) represented mild discounts to the average closing price of the A Shares within the last five, ten and 30 consecutive trading days immediately prior to and including the Price Benchmark Date; and (iii) was determined in compliance with the regulatory requirements in relation to changes in state-owned shares of listed companies set forth by the CSRC, we consider the level of Issue Price as acceptable. Investors should also consider our analysis below to assess the fairness and reasonableness of the Issue Price.

(ii)	Comparison with other non-public A shares issuances

Pursuant to the decisions (the “New Decisions”) announced by the CSRC on 14 February 2020 (the “Effective Date”), namely “Decision on Amending the Administration Measures on Securities Issuance of Listed Companies” (《 關於修改〈上市公司證券發行管理辦法〉的決定》) and the “Decision on Amending the Implementation Rules for the Non-public Issue of Shares by Listed Companies” ( 《 關於修改〈上市公司非公開發行股票實施細則〉的決定》) (中國證監會公告[2020]11 號), in which, among others, the issue price of A shares under non-public issuance of A shares is adjusted from not less than 90% to not less than 80% of the average trading price of the company’s shares during the 20 trading days preceding the pricing benchmark date (the “Revised Pricing Criteria”).

After taking into account the above and in light of (i) the A Shares being listed on the Shanghai Stock Exchange; and (ii) CEA Holding being the controlling shareholder of the Company, we have compared the terms of the Non-public Issuance of A Shares against those of similar non-public issuance of A shares (the “Transaction Comparable(s)”) to controlling shareholder and/or a group of subscribers including controlling shareholder and other investor(s) proposed by companies listed on both (i) the Hong Kong Stock Exchange and (ii) either the Shenzhen Stock Exchange or Shanghai Stock Exchange from the Effective Date up to the Latest Practicable Date. We consider comparison of the terms of the Transaction Comparables and that of the Non-public Issuance of A Shares (in particular the pricing mechanism and the issue price) to be fair and representative in further assessing the fairness and reasonableness of the Issue Price. To the best of our knowledge, we have identified nine Transaction Comparables, which represent an exhaustive list under the above selection criteria and we consider the sample size is sufficient to reflect the adoption of the new implementation rules based on the New Decisions and the recent market practices. Based on our review, we noted that the basis for issue price for the Transaction Comparables basically follow the PRC Company Law under the New Decisions, which requires that the issue price to be not less than 80% of the average trading price of the A shares during the 20 trading days preceding the pricing benchmark date. Summarised below are our relevant findings:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company Name	Announcement Date	Additional basis for A Shares issue price (other than the Revised Pricing Criteria)	Issue price	Issue price representing premium/ (discount) over/ (to) the closing price on the last trading day (or pricing benchmark date)
			(RMB)	(%)

First Tractor Company Limited (38.HK) (601038.SH)	24 April 2020	N/A	5.08	(21.9)
Dynagreen Environmental Protection Group Co., Ltd. (1330.HK) (601330.SH)	29 May 2020	Not lower than the respective company’s audited net asset value	Not Specified	N/A
Dalian Port (PDA) Company Limited (2880.HK) (601880.SH)	07 July 2020	N/A	Not Specified	N/A
Tianjin Capital Environmental Protection Group Company Limited (1065.HK) (600874.SH)	14 July 2020	N/A	5.56	(26.1)
Postal Savings Bank of China Co., Ltd. (1658.HK)(601658.SH)	30 November 2020	Not lower than the respective company’s audited net asset value	Not Specified	N/A
Luoyang Glass Company Limited (1108.HK)(600876.SH)	30 December 2020	Not lower than the respective company’s audited net asset value	Not Specified	N/A
China Suntien Green Energy Corporation Limited (956.HK) (600956.SH) (“Suntien”)	21 December 2020, 5 March 2021(Note)	Not lower than the respective company’s audited net asset value	Not Specified	N/A
COSCO Shipping Development Co., Ltd. (2866.HK) (601919.SH)	27 January 2021	Not lower than the respective company’s audited net asset value	Not Specified	N/A

The Company (670.HK) (600115.SH)	2 February 2021	not lower than the Company’s audited net asset value as at the Pricing Benchmark Date	4.34	(7.9)

Source: Hong Kong Stock Exchange (http://www.hkex.com.hk/)

Note:

As the resolutions regarding the proposed non-public issuance dated 21 December 2020 were not passed at Suntien’s A Share class meeting, the proposal was not implemented. Another proposal of non-public issuance of A Shares was announced by Suntien on 5 March 2021.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Except for the Revised Pricing Criteria, we noticed that the pricing mechanism of six out of nine Transaction Comparables included additional pricing basis, being the latest audited net asset value per share, representing the minimum issue price in the event that the market price of A shares trades below their net asset value per share. Given the Issue Price of RMB4.34 (i) is higher than 80% of the average trading price of the A Shares for the 20 Shanghai Trading Days preceding the Pricing Benchmark Date of approximately RMB3.66, which is more favourable than the prescribed discount under the Revised Pricing Criteria; (ii) represents a premium of approximately 6.4% over the audited net asset value per Share of the Company as at Pricing Benchmark Date of RMB4.08; and (iii) represents a smaller discount of approximately 7.9% to the closing price of the A Shares as at the Pricing Benchmark Date as compared to the discount in issue price of approximately 21.9% and 26.1% of the Transaction Comparables as compared to their share closing prices as at the last trading day respectively. Therefore, we consider that the basis in determining the Issue Price is not less favourable than those of the Transaction Comparables.

(iii)	Comparison with industry comparables

In order to assess the fairness and reasonableness of the Issue Price, we have considered the Price-to-earnings multiple (the “P/E Ratio”) and the Price-to-book multiple (the “P/B Ratio”) implied by the Issue Price and the P/E Ratio and the P/B Ratio of market comparable companies listed in the stock exchanges in Hong Kong and in the PRC. Given that (i) the Group is in profit-making position for FY2019 and (ii) the Group is engaged in operation of civil aviation passenger transport which is capital-intensive in nature, we considered that the P/E Ratio and the P/B Ratio are appropriate parameters for evaluating the valuation of profit-generating and asset-heavy entities.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered that the Company is principally engaged in operation of civil aviation passenger transport and related businesses in the PRC and A Shares are to be issued under the Non- public issuance of A Shares, we have independently performed research to identify comparable companies which are: (i) principally engaged in the same industry of the Company in the PRC, that is, more than 50% of their revenue generated from operation of civil aviation passenger transport and related business in the latest financial year and (ii) listed either in the Shenzhen Stock Exchange, the Shanghai Stock Exchange or the Hong Kong Stock Exchange. To the best of our knowledge, we have identified seven companies (the “Industry Comparable(s)”), which set forth in the table below an exhaustive list under the above criteria:

	Market Capitalisation as at the Pricing Benchmark Date	Net Profit attributable to owners of the company	Net Asset Value	P/E Ratio	Ratio P/B
Company Name	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)
	(RMB’million)	(RMB’million)	(RMB’million)	(times)	(times)

China Express Airlines Co., Ltd. (002928.SZ)	14,524.4	502.2	3,272.1	28.92	4.44
China Southern Airlines Company Limited (600029.SH)	90,289.6	2,651.0	71,375.0	34.06	1.27
Hainan Airlines Holding Company Limited (600221.SH)	23,192.4	543.2	40,191.4	42.70	0.58
Spring Airlines Co., Ltd. (601021.SH)	57,132.3	1,841.0	14,275.0	31.03	4.00
Air China Limited (601111.SH)	105,737.7	6,408.6	82,812.7	16.50	1.28
Juneyao Airlines Co., Ltd. (603885.SH)	21,647.2	994.5	9,978.9	21.77	2.17
Cathay Pacific Airways Limited (293.HK)(Note 6)	32,568.0	1,409.4	41,150.7	23.11	0.79
			Maximum	42.70	4.44
			Minimum	16.50	0.58
			Average	28.30	2.07
			Median	28.92	1.28

the Company (670.HK) (600115.SH)	77,147.5	3,195.0	59,382.0	24.15	1.30
the Issue Price	74,087.1	3,195.0	59,382.0	22.25	1.20
	(Note 7)

Source:	Shanghai Stock Exchange (http://english.sse.com.cn/) and Shenzhen Stock Exchange (http://www.szse.cn/English/) and Hong Kong Stock Exchange (http://www.hkex.com.hk/)

Note:

1.

Market capitalisation as at the Pricing Benchmark Date is derived from multiplying the total number of issued A Shares and H Shares or shares listed on the Hong Kong Stock Exchange, where applicable, of the company by the respective closing price quoted on the Shanghai Stock Exchange, Shenzhen Stock Exchange and the Hong Kong Stock Exchange (as applicable) as at the Pricing Benchmark Date.

2.	Net profit refers to net profit attributable to the owners of the company reported in the respective companies’ latest published annual reports.

3.	Net asset value refers to net assets attributable to the owner of the company reported in the respective companies’ latest published annual/interim report.

4.	P/E ratio is calculated based on the respective market capitalisation as at the Pricing Benchmark Date divided by their respective net profit.

5.

P/B Ratio is calculated based on the respective market capitalisation as at the Pricing Benchmark Date divided by their respective latest net asset value reported in the respective companies’ latest published annual/interim report.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.

For illustration purpose, the figures are adjusted for the respective RMB to HK$ median exchange rate of 0.8335 published by the China Foreign Exchange Trade System & National Interbank Funding Center (“CFETS”) as at the Pricing Benchmark Date.

7.	The implied market capitalisation of the Company is calculated based on Issue Price, being RMB4.34 per Share, and the total number of issued A Shares and H Shares of the Company.

Upon comparison, we noted that the P/E Ratio of the Industry Comparables ranged from approximately 15.80 times to 43.63 times with an average of 26.42 times and a median of 24.84 times. The P/E Ratio of the Company implied by the Issue Price of 22.25 times is within the range of the P/E Ratio of the Industry Comparables but it is slightly below the average and the median of the P/E Ratio of the Industry Comparables.

Meanwhile, the P/B Ratio of the Industry Comparables ranged from approximately 0.59 times to 3.46 times with an average of 1.79 times and a median of 1.22 times. The P/B Ratio of the Company implied by the Issue Price of 1.20 times is within the range of the P/B Ratio of the Industry Comparables, it is below the average but is comparable to the median of the P/B Ratio of the Industry Comparables.

However, we noted from the above table that Hainan Airlines Holding Company Limited (“HNA Holding”) recorded the highest P/E Ratio and the lowest P/B Ratio among those of the Industry Comparables. In particular, the P/E Ratio of HNA Holding was substantially higher than the average and median P/E Ratio of the Industry Comparables by approximately 50.9% and 47.8% respectively. In order to understand such extremity noted among the Industry Comparable ratios, we reviewed the financial reports of HNA Holding and noted that HNA Holding recorded a turnaround net profit in FY2019 of approximately RMB543.2 million from a significant net loss in FY2018 of approximately RMB3,182.4 million in FY2018. We also reviewed the financial reports of other Industry Comparables and we noted that they all recorded net profits in both FY2018 and FY2019. We consider the higher P/E Ratio of HNA Holding was due to its low level of net profit recorded in FY2019. Meanwhile, the P/B Ratio of HNA Holding was substantially lower than the average and median P/B Ratio of the Industry Comparables by approximately 72.0% and 54.7% respectively, we noted from the financial reports of HNA Holding that it continuously recorded decrease in net asset values for the past three financial years, while its gearing ratios continuously increased during the same period. We also reviewed the financial performances of the other Industry Comparables and we did not notice the aforementioned financial issue. We consider that the lower P/B Ratio of HNA Holding might be due to its deteriorating financial position during the past financial years. Investors should take into account the extremity of the P/E Ratio and the P/B Ratio of HNA Holding when assessing the overall comparison results of the Industry Comparables.

Moreover, since (i) the majority of the Group’s aircrafts are self-owned or operated under finance lease, which formed the backbone structure of the Group’s aircraft fleet over multiple years of operation; and (ii) the Group has recorded a significant portion of revenue in cargo traffic business which accounted for over 10% of its total revenue during 1H2020, we considered it appropriate to perform a further analysis on the P/E Ratio and the P/B Ratio of the Industry Comparable that have similar component of aircraft assets and revenue contribution from cargo traffic business as that of the Group. We looked further into the financial reports of the Industry Comparables to identify companies which (i) have their operating aircraft fleets mostly comprised of self-owned aircrafts or aircrafts operated under finance lease during FY2019 and 1H2020; and (ii) have a significant portion of revenue generated from the cargo traffic business (apart from passenger traffic business) which accounted for over 10% of its total revenue during 1H2020 (the “Shortlisted Industry Comparables”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In performing our research on the Shortlisted Industry Comparables, we noted that the revenue contribution of cargo traffic business for two of the Industry Comparables namely China Express Airlines Co., Ltd. (“China Express”) and Spring Airlines Co., Ltd. (“Spring Airlines”) accounted for only approximately 0.4% and 2.0% of their respective total revenue during 1H2020. On the other hand, we noted that as disclosed in the latest interim report for the six months ended 30 June 2020 of the Industry Comparables, less than half of the aircraft fleets comprised self-owned aircrafts or aircrafts operated under finance lease in the consolidated balance sheet of China Express, Spring Airlines, HNA Holding and Juneyao Airlines Co., Ltd. Therefore, based on the above criteria, we did not include China Express, Spring Airlines, HNA Holding and Juneyao Airlines Co., Ltd in the list of the Shortlisted Industry Comparables.

In view of the foregoing, we have shortlisted three companies in the list of the Shortlisted Industry Comparables and details of the P/E Ratio and the P/B Ratio comparisons of the Company and those of the Shortlisted Industry Comparables are summarised in the table below:

	Market Capitalisation as at the Pricing Benchmark Date	Net Profit attributable to owners of the company	Net Asset Value	P/E Ratio	P/B Ratio	Proportion of revenue contribution from cargo traffic business to the total revenue of the company during 1H2020	Proportion of self-owned aircrafts or aircrafts operated under finance lease to the overall aircraft fleet of the company as at 30 June 2020
Company Name	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)
	(RMB’million)	(RMB’million)	(RMB’million)	(times)	(times)	(%)	(%)

China Southern Airlines Company Limited (600029.SH)	90,289.6	2,651.0	71,375.0	34.06	1.27	19.7	64.2
Air China Limited (601111.SH)	105,737.7	6,408.6	82,812.7	16.50	1.28	14.7	70.7
Cathay Pacific Airways Limited (293.HK)(Note 6)	32,568.0	1,409.4	41,150.7	23.11	0.79	45.9	66.4
			Maximum	34.06	1.28
			Minimum	16.50	0.79
			Average	24.56	1.11
			Median	23.11	1.27

the Company (670.HK) (600115.SH)	77,147.5	3,195.0	59,382.0	24.15	1.30	10.4	72.7
the Issue Price	74,087.1	3,195.0	59,382.0	22.25	1.20	—	—
	(Note 7)

Source:	Shanghai Stock Exchange (http://english.sse.com.cn/), Shenzhen Stock Exchange (http://www.szse.cn/English/) and Hong Kong Stock Exchange (http://www.hkex.com.hk/)

Note:

1.

Market capitalisation as at the Pricing Benchmark Date is derived from multiplying the total number of issued A Shares and H Shares or shares listed on the Hong Kong Stock Exchange, where applicable, of the company by the respective closing price quoted on the Shanghai Stock Exchange and the Hong Kong Stock Exchange (as applicable) as at the Pricing Benchmark Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Net profit refers to net profit attributable to the owners of the company reported in the respective company’s latest published annual reports.

3.	Net asset value refers to net assets attributable to the owners of the company reported in the respective company’s latest published annual/interim report.

4.

P/E ratio is derived from dividing the respective market capitalisation as at the Pricing Benchmark Date by the respective net profit of the company as extracted from the latest published annual report.

5.

P/B Ratio is derived from dividing the respective market capitalisation as at the Pricing Benchmark Date by the respective latest net asset value of the company as extracted from the latest published annual/interim report.

6.	For illustration purpose, the figures are adjusted for the respective RMB to HK$ median exchange rate of 0.8335 published by the CFETS as at the Pricing Benchmark Date.

7.

The implied market capitalisation of the Company as at the Pricing Benchmark Date is derived from multiplying the Issue Price, being RMB4.34 per Share, and the total number of issued A Shares and H Shares of the Company as at the Pricing Benchmark Date.

Upon comparison, we noted that the P/E Ratio of the Shortlisted Industry Comparables ranged from approximately 16.50 times to 34.06 times with an average of 24.56 times and a median of 23.11 times. The P/E Ratio of the Company implied by the Issue Price of 22.25 times is within the range of the P/E Ratio of the Shortlisted Industry Comparables but it is slightly below the average and the median of the P/E Ratio of the Shortlisted Industry Comparables.

Meanwhile, the P/B Ratio of the Shortlisted Industry Comparables ranged from approximately 0.79 times to 1.28 times with an average of 1.11 times and a median of 1.27 times. The P/B Ratio of the Company implied by the Issue Price of 1.20 times is within the range of the P/B Ratio of the Shortlisted Industry Comparables, higher than the average but below the median of the P/B Ratio of the Shortlisted Industry Comparables.

Based on the above, in particular (i) the Issue Price represents a relatively mild discount of approximately 5.0% during the five, ten and 30 consecutive trading day period which the A Share price were traded within a relatively stable price range of 5% in January 2021; (ii) the Issue Price represents a smaller discount of approximately 7.9% to the closing price of the A Shares as at the Pricing Benchmark Date as compared to the discount in issue price of the Transaction Comparables as compared to their share closing prices as at the last trading day respectively; (iii) the P/E Ratio and the P/B Ratio of the Company implied by the Issue Price are similar to the average and median of the P/E Ratio and the P/B Ratio of the Shortlisted Industry Comparables, we are of view that the Issue Price per Share is reasonable and acceptable.

5.	Financial effects of the Non-public Issuance of A Shares on the Group

(i)	Cashflow

According to the 2020 Interim Report, the Group had cash and bank balances as at 30 June 2020 of approximately RMB7,361 million. Upon completion of the Non-public Issuance of A Shares (the “Completion”) and save for the expenses in relation to the Non-public Issuance of A Shares, the cash position of the Group will be improved as the Non-public Issuance of A Shares will supplement the working capital of the Group by approximately RMB4,828 million. In addition, approximately RMB6,000 million will be utilised as repayment of debts. Accordingly, the cash position, net current assets and current ratio of the Company are expected to be improved upon Completion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Earnings

Save for the expenses in relation to the Non-public Issuance of A Shares, the Non-public Issuance of A Shares will not have any immediate material impact on the earnings of the Company.

(iii)	Net Asset Value

According to the 2020 Interim Report, the NAV of the Company as at 30 June 2020 was approximately RMB62,484 million. Upon Completion and save for the expenses in relation to the Non-public Issuance of A Shares, the total assets of the Company will increase and the liabilities of the Company will decrease with the repayment of debts. Accordingly, there will be a positive impact on the NAV of the Group. Furthermore, the NAV per Share will also be enhanced as the Issue Price of RMB4.34 is higher than the NAV per Share of latest audited net assets per share attributable to holders of ordinary shares of the parent company of the Company of RMB4.08 as at the Pricing Benchmark Date.

(iv)	Gearing

According to the 2020 Interim Report, the gearing ratio of the Group as at 30 June 2020, as derived by total liabilities over the total assets of the Group as at 30 June 2020, was approximately 78.2%. Upon Completion, the total debt of the Group will decrease, while the total assets of the Group will increase. Thus, the gearing level of the Group will decrease upon Completion.

6.	Potential dilution effect on the shareholding of the Company

As set out in the table showing the shareholdings changes of the Company under the section headed “Effect of Non-public Issuance of A Shares on the Shareholding Structure of the Company” as contained in the Letter from the Board, the shareholding of the existing public Shareholders (excluding the Juneyao Group which directly and indirectly hold approximately 10.25% in the total share capital in issue of the Company and accordingly shall be regarded as a core connected person of the Company and the shares held by it shall not be regarded as being in public hands) as at the Latest Practicable Date was approximately 39.95%, comprising the A Shares and the H Shares held by existing public Shareholders.

The number of shares to be issued under the Non-public Issuance of A Shares shall be 2,494,930,875 shares, representing: (i) approximately 22.27% of the Company’s existing A Shares in issue and approximately 15.23% of its existing total share capital in issue as of the Latest Practicable Date; and (ii) approximately 18.21% of the Company’s enlarged A Shares in issue and approximately 13.22% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

Upon Completion, the shareholding percentage of CEA Holding in the Company will increase from approximately 49.80% to approximately 56.43%. Assuming there are no other changes to the total issued share capital of the Company other than the Non-public Issuance of A Shares from the Latest Practicable Date to the date of the completion of the Non-public Issuance of A Shares, the shareholdings of the existing public Shareholders (excluding the Juneyao Group which directly and indirectly hold approximately 8.90% in the enlarged total share capital in issue of the Company and thus the shares held by it will be regarded as being in public hands upon Completion) will be diluted from approximately 39.95% to approximately 34.67%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We noted that the shareholding interest of the existing Independent Shareholders is subject to dilution of the aforementioned extents as a result of the Non-public Issuance of A Shares. However, having considered the reasons stated in details in the section headed “3. Background of and Reasons for the Non- public Issuance of A Shares” above in this letter, in particular, the following:

(i)	the loss making position of the Company for 1H2020 and the estimated loss of the Company for the year ended 31 December 2020;

(ii)	the Non-public Issuance of A Shares enhances the Company’s liquidity cushion and replenishes the working capital of the Group for its operation;

(iii)	the Non-public Issuance of A Shares reduces the Company’s borrowings and improves the overall gearing position and eventually profitability of the Group; and

(iv)	the terms of the Non-public Issuance of A Shares are fair and reasonable so far as the Independent Shareholders are concerned,

we are of the opinion that the possible shareholding dilution to the Independent Shareholders to be justifiable.

7.	The Whitewash Waiver

As at the Latest Practicable Date, CEA Holding and parties acting in concert with it directly and indirectly hold approximately 49.80% of the total number of shares in issue of the Company. Upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding (and parties acting in concert with it) in the Company will increase from approximately 49.80% to approximately 56.43%. In the absence of an applicable waiver from the Executive, the Non-public Issuance of A Shares will give rise to an obligation on the part of CEA Holding to make a mandatory general offer for all of the shares in issue of the Company other than those already owned or agreed to be acquired by it under Rule 26.1 of the Takeovers Code.

CEA Holding has applied to the Executive for the Whitewash Waiver from compliance with Rule 26.1 of the Takeovers Code. The Whitewash Waiver if granted by the Executive, will be subject to, among other things, the approval of the Whitewash Waiver by at least 75% of the independent votes that are cast either in person or by proxy at the EGM, and the approval of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) by more than 50% of the independent votes that are cast either in person or by proxy at the EGM as required under the Takeovers Code. Further, under the Articles, the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate) will have to be approved by at least two-thirds of the votes cast on a poll by the Independent Shareholders at each of the EGM and the Class Meetings. The Non-public Issuance of A Shares will not proceed if the Whitewash Waiver is not granted by the Executive or not approved by the Independent Shareholders at the EGM or the Non-public Issuance of A Shares is not approved by the Independent Shareholders at the EGM and the Class Meetings.

Given the possible benefits of the Non-public Issuance of A Shares mentioned in the section headed “3. Background of and Reasons for the Non-public Issuance of A Shares” above in this letter and the terms of the Non-public Issuance of A Shares being fair and reasonable so far as the Independent Shareholders are concerned, we are of the opinion that the approval for the Whitewash Waiver, which is a prerequisite of the Non-public Issuance of A Shares, is in the interests of the Company and the Shareholders as a whole and is fair and reasonable for the purpose of proceeding with the Non-public Issuance of A Shares.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Independent Shareholders are reminded that upon completion of the Non-public Issuance of A Shares, CEA Holding and parties acting in concert with it will hold more than 50% of the enlarged total share capital in issue of the Company. In the event that CEA Holding and its respective concert parties’ shareholding interests in the Company exceed 50% upon completion of the Non-public Issuance of A Shares, and the Whitewash Waiver is granted, CEA Holding and parties acting in concert with it may increase their shareholdings in the Company without incurring any further obligations under Rule 26 of the Takeovers Code to make a general offer.

RECOMMENDATIONS

Having considered the above principal factors and reasons, we consider that the Non-public Issuance of A Shares (including the Specific Mandate) and the Whitewash Waiver, though not in the ordinary and usual course of business of the Group, is in the interests of the Company and the Shareholders as a whole and the terms of the Non-public Issuance of A Shares are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

We therefore advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM and the Class Meetings to approve the Non-public Issuance of A Shares (including the Specific Mandate) and the Whitewash Waiver and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully, For and on behalf of Octal Capital Limited

Alan Fung	Louis Chan
Managing Director	Director

Note:

Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 28 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 20 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

(1)	Financial summary

Set out below is a summary of the consolidated financial information of the Group (i) for each of the three years ended 31 December 2017, 31 December 2018 and 31 December 2019, and each of the six months ended 30 June 2019 and 30 June 2020, as extracted from the relevant annual report or interim report of the Company and which are prepared on the basis of International Financial Reporting Standards (“IFRSs”), and (ii) for each of the nine months ended 30 September 2019 and 30 September 2020, as extracted from the relevant quarterly report, which are prepared on the basis of China Accounting Standards for Business Enterprises. Due to differences on the basis of preparation, the summary of the unaudited consolidated financial information of the Company for the nine months ended 30 September 2019 and 30 September 2020 is separately presented below.

The auditors’ reports issued by the auditors of the Company, Ernst & Young, in respect of the audited consolidated financial statements of the Group for each of the three years ended 31 December 2017, 31 December 2018 and 31 December 2019 did not contain any modified opinion, emphasis of matter or material uncertainty related to going concern.

Summary of the consolidated financial information of the Group for the three years ended 31 December 2017, 31 December 2018 and 31 December 2019, and the six months ended 30 June 2019 and 30 June 2020, which are prepared on the basis of IFRSs

	(Unaudited)			(Audited)
	For the six months ended 30 June	For the six months ended 30 June	For the year ended 31 December
	2020	2019	2019	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB Million

Revenue	25,159	58,859	120,986	115,278	102,475
Other operating income and gains	2,201	3,407	7,202	6,592	7,481
Aircraft fuel	(6,313)	(16,625)	(34,191)	(33,680)	(25,131)
Take-off and landing charges	(3,796)	(7,840)	(16,457)	(14,914)	(13,254)
Depreciation and amortisation	(10,630)	(10,818)	(22,080)	(15,313)	(13,969)
Wages, salaries and benefits	(9,441)	(11,171)	(24,152)	(22,134)	(20,320)
Aircraft maintenance	(1,537)	(1,891)	(3,380)	(3,738)	(5,346)
Food and beverages	(700)	(1,822)	(3,667)	(3,383)	(3,090)
Low value and short-term lease rentals	(102)	(265)	(631)	—	—
Aircraft operating lease rentals	—	—	—	(4,306)	(4,318)
Other operating lease rentals	—	—	—	(928)	(836)
Selling and marketing expenses	(971)	(2,040)	(4,134)	(3,807)	(3,294)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	(Unaudited)			(Audited)
	For the six months ended 30 June	For the six months ended 30 June	For the year ended 31 December
	2020	2019	2019	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB Million

Civil aviation development fund	—	(1,205)	(1,831)	(2,235)	(2,080)
Ground services and other expenses	(574)	(1,343)	(2,476)	(2,845)	(3,248)
Impairment charges	—	—	(4)	(318)	(494)
Impairment losses on financial assets, net	(14)	(3)	(16)	(27)	3
Fair value changes of financial asset at fair value through profit or loss	(18)	18	25	(27)	—
Fair value changes of derivative-financial instruments	—	—	—	311	(311)
Indirect operating expenses	(1,845)	(2,105)	(5,113)	(5,217)	(4,837)
Share of results of associates	(85)	167	265	170	202
Share of results of joint ventures	12	25	17	34	49
Finance income	69	45	96	110	2,112
Finance costs	(3,448)	(2,685)	(6,160)	(5,767)	(3,184)
(Loss)/profit before tax	(12,033)	2,708	4,299	3,856	8,610
Income tax credit/(expense)	2,961	(576)	(819)	(926)	(1,800)
(Loss)/profit for the period	(9,072)	2,132	3,480	2,930	6,810
Profit attributable to equity holders of the Company	(8,542)	1,941	3,192	2,698	6,342
Profit attributable to non-controlling interests	(530)	191	288	232	468
(Loss)/earnings per share attributable to the equity holders of the Company during the period — Basic and diluted (RMB)	(0.52)	0.13	0.21	0.19	0.44
Other comprehensive income for the period, net of tax	(271)	(35)	(47)	(343)	284
Total comprehensive income for the period	(9,343)	2,097	3,433	2,587	7,094
Total comprehensive income attributable to equity holders of the Company	(8,807)	1,912	3,141	2,358	6,619
Total comprehensive income attributable to non-controlling interests	(536)	185	292	229	475
Dividends	(819)	—	—	(738)	(709)
Dividends per share (RMB)	0.05	—	—	0.051	0.049

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Summary of the consolidated financial information of the Group for the nine months ended 30 September 2019 and 30 September 2020, which are prepared on the basis of China Accounting Standards for Business Enterprises

	(Unaudited)
	For the nine months ended 30 September
	2020	2019
	RMB million	RMB million

Revenue	42,300	93,400
Total profits	(12,837)	6,095
Income tax expenses	(3,156)	1,314
Net profit	(9,681)	4,781
Net profit attributable to shareholders of the parent company	(9,105)	4,367
Net profit attributable to minority interests	(576)	414
Total comprehensive income	(9,764)	4,831
Total comprehensive income attributable to shareholders of the parent company	(9,184)	4,423
Total comprehensive income attributable to minority interests	(580)	408
Basic earnings per share (in RMB)	(0.56)	0.29
Diluted earnings per share (in RMB)	(0.56)	0.29

Save as disclosed above, there was no other item of any income or expense which was material in (a) the audited consolidated financial statements of the Group for each of the three financial years ended 31 December 2017, 2018 and 2019; (b) the interim reports for the six months ended 30 June 2019 and 30 June 2020; and (c) the quarterly reports for the nine months ended 30 September 2019 and 30 September 2020.

(2)	Consolidated financial statements

The Company is required to set out or refer to the consolidated statement of financial position, consolidated statement of cash flows and any other primary statement as shown in (i) the unaudited consolidated financial statements of the Group for the six months ended 30 June 2020 (the “2020 Interim Financial Statements”), (ii) the audited consolidated financial statements of the Group for the year ended 31 December 2019 (the “2019 Financial Statements”), (iii) the audited consolidated financial statements of the Group for the year ended 31 December 2018 (the “2018 Financial Statements”), and (iv) the audited consolidated financial statements of the Group for the year ended 31 December 2017 (the “2017 Financial Statements”), together with the significant accounting policies and the notes to the relevant published accounts which are of major relevance to the appreciation of the above financial information.

The 2020 Interim Financial Statements are set out from page 8 to page 46 in the 2020 Interim Report, which was published on 28 September 2020. The 2020 Interim Report is posted on the websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk/) and the Company (https://global.ceair.com/global/static/AboutChinaEasternAirlines/), and is accessible via the following hyperlink:

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0928/2020092800270.pdf

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The 2019 Financial Statements are set out from page 117 to page 240 in the 2019 Annual Report, which was published on 24 April 2020. The 2019 Annual Report is posted on the websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk/) and the Company (https://global.ceair.com/global/ static/AboutChinaEasternAirlines/), and is accessible via the following hyperlink:

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0424/2020042402328.pdf

The 2018 Financial Statements are set out from page 105 to page 232 in the 2018 Annual Report, which was published on 25 April 2019. The 2018 Annual Report is posted on the websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk/) and the Company (https://global.ceair.com/global/ static/AboutChinaEasternAirlines/), and is accessible via the following hyperlink:

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/0425/ltn201904251949.pdf

The 2017 Financial Statements are set out from page 105 to page 220 in the 2017 Annual Report, which was published on 23 April 2018. The 2017 Annual Report is posted on the websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk/) and the Company (https://global.ceair.com/global/ static/AboutChinaEasternAirlines/), and is accessible via the following hyperlink:

https://www1.hkexnews.hk/listedco/listconews/sehk/2018/0423/ltn201804231301.pdf

The 2019 Financial Statements, 2018 Financial Statements and 2017 Financial Statements (but not any other parts of the 2019 Annual Report, 2018 Annual report or 2017 Annual Report in which they respectively appear) are incorporated by reference into this circular and form part of this circular.

(3)	Analysis and explanation on changes in accounting policies

The detailed analysis and explanation on changes in accounting policies are set out from page 131 to page 134 in the 2019 Annual Report and from page 119 to page 124 in the 2018 Annual Report.

(a)

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

The Group has recognised the transition adjustments against the applicable opening balances in equity at 1 January 2018. Therefore, the comparative information was not restated and continues to be reported under IAS 39.

Classification and measurement

The following information sets out the impacts of adopting IFRS 9 on the statement of financial position, including the effect of replacing IAS 39’s incurred credit loss calculations with IFRS 9’s expected credit losses (“ECLs”).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

A reconciliation between the carrying amounts under IAS 39 and the balances reported under IFRS 9 as at 1 January 2018 is as follows:

				IAS 39 measurement			IFRS 9 measurement
	Notes	Category		Amount	Reclassification	ECL Remeasurement		Amount	Category
				RMB million	RMB million	RMB million	RMB million	RMB million

Financial assets
Equity investments designated at fair value through other comprehensive income		N/A		—	677	—	895	1,572	FVOCI[1] (equity)
From: Available-for-sale investments	(i)				677	—	—
Available-for-sale investments		AFS	[2]	800	(800)	—	—	—	N/A
To: Equity investments designated at fair value through other comprehensive income	(i)				(677)	—	—
To: Financial assets at fair value through profit or loss	(ii)				(123)	—	—
Financial assets at fair value through profit or loss		FVPL	[5]	—	123	—	—	123	FVPL
From: Available-for-sale investments	(ii)				123	—	—
Trade and notes receivables	(iii)	L&R	[3]	2,124	—	(31)	—	2,093	AC	[4]

Total assets				2,924	—	(31)	895	3,788

Other liabilities
Deferred tax liabilities				18	—	(8)	224	234

Total liabilities				18	—	(8)	224	234

1	FVOCI:	Financial assets at fair value through other comprehensive income

2	AFS:	Available-for-sale investments

3	L&R:	Loans and receivables

4	AC:	Financial assets or financial liabilities at amortised cost

5	FVPL:	Financial assets at fair value through profit or loss

Notes:

(i)	The Group has elected the option to irrevocably designate certain of its previous available-for-sale equity investments as equity investments at fair value through other comprehensive income.

(ii)	The Group has classified certain of its tradable listed equity investments previously classified as available-for-sale investments as financial assets measured at fair value through profit or loss.

(iii)

The carrying amounts of the trade and notes receivables under the column “IAS 39 measurement — Amount” represent the amounts after adjustments for the adoption of IFRS 15 but before the measurement of ECLs. Further details of the adjustments for the adoption of IFRS 15 are included in note 2.2(b) to the financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Impairment

The following table reconciles the aggregate opening impairment allowances under IAS 39 to the ECL allowances under IFRS 9. Further details are disclosed in note 29 to the financial statements.

	Impairment allowances under IAS 39 at 31 December 2017	Remeasurement	ECL allowances under IFRS 9 at 1 January 2018
	RMB million	RMB million	RMB million

Trade and notes receivables	88	31	119

Impact on reserves and retained profits

The impact of transition to IFRS 9 on reserves and retained profits is as follows:

Reserves and retained profits
RMB million

Fair value reserve under IFRS 9
(available-for-sale investment revaluation reserve under IAS 39)
Balance as at 31 December 2017 under IAS 39	391
Reclassification of a financial asset from available-for-sale investment to financial asset at fair value through profit or loss	(1)
Remeasurement of equity investments designated at fair value through other comprehensive income previously measured at cost under IAS 39	895
Deferred tax in relation to the above	(224)
Non-controlling interests in relation to the above	(3)

Balance as at 1 January 2018 under IFRS 9	1,058

Retained profits
Balance as at 31 December 2017 under IAS 39	14,205
Reclassification of a financial asset from available-for-sale investment to financial asset at fair value through profit or loss	1
Recognition of expected credit losses for trade receivables under IFRS 9	(31)
Deferred tax in relation to the above	8

Balance as at 1 January 2018 under IFRS 9	14,183

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)

IFRS 15 and its amendments replace IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The disclosures are included in note 5 to the financial statements. As a result of the application of IFRS 15, the Group has changed the accounting policy with respect to revenue recognition in note 2.4 to the financial statements.

The Group has adopted IFRS 15 using the modified retrospective method of adoption. Under this method, the standard can be applied either to all contracts at the date of initial application or only to contracts that are not completed at this date. The Group has elected to apply the standard to contracts that are not completed as at 1 January 2018.

The cumulative effect of the initial application of IFRS 15 was recognised as an adjustment to the opening balance of retained profits as at 1 January 2018. Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related interpretations.

Set out below are the amounts by which each financial statement line item was affected as at 1 January 2018 as a result of the adoption of IFRS 15:

		Increase/ (decrease)
	Notes	RMB million

Liabilities
Sales in advance of carriage	(i)	(7,043)
Other payables and accruals	(i)	(1,210)
Other long-term liabilities	(i)	(1,525)
Contract liabilities	(i),(ii),(iii),(iv)	9,267
Deferred tax liabilities	(v)	128

Total liabilities		(383)

Equity
Retained profits	(ii),(iii),(iv),(v)	383

Total equity		383

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Set out below are the amounts by which each financial statement line item was affected as at 31 December 2018 and for the year ended 31 December 2018 as a result of the adoption of IFRS 15. The adoption of IFRS 15 has had no impact on other comprehensive income or on the Group’s operating, investing and financing cash flows. The first column shows the amounts recorded under IFRS 15 and the second column shows what the amounts would have been had IFRS 15 not been adopted:

Consolidated statement of profit or loss for the year ended 31 December 2018:

		Amounts prepared under
		IFRS 15	Previous IFRS 15	Increase/ (decrease)
		RMB million	RMB million	RMB million

Revenue	(ii),(iii),(iv)	115,278	115,000	278
Operating profit		9,309	9,031	278

Profit before income tax		3,856	3,578	278
Income tax expense	(v)	(926)	(856)	(70)

Profit for the year		2,930	2,722	208

Profit attributable to: Equity holders of the Company		2,698	2,492	206
Non-controlling interests		232	230	2

		2,930	2,722	208

Earnings per share attributable to the equity holders of the Company during the year — Basic and diluted (RMB)		0.19	0.17	0.02

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated statement of financial position as at 31 December 2018:

			Amounts prepared under
	Notes		IFRS 15	Previous IFRS	Increase/ (decrease)
			RMB million	RMB million	RMB million
Sales in advance of carriage	(i	)	—	8,559	(8,559)
Other payables and accruals	(i	)	21,143	21,968	(825)
Other long-term liabilities	(i	)	3,448	5,249	(1,801)
Contract liabilities	(i	),(ii),(iii),(iv)	10,396	—	10,396
Income tax payable	(v	)	273	75	198
Total liabilities			177,416	178,007	(591)
Net assets			61,601	61,010	591
Retained profits	(ii	),(iii),(iv),(v)	16,496	15,905	591
Non-controlling interests	(v	)	58,008	58,006	2
Total equity			61,601	61,008	593

The nature of the adjustments as at 1 January 2018 and the reasons for the significant changes in the statement of financial position as at 31 December 2018 and the statement of profit or loss for the year ended 31 December 2018 are described below:

(i)	Reclassification

Before the adoption of IFRS 15, the Group recognised consideration received from customers in advance of carriage as sales in advance of carriage, and frequent flyer programme liabilities and other consideration received from customers as other payables and accruals and other long-term liabilities. Under IFRS 15, the amounts are classified as contract liabilities. Therefore, upon the adoption of IFRS 15, the Group reclassified RMB7,043 million, RMB1,210 million and RMB1,525 million from sales in advance of carriage, other payables and accruals and other long-term liabilities, respectively, to contract liabilities as at 1 January 2018.

As at 31 December 2018, under IFRS 15, RMB8,559 million, RMB825 million and RMB1,801 million from sales in advance of carriage, other payables and accruals and other long-term liabilities respectively were reclassified to contract liabilities.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)	Frequent flyer programme

Prior to the adoption of IFRS 15, the Group used the residual method to allocate a portion of ticket sales to the mileage points issued in connection with the flights, which were valued based on the estimated redemption value. Revenue is recognised when the miles have been redeemed and used or for miles that expire unused at the expiration date. IFRS 15 requires the Group to apply relative stand-alone selling price approach to allocate a portion of sales to the mileage points issued and recognises frequent flyer programme liabilities under contract liabilities. Accordingly, there was an increase in retained profits of RMB33 million before tax effect as at 1 January 2018.

Considering the relative stand-alone selling price approach used for recognising frequent flyer programme liabilities, revenue was increased by RMB113 million for the year ended 31 December 2018 and there was an increase in retained profits of RMB146 million before tax effect as at 31 December 2018.

(iii)	Passenger ticket breakage

Passenger ticket breakage refers to the tickets that will expire unused. Prior to the adoption of IFRS 15, the Group recognised revenue from the ticket breakage upon expiration of the ticket. Under IFRS 15, the Group estimates the value of passenger ticket breakage and recognises revenue at the scheduled flight date. Accordingly, there was an increase in retained profits of RMB509 million before tax effect as at 1 January 2018.

Considering the change in timing of revenue recognition for the passenger ticket breakage, revenue was increased by RMB178 million for the year ended 31 December 2018 and there was an increase in retained profits of RMB687 million before tax effect as at 31 December 2018.

(iv)	Change fees

The Group charges customers to make changes to air tickets. The process of changing the customer’s itinerary generally will be regarded as a contract modification under IFRS 15 instead of recognising in other revenue at the time when ticket is changed under the legacy guidance. Under IFRS 15, change fees are recognised in passenger revenue when transportation is provided. Accordingly, there was a decrease in retained profits of RMB31 million before tax effect as at 1 January 2018.

Considering the change in timing of revenue recognition for change fees, revenue was decreased by RMB13 million for the year ended 31 December 2018 and there was a decrease in retained profits of RMB44 million before tax effect as at 31 December 2018.

(v)	Other adjustments

In addition to the adjustments described above, other items of the primary financial statements such as tax and non-controlling interests were adjusted as necessary. Retained profits were adjusted accordingly.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases — Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognise and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17.

For a sublease arrangement, the classification of the sublease is made by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset.

The Group has adopted IFRS 16 using the modified retrospective method with the date of initial application of 1 January 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognised as an adjustment to the opening balance of retained profits at 1 January 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretations.

New definition of a lease

Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019.

As a lessee — Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of aircraft, engines, buildings and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease-by-lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from 1 January 2019, the Group recognises depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Impact on transition

Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019 and included in lease liabilities.

For aircraft and engine leases, the right-of-use assets amounting to RMB32,001 million were recognised based on the carrying amount as if the standard had always been applied, except for the incremental borrowing rate where the Group applied the incremental borrowing rate at 1 January 2019. For the other leases, the right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019.

All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB94,416 million that were reclassified from property, plant and equipment.

The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019:

•	Applying the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application;

•	Using hindsight in determining the lease term where the contract contains options to extend/terminate the lease;

•	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	Relying on the entity’s assessment of whether leases were onerous by applying IAS 37 immediately before 1 January 2019 as an alternative to performing an impairment review;

•	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application.

As a lessee — Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases. Accordingly, the carrying amounts of the right-of-use assets and the lease liabilities at 1 January 2019 were the carrying amounts of the recognised assets and liabilities measured under IAS 17.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Financial impact at 1 January 2019

The impacts arising from the adoption of IFRS 16 at 1 January 2019 was as follows:

Increase/ (decrease) RMB million
Assets
Increase in right-of-use assets	128,312
Decrease in property, plant and equipment	(94,416)
Decrease in prepayments for land use rights	(1,387)
Decrease in prepayments and other receivables	(403)
Increase in deferred tax assets	470

Increase in total assets	32,576

Liabilities
Increase in lease liabilities	109,306
Increase in provision for lease return costs for aircraft and engines	3,654
Decrease in obligations under finance leases	(77,427)
Decrease in other long-term liabilities	(1,115)
Decrease in deferred tax liabilities	(84)

Increase in total liabilities	34,334

Decrease in retained profits	(1,595)
Decrease in non-controlling interests	(163)

The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 are as follows:

RMB million
Operating lease commitments as at 31 December 2018	37,278

Less: Commitments relating to short-term leases and those leases with a remaining lease term ended on or before 31 December 2019	(206)
Commitments relating to leases of low-value assets	(1)

37,071
Weighted average incremental borrowing rate as at 1 January 2019	4.09%

Discounted operating lease commitments as at 1 January 2019	31,879
Add: Obligations under finance leases recognised as at 31 December 2018	77,427

Lease liabilities as at 1 January 2019	109,306

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	INDEBTEDNESS

As at 31 December 2020, the Group had unaudited indebtedness listed as below:

	Notes	Total RMB million
Borrowings
— bank loans	(1)	36,656
— guaranteed bonds		12,761
— unsecured bonds		12,000
— short-term debentures		26,500
Lease Liabilities	(2)	96,251

Total		184,168

Notes:

(1)

The Group’s bank borrowings with an aggregate amount of approximately RMB10,136 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net carrying amount of approximately RMB17,515 million as at 31 December 2020.

(2)

The Group’s lease liabilities with an aggregate amount of approximately RMB68,850 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net carrying amount of approximately RMB88,963 million as at 31 December 2020.

Except for the above and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the Group or otherwise disclosed in this circular, as at 31 December 2020, the Group had no loan capital issued and outstanding or agreed to be issued, bank overdrafts, charges or bonds, mortgages, loans or other similar indebtedness or commitments under finance leases, hire purchase commitments, liabilities under acceptance (other than normal trade bills), acceptance credits, guarantees or other material contingent liabilities.

3.	MATERIAL CHANGE

The Directors confirm that save as and except for disclosed below, there had been no material change in the financial or trading position or outlook of the Group since 31 December 2019 (being the date to which the latest published audited financial statements of the Group were made up) and up to and including the Latest Practicable Date:

(a)

as disclosed in the interim report of the Company for the six months ended 30 June 2020 (the “2020 Interim Report”) prepared in accordance with International Financial Reporting Standards, the Group’s revenue from main operations for the six months ended 30 June 2020 (“1H2020”) amounted to RMB25,159 million, representing a decrease of RMB33,700 million, or 57.26%, when compared with that of the six months ended 30 June 2019 (“1H2019”). The decrease in traffic revenue was primarily due to the adverse effect of the strike of COVID-19, where the Group had recorded a total traffic volume of 4.562 billion tonne-kilometres and served 25.737 million passengers respectively for 1H2020, representing a decrease of approximately 58.3% and approximately 59.8% as compared with that of 1H2019. The Group has recorded a net loss attributable to the shareholders of the Company of approximately RMB8,542 million for 1H2020, a turnaround from a net profit attributable to the shareholders of the Company of approximately RMB1,941 million for 1H2019. The turnaround from net profit to net loss was mainly attributable to the aforesaid decrease in revenue from passenger traffic revenue;

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)

as disclosed in the 2020 Interim Report, since the beginning of 2020, COVID-19 has been spreading rapidly worldwide. Affected by COVID-19, the global economy has been in severe recession. COVID-19 has caused a huge unprecedented impact on the global aviation industry, which has brought a historical loss to the industry. under the adverse effect of COVID-19, the traffic volume of the Group have dropped significantly. In the first half of 2020, the Group had a total traffic volume of 4.562 billion tonne-kilometres and served 25.737 million passengers;

(c)

as disclosed in the unaudited financial statements of the Company for the nine months ended 30 September 2020 (“3Q2020”) based on the third quarterly report for 3Q2020 (the “2020 Third Quarterly Report”) prepared in accordance with the China Accounting Standards for Business Enterprises, as severely affected by COVID-19, for 3Q2020, the Company achieved passenger traffic volume of 74,562.28 million passenger-kilometres, representing a year-on-year decrease of 55.29%; served 50.5065 million travelers, representing a year-on-year decrease of 48.46%; and achieved passenger load factor of 69.99%, representing a year-on-year decrease of 12.64 percentage points. For 3Q2020, the Group’s revenue amounted to RMB42,300 million, representing a year-on-year decrease of 54.71%; and net loss attributable to shareholders of the Company amounted to RMB9,105 million, representing a year-on-year decrease of 308.50%;

(d)

as disclosed in the 2020 Third Quarterly Report, the outbreak of COVID-19 at the beginning of 2020 has caused a huge impact on the global aviation industry, and the Company is facing an unprecedented severe situation. As affected by the situation of COVID-19 around the world, passenger transportation of international routes has remained at a low level. Based on the preliminary judgement of the situation of COVID-19, it is expected that the operation results of the Company for 2020 will be materially and adversely affected; and

(e)

as disclosed in the Estimated Loss Announcement, based on the preliminary estimates of the Company made in accordance with the China Accounting Standards for Business Enterprises, the net loss attributable to shareholders of the Company for the year 2020 is expected to be RMB9.8 billion to RMB12.5 billion. The net loss attributable to shareholders of the Company after deducting non-recurring profit and loss is expected to be RMB10.7 billion to RMB13.4 billion. Although the Company put in every effort to increase revenue and reduce costs, due to the severe impact of COVID-19, the Company’s operating results in 2020 were still significantly and adversely affected.

APPENDIX II	ESTIMATED LOSS ANNOUNCEMENT AND REPORTS THEREON

1.	ESTIMATED LOSS ANNOUNCEMENT

The following is the full text of the Estimated Loss Announcement, which is repeated in full in this circular pursuant to Rule 10.4 of the Takeovers Code.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON ESTIMATED LOSS FOR THE YEAR 2020

This announcement is made by China Eastern Airlines Corporation Limited (the “Company” pursuant to the Inside Information Provisions in Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company (the “Board” confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

I.	RESULTS ESTIMATE FOR THE PERIOD

(1)	Results estimate period

1 January 2020 to 31 December 2020.

(2)	Results estimate

1.

Based on the preliminary estimates of the Company made in accordance with the China Accounting Standards for Business Enterprises, the net loss attributable to shareholders of the Company for the year 2020 is expected to be RMB9.8 billion to RMB12.5 billion. Detailed results will be disclosed in the 2020 annual report of the Company.

2.	The net loss attributable to shareholders of the Company after deducting non-recurring profit and loss is expected to be RMB10.7 billion to RMB13.4 billion.

3.	The financial information involved in this results estimate has not been audited by certified public accountants.

APPENDIX II	ESTIMATED LOSS ANNOUNCEMENT AND REPORTS THEREON

II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR

(1)

For the year 2019, the net profit attributable to shareholders of the Company amounted to RMB3.195 billion; and the net profit attributable to shareholders of the Company after deducting non-recurring profit and loss amounted to RMB2.567 billion.

(2)	For the year 2019, basic earnings per share of the Company amounted to RMB0.2115.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS FOR THE PERIOD

In 2020, the worldwide outbreak of the novel coronavirus epidemic (“COVID-19”) has caused an unprecedented and severe impact on the civil aviation industry. According to the estimate of the International Air Transport Association (IATA) in November 2020, the loss of the global aviation industry in 2020 will amount to USD118.5 billion. Airlines around the world have laid off more than 350,000 employees, and more than 40 airlines have fallen into bankruptcy.

As affected by COVID-19, the aviation industry in China has also faced unprecedented and severe challenges. The market demand and willingness of passengers to travel have dropped significantly. According to the statistics of the Civil Aviation Administration of China in November 2020, as of November 2020, the passenger traffic volume of civil aviation in China decreased by 38.2% year-on-year, and the passenger traffic volume of domestic and international routes decreased by 32.1% and 86.1% year- on-year, respectively.

In 2020, the Company focused on fulfilling social responsibilities, ensuring passenger services and caring and protecting employees, and coordinated the work of COVID-19 prevention and control, production and operation and reform and development. The Company rolled out products such as customized charter flights and “Wild Your Weekends” (週末隨心飛), and launched “Passenger-to-Freighter Conversion”, to strengthen the transportation of medical staff and epidemic prevention materials, assist society to resume work and production, and proactively fulfill the social responsibility of aviation enterprises. In face of the impact of COVID-19, the Company kept close track of the changes in market demand, adjusted transportation capacity deployment in a timely manner, implemented strict cost control measures and ensured stable operating cash flow, striving to reduce the adverse impact brought by COVID-19. Although the Company put in every effort to increase revenue and reduce costs, due to the severe impact of COVID-19, the Company’s operating results in 2020 were still significantly and adversely affected.

IV.	RISK ALERT

There are no significant uncertainties in the Company that may affect the accuracy of this results estimate.

APPENDIX II	ESTIMATED LOSS ANNOUNCEMENT AND REPORTS THEREON

V.	OTHER MATTERS

The estimated results above are only preliminary estimates. For specific and accurate financial information, please refer to the audited results in the 2020 annual report to be officially published by the Company. Investors are hereby reminded of the investment risks.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
29 January 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

APPENDIX II	ESTIMATED LOSS ANNOUNCEMENT AND REPORTS THEREON

2.	REPORT FROM ERNST & YOUNG HUA MING LLP

The following is the text of a letter received from Ernst & Young Hua Ming LLP, for the purpose of incorporation in this circular.

12 March 2021

The Board of Directors

China Eastern Airlines Corporation Limited

NO. 36, Hongxiangsan Road, Minhang District, Shanghai

Dear Sirs,

China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (the “Group”)

Loss estimate for the year ended 31 December 2020

We refer to the estimate of the respective ranges of net loss attributable to shareholders of the Company and net loss attributable to shareholders of the Company after deducting non-recurring profit and loss (as defined in the Company’s A share annual report for the year ended 31 December 2019) for the year ended 31 December 2020 in accordance with the China Accounting Standards for Business Enterprises (“the Loss Estimate”) set forth in the announcement of the Company dated 29 January 2021 (the “Announcement”) in relation to the estimated loss for the year 2020. The Loss Estimate is required to be reported on under Rule 10 of the Code on Takeovers and Mergers issued by the Securities and Futures Commission.

Directors’ responsibilities

The Loss Estimate has been prepared by the directors of the Company based on the unaudited consolidated results of the Group for the year ended 31 December 2020 as shown in the management accounts of the Group for the year ended 31 December 2020.

The Company’s directors are solely responsible for the Loss Estimate.

Our independence and quality control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies International Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

APPENDIX II	ESTIMATED LOSS ANNOUNCEMENT AND REPORTS THEREON

Reporting accountants’ responsibilities

Our responsibility is to express an opinion on the accounting policies and calculations of the Loss Estimate based on our procedures.

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 500 Reporting on Profit Forecasts, Statements of Sufficiency of Working Capital and Statements of Indebtedness issued by the Hong Kong Institute of Certified Public Accountants and with reference to International Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the International Auditing and Assurance Standards Board (“IAASB”). Those standards require that we plan and perform our work to obtain reasonable assurance as to whether, so far as the accounting policies and calculations are concerned, the Company’s directors have properly compiled the Loss Estimate in accordance with the bases adopted by the directors and as to whether the Loss Estimate is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group. Our work is substantially less in scope than an audit conducted in accordance with International Standards on Auditing issued by the IAASB. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the accounting policies and calculations are concerned, the Loss Estimate has been properly compiled in accordance with the bases adopted by the directors and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the A share annual report of the Company for the year ended 31 December 2019.

Yours faithfully,

Certified Public Accountants

Beijing, PRC

APPENDIX II	ESTIMATED LOSS ANNOUNCEMENT AND REPORTS THEREON

3.	REPORT FROM OCTAL CAPITAL LIMITED

The following is the text of a letter received from Octal Capital Limited, the Independent Financial Adviser of the Company, for the purpose of incorporation in this circular.

Octal Capital Limited 801– 805, 8/F, Nan Fung Tower 88 Connaught Road Central Hong Kong

12 March 2021

The Board of Directors

China Eastern Airlines Corporation Limited

Unit D, 19/F

United Centre

95 Queensway

Hong Kong

Dear Sir or Madam,

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING; AND

(3) APPLICATION FOR WHITEWASH WAIVER

We refer to the transaction of China Eastern Airlines Corporation Limited (the “Company”) in relation to the proposed Non-public Issuance of A Shares and Whitewash Waiver. Details of the aforesaid transaction are set out in the circular of the Company dated 12 March 2021 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless otherwise stated.

We also refer to the estimate of the respective ranges of “net loss attributable to shareholders of the Company” and “net loss attributable to shareholders of the Company after deducting non-recurring profit and loss” (as defined in the Company’s A Share annual report for the year ended 31 December 2019) for the year ended 31 December 2020 in accordance with the China Accounting Standards for Business Enterprises (collectively, the “Loss Estimate”) set forth in the Estimated Loss Announcement. We note that the Loss Estimate is regarded as a profit forecast under Rule 10 of the Takeovers Code and is required to be reported on in accordance with Rule 10 of the Takeovers Code.

APPENDIX II	ESTIMATED LOSS ANNOUNCEMENT AND REPORTS THEREON

In respect of the Loss Estimate, we have obtained and reviewed the Loss Estimate including the unaudited consolidated results of the Group for the year ended 31 December 2020 (the “2020 Unaudited Consolidated Results”) as shown in the management accounts of the Group for the year ended 31 December 2020, which you as the Directors are solely responsible for. We also discussed with you and the senior management of the Company the 2020 Unaudited Consolidated Results provided by you which formed the key bases upon the Loss Estimate has been compiled. We have discussed with you and the senior management the bases adopted by the Directors upon which the Loss Estimate has been compiled and the accounting policies and calculations adopted in arriving at the Loss Estimate, in particular, discussed with you and the senior management as to whether the Loss Estimate have been properly compiled in accordance with the bases adopted by the directors and as to whether the Loss Estimate is presented on a basis consistent in all material respects with the accounting policies and calculations normally adopted by the Group. In addition, we have considered the letter from Ernst & Young Hua Ming LLP dated 12 March 2021 issued to you, the text of which is set out in Appendix II to the Circular, which states that, so far as the accounting policies and calculations are concerned, the Loss Estimate has been properly compiled in accordance with the bases adopted by the Directors and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the A Share annual report of the Company for the year ended 31 December 2019.

Based on the above, we are satisfied that the Loss Estimate, for which you as the Directors are solely responsible, has been compiled by the Directors with due care and consideration.

For the purpose of this letter, we have relied on and assumed the accuracy and completeness of all information provided to us and/or discussed with the Group. We have not assumed any responsibility for independently verifying the accuracy and completeness of such information or undertaken any independent evaluation or appraisal of any of the assets or liabilities of the Group. Save as provided in this letter, we do not express any other opinion or views on the Loss Estimate. The Directors remain solely responsible for the Loss Estimate.

Yours faithfully,
For and on behalf of
Octal Capital Limited

Alan Fung
Managing Director

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

This proposal was originally prepared in Chinese and the English version is for reference only. If there is any discrepancy between the English and Chinese version, the Chinese version shall prevail. Pursuant to the Implementation Rules for the Non-public Issuance of Shares by Listed Companies (2020 Revision) (上市公司非公開發行股票實施細則(2020年修訂)) promulgated by the CSRC, the Board shall prepare the proposal for non-public issuance of A shares (the “Proposal”) in accordance with the requirements set out in the No. 25 Guideline on the Contents and Formats of Information Disclosure by the Companies — Advanced Proposal and Issuance Reports on the Non-public Issuance of Shares by Listed Companies (公開發行證券的公司信息披露內容與格式準則第25 號 — 上市公司非公開發行股票預案和發行情況報告書) (the “No. 25 Guideline”). The said Proposal is required to be approved by the Board and the Shareholders in accordance with the Administrative Measures for the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法) and the Non-public Issuance of Shares by Listed Companies (2020 Revision) (上市公司非公開發行股票實施細則(2020 年修訂)) promulgated by the CSRC.

The range of “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ended 31 December 2020 (collectively, the “FY2020 Unaudited and Estimated Range of Net Profits”), the “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ended 31 December 2020 and for the year ending 31 December 2021 (collectively, the “Relevant Information”) under section VIII headed “Dilution of Current Returns by the Non-public Issuance of A Shares and Remedial Measures (本次非公開發行A股股票攤薄即期回報及填補措施)” in this proposal constitute profit forecast for the purpose of Rule 10 of the Takeovers Code. However, Shareholders and other investors should note that the Relevant Information has not been prepared to a standard required under Rule 10 of the Takeovers Code and has not been reported on in accordance with Rule 10. As the FY2020 Unaudited and Estimated Range of Net Profits also appear on the announcement of the Company dated 29 January 2021 in relation to the unaudited estimated loss of the Company for the year ended 31 December 2020 (the “Estimated Loss Announcement”), they will be reported on as part of the profit forecast contained in the Estimated Loss Announcement in accordance with Rule 10 of the Takeovers Code as soon as practicable and the relevant reports will be set out in the next document to be sent to the Shareholders in relation to the Non-public Issuance of A Shares, unless the annual report and audited financial statements of the Company for the year ended 31 December 2020 has been published prior to such next document to be sent to the Shareholders. The Relevant Information (other than the FY2020 Unaudited and Estimated Range of Net Profits) will not be reported on in accordance with Rule 10. Therefore, the Relevant Information should not be relied upon as a forecast of any future profitability or other financial position of the Company. Shareholders and other investors should exercise caution when reading and interpreting the Relevant Information and when assessing the merits or demerits of the non-public issuance of A shares and dealing or investing in the shares or other securities of the Company.

The Executive has granted a waiver to the Company from the reporting on requirements set out in Rule 10 of the Takeovers Code in respect of the Relevant Information (other than the FY2020 Unaudited and Estimated Range of Net Profits).

— III-1 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

COMPANY STATEMENT

1

The Company and all members of the Board warrant that the contents of the Proposal are true, accurate and complete and that there is no false and misleading statement or material omission herein, and are severally and jointly responsible for the truthfulness, accuracy and completeness of the contents herein.

2

Upon the completion of the Non-public Issuance of A Shares, the Company shall be responsible for any change to its operation and revenue, while the investment risks caused by the Non-public Issuance shall be borne by the investors.

3	The Proposal is the statement of the Board on the Non-public Issuance of A Shares. Any statement to the contrary is a misrepresentation.

4

The items mentioned in the Proposal do not represent the substantive judgment, confirmation or approval of the approving authorities on the issues related to the Non-public Issuance of A Shares. The entry into force and completion of the matters related to the Non-public Issuance of A Shares mentioned in the Proposal are still subject to the approval or authorization of the relevant approving authorities.

5	Investors should consult their own stockbroker, lawyer, professional accountant or other professional consultant if in doubt.

— III-2 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

IMPORTANT NOTICE

Terms or abbreviations referred to in this section shall have the same meanings as those defined in the section titled “Definitions” in the Proposal.

1.

Matters relating to the Non-public Issuance of A Shares have been considered and approved at the ninth ordinary meeting of the ninth session of the Board of the Company held on 2 February 2021, which is subject to the approval for the Whitewash Wavier by the SFC, consideration and approval at the General Meeting and class meetings of the Company, the approval by the competent authorities performing state-owned assets supervision and administration, the approval by the East China Regional Administration of the Civil Aviation Administration of China, and the verification and approval by the CSRC.

2.

The Target Subscriber of the Non-public Issuance of A Shares is CEA Holding, the Controlling Shareholder of the Company, which will make one-off subscription of the shares under the Non- public Issuance in cash.

3.

The Price Benchmark Date of the Non-public Issuance of A Shares shall be the date of announcing the resolution of the ninth ordinary meeting of the ninth session of the Board. The price of the Non-public Issuance shall be RMB4.34 per share, being no less than 80% of the average trading price (rounded up to the nearest two decimal places) of the A Shares of the Issuer for the 20 trading days preceding the Price Benchmark Date or the latest audited net assets per share attributable to holders of ordinary shares of the Issuer as of the Price Benchmark Date, whichever is higher.

Specifically, the average trading price of the A Shares for the 20 trading days preceding the Price Benchmark Date = total trading amount of A Shares for the 20 trading days preceding the Price Benchmark Date/total trading volume of A Shares of the Issuer for the 20 trading days preceding the Price Benchmark Date. In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the Price Benchmark Date to the Issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the Issuer accordingly.

In the event that the Issuer distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the Price Benchmark Date of the Non-public Issuance of A Shares to the Issuance date, the Issuance price shall be adjusted on ex-right or ex-dividend basis.

4.

The gross proceeds to be raised from the Non-public Issuance of A Shares shall not exceed RMB10,828 million (RMB10,828 million inclusive), and the number of A Shares to be issued under the Non-public Issuance of A Shares shall be 2,494,930,875 shares, being not exceeding 30% of the total share capital of the Company prior to the Non-public Issuance.

— III-3 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities during the period commencing from the date on which the Issuance proposal of the Non-public Issuance of A Shares is considered and passed by the Board to the Issuance date, the number of A Shares to be issued under the Non- public Issuance of A Shares shall be adjusted accordingly. Within the aforementioned scope, the final number of A Shares to be issued shall be determined by the Board or authorized persons of the Board, under the authorization granted at the General Meeting and the class meetings, with the sponsor (lead underwriter) according to the actual situation when the Issuance is implemented. The number of A Shares to be issued under the Non-public Issuance of A Shares is subject to the final approval of the CSRC.

5.	The Company intends to use all proceeds to be raised from the Non-public Issuance of A Shares, after deducting Issuance expenses, to replenish the liquidity and repay debts.

If the time of receiving the proceeds from the Issuance is not in line with the progress of actual repayment of debts of the Company, the Company will first repay debts with its own capital, and then replenish its capital with the corresponding amount of proceeds from the Issuance.

6.

The A Shares to be issued under the Non-public Issuance shall not be listed for trading or transferred within 36 months from the closing date of the Issuance. If there are other requirements on the lock-up period of shares subscribed by the Subscriber and the transfer of shares upon expiration from regulatory authorities related to the Issuance, such other requirements shall be complied with. In the event that the A Shares subscribed by the Subscriber are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Issuer, the above lock-up arrangement shall also be complied with.

7.

The subscription of A Shares under the Non-public Issuance by CEA Holding constitutes a related party transaction of the Company. The Company will strictly comply with the laws and regulations and internal rules of the Company to fulfill the approval procedures for related party transactions. When the Board deliberates the proposals related to the Non-public Issuance of A Shares, the interested directors shall abstain from voting, and the independent directors shall express their opinions on such matter. When the General Meeting and the class meetings deliberate the matters related to the Non-public Issuance of A Shares, the interested shareholders shall abstain from voting on the relevant proposals.

8.

According to the provisions of the Notice on Further Implementation of Issues Related to Cash Dividends of Listed Companies (Zheng Jian Fa [2012] No. 37) (《 關於進一步落實上市公司現金分紅有關事項的通知》 (證監發[2012]37號)) and the Guidance on Supervision of Listed Companies No. 3 — Cash Dividends of Listed Companies (Zheng Jian Hui Gong Gao [2013] No. 43) ( 《 上市公司監管指引第3號 — 上市公司現金分紅》(證監會公告[2013]43 號)) issued by the CSRC, the Company has formulated the Plan for Return to the Shareholders for the Next Three Years (2021–2023) to further improve the profit distribution policy. For the profit distribution policy and dividend distribution of the Company in the recent three years, please refer to “III. Plan for Return to Shareholders for the Coming Three Years (2021–2023)” under “Section VII Profit Distribution Policy of the Company and Its Implementation “ of the Proposal.

— III-4 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

9.

According to the relevant requirements of the Certain Opinions of the State Council on Further Promoting the Healthy Development of the Capital Market issued by the State Council (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》 (國發[2014]17 號)), the Opinions of General Office of the State Council on Further Enhancing Protection of Rights and Interests of Medium and Small Investors in Capital Market (Guo Ban Fa [2013] No. 110) (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意 見》(國辦發[2013]110號)) and the Guidelines on the Impact on Dilution of Current Returns of the Initial Offering and Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) (《 關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》 (證監會公告[2015]31號)), the Company has developed the measures on recovering dilution of current returns by the Non-public Issuance of A Shares. In addition, the Controlling Shareholder, directors and senior management of the Company have made corresponding commitments for the implementation of the relevant measures on recovering dilution of current returns. For details of the relevant measures and commitments, please refer to “Section VIII Dilution of Current Returns by the Non-public Issuance of A Shares and Remedial Measures” of the Proposal.

10.

As at the announcement date of the Proposal, the Controlling Shareholder of the Company is CEA Holding and the de facto controller of the Company is the SASAC. Upon the completion of the Non-public Issuance of A Shares, the Controlling Shareholder and the de facto controller of the Company will remain unchanged.

11.	The Non-public Issuance of A Shares will not result in ineligibility of the Company for listing.

12.

The accumulated undistributed profits of the Company prior to the Non-public Issuance shall be shared by existing and new shareholders in proportion to their respective shareholdings in the Company upon the completion of the Non-public Issuance.

— III-5 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

CONTENTS OF APPENDIX III

Page

COMPANY STATEMENT		III-2
IMPORTANT NOTICE		III-3
DEFINITIONS		III-8
SECTION I	SUMMARY OF THE PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES	I-10

I.	Profile of the Issuer	III-10
II.	Background and Purpose of the Non-public Issuance	III-11
III.	Target Subscriber of the Non-public Issuance and Its Relation with the Company	III-12
IV.	Summary of the Proposal for the Non-public Issuance of A Shares	III-12
V.	Whether the Non-public Issuance Constitutes a Related Party Transaction	III-15
VI.	Whether the Non-public Issuance Will Cause Any Change to the Control of the Company	III-15
VII.	The Approvals from the Relevant Authorities that Have Been Obtained and the Submission and Approval Procedures that Need to be Implemented for the Issuance Proposal	III-16

SECTION II	PROFILE OF THE TARGET SUBSCRIBER	III-17

I.	Basic Information of CEA Holding	III-17
II.	Shareholding Structure	III-17
III.	Principal Business and Operating Conditions in the Last Three Years	III-18
IV.	Summary Accounting Statements for the Last Year	III-18
V.	Punishment and Litigation of the Target Subscriber and Its Directors, Supervisors and Senior Management in the Last Five Years	III-19
VI.	Horizontal Competition or Potential Horizontal Competition upon Completion of the Non-public Issuance of A Shares	III-19
VII.	Related Party Transactions upon Completion of the Non-public Issuance of A Shares	III-19
VIII.	Material Transactions between the Target Subscriber and Its Controlling Shareholder, De Facto Controller and the Company for the 24 Months before the Proposal for the Issuance of A Shares is Announced	III-20

SECTION III	SUMMARY OF THE SHARE PURCHASE AGREEMENT COMING INTO EFFECT UPON FULFILLMENT OF CONDITIONS PRECEDENT	III-21

I.	Parties	III-21
II.	Price, Number, Method and Amount of Subscription and Lock-up Period	III-21
III.	Arrangement for Accumulated Undistributed Profit	III-22
IV.	Conditions Precedent to the Effectiveness of the Agreement	III-22
V.	Representations and Warranties under the Agreement	III-23
VI.	Liability for Default	III-25
VII.	Effect, Change and Termination of the Agreement	III-26

SECTION IV	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE BY THE BOARD	III-28

I.	Plan of Use of Proceeds	III-28
II.	Necessity and Feasibility Analysis of Use of Proceeds	III-28

— III-6 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

III.	Impact of the Proceeds on the Operational Management and Financial Position of the Company	III-30
IV.	Conclusion on the Feasibility of the Non-public Issuance	III-31

SECTION V	DISCUSSION AND ANALYSIS ON THE IMPACT OF THE NON-PUBLIC ISSUANCE ON THE COMPANY BY THE BOARD	III-32

I.	Changes in Operations and Assets, the Articles of Association, Shareholders’ Structure, Structure of Senior Management and Business Structure of the Company	III-32
II.	Changes in the Financial Position, Profitability and Cash Flow of the Company	III-33
III.	Changes in the Business Relationship, Management Relationship, Related Party Transactions and Horizontal Competition between the Company and the Controlling Shareholder and Its Related Parties	III-33
IV.	Capital and Assets Occupancy and Guarantee Following the Non-public Issuance	III-34
V.	Impact on the Debt Level of the Company Following the Non-public Issuance	III-34

SECTION VI	STATEMENT ON RISKS ASSOCIATED WITH THE NON-PUBLIC ISSUANCE	III-35

I.	Industry Risks	III-35
II.	Business and Operational Risks	III-36
III.	Financial Risks	III-39
IV.	Management Risks	III-40
V.	Risks Associated with the Impact of COVID-19	III-41
VI.	Risks Associated with the Non-public Issuance of A Shares	III-41

SECTION VII	PROFIT DISTRIBUTION POLICY OF THE COMPANY AND ITS IMPLEMENTATION	III-42

I.	Profit Distribution Policy of the Company	III-42
II.	Cash Dividend Distributions and Use of Undistributed Profits in the Last Three Years	III-45
III.	Plan for Return to Shareholders for the Coming Three Years (2021–2023)	III-47

SECTION VIII	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE OF A SHARES AND REMEDIAL MEASURES	III-50

I.	Impact of the Dilution of Current Returns by the Non-public Issuance on the Key Financial Indicators of the Company	III-50
II.	Risk Warning on the Dilution of Current Returns by the Non-public Issuance	III-55
III.	Necessity and Rationality of the Non-public Issuance	III-55
IV.	Relationship between Investment Projects of Proceeds and Existing Businesses of the Company and Reserves of Personnel, Technology and Market Involved in the Projects	III-55
V.	Measures Adopted by the Company on the Dilution of Current Returns by the Non-public Issuance	III-56
VI.	Undertakings by Relevant Persons	III-60
VII.	Procedures of Considering and Approving the Measures on Recovering Dilution of Current Returns by the Non-public Issuance and the Undertakings Therefor	III-61

SECTION IX	OTHER DISCLOSEABLE MATTERS	III-62

— III-7 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

DEFINITIONS

In the Proposal, unless the context otherwise requires, the following expressions shall have the following meanings:

China Eastern Airlines/ Company/Issuer	China Eastern Airlines Corporation Limited

CEA Holding/ Controlling Shareholder	China Eastern Air Holding Company Limited

Target Subscriber, Subscriber	China Eastern Air Holding Company Limited

Non-public Issuance/Issuance	the non-public issuance of A shares by China Eastern Airlines Corporation Limited in 2021

Proposal	the Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited in 2021

Price Benchmark Date	the announcement date of the Board resolution on the Non-public Issuance of A Shares

CES Finance	CES Finance Holding Co., Ltd.

CES Global	CES Global Holdings (Hong Kong) Limited

Delta	Delta Air Lines, Inc.

AFK	Air France-KLM Group

Qantas	Qantas Airways

traffic volume	the total output of an airline’s transportation production for a certain period of time, which is calculated as the load distance multiplied by the traffic volume

revenue passenger-kilometres (RPK)	the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route

passenger load factor	an indicator reflecting the operating efficiency of a passenger airline, which is calculated as the actual number of passengers carried ÷ the number of seats made available for sale × 100%

SASAC	The State-owned Assets Supervision and Administration Commission of the State Council

CSRC	the China Securities Regulatory Commission

— III-8 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SFC	the Hong Kong Securities and Futures Commission

Shanghai Stock Exchange	the Shanghai Stock Exchange

Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited

13th Five-year Plan	2016–2020

14th Five-year Plan	2021–2025

Board	the board of directors of China Eastern Airlines Corporation Limited

General Meeting	the general meeting of China Eastern Airlines Corporation Limited

Whitewash Waiver	the waiver application to be made to the Hong Kong Securities and Futures Commission pursuant to Note 1 on Dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers and Share Repurchases in respect of any obligation of CEA Holding to make a mandatory general offer for all of the shares not already owned or agreed to be acquired by it which would otherwise arise as a result of the Non-public Issuance

Articles of Association	the articles of association of China Eastern Airlines Corporation Limited

Share Subscription Agreement/ Non-public Issuance A Share Subscription Agreement	the Conditional Share Subscription Agreement on the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited entered into between China Eastern Airlines and CEA Holding

Company Law	the Company Law of the People’s Republic of China

Securities Law	the Securities Law of the People’s Republic of China

A Share(s)	the ordinary share(s) issued to domestic investors, listed on a domestic securities exchange, subscribed for and traded in RMB, with a par value of RMB1.00 each upon CSRC’s approval

H Share(s)	the ordinary share(s) of RMB1.00 each which are listed on The Stock Exchange of Hong Kong Limited and subscribed for and traded in Hong Kong dollars

RMB	Renminbi

— III-9 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION I

SUMMARY OF THE PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES

I.	Profile of the Issuer

Company name:	中國東方航空股份有限公司

English name:	China Eastern Airlines Corporation Limited

Legal representative:	Liu Shaoyong

Place of listing of A Shares:	the Shanghai Stock Exchange

Stock name of A Shares:	CEA

Stock code of A Shares:	600115

Place of listing of H Shares:	the Hong Kong Stock Exchange

Stock name of H Shares:	CHINA EAST AIR

Stock code of H Shares:	00670

Place of listing of ADR:	the New York Stock Exchange

Stock name of ADR:	China Eastern

Stock code of ADR:	CEA

Registered address:	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai

Postal code of registered address:	201202

Place of business:	36 Hongxiang 3rd Road, Minhang District, Shanghai

Postal code of place of business:	200335

Registered capital:	RMB16,379,509,203

Tel:	021-22330920, 021-22330930

Fax:	021-62686116

E-mail:	ir@ceair.com

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

Website:	www.ceair.com

Business scope:	Domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines; other businesses related to air transportation; insurance by-business agency services (accident insurance); E-commerce (excluding value-added telecommunications services such as third-party platforms); in-flight supermarket (excluding products sold under quota licenses and special permits); wholesale and retail of goods (except commodities on which national and license restrictions are imposed)

II.	Background and Purpose of the Non-public Issuance

(I)	Background of the Non-public Issuance of A Shares

The outbreak of COVID-19 in early 2020 has caused a huge impact on the global macro- economy and the aviation industry, and the Company is facing an unprecedented severe situation. China performed well in COVID-19 prevention and control. Social production and life order is steadily recovering, and domestic civil aviation industry is showing a redevelopment trend, but still faces the risk of fluctuant COVID-19 situation. The international COVID-19 situation is severe, and the passenger traffic of international routes continues to decline. The Company is facing greater pressure on the operation, and there exists an objective need to raise funds to support the development of the Company’s principal business.

In December 2020, the Civil Aviation Administration of China issued the “Implementation Opinions on Promoting the Construction of New Infrastructure to Facilitate the High Quality Development of Civil Aviation Industry” and the “Five-year Action Plan for Promoting the Construction of New Infrastructure”, in a bid to proactively promote the digital, smart and intelligent transformation and upgrade of the industry, and push on the construction of “new infrastructure” based on digital technology in respect of industry safety management, airport operation services, air traffic management, market supervision and general aviation development, thereby improving the safety, efficiency and service of civil aviation industry in China.

2021 is the first year of the “14th Five-year Plan” and will be the beginning stage of building China into a strong civil aviation powerhouse by “transforming and upgrading” from a single air transport powerhouse to a multi-field civil aviation powerhouse. The Company will adhere to the above policy to strive to achieve the development goal of “building a world-class modern civil aviation infrastructure system in all respects to serve as a strong support for multi-field civil aviation powerhouse”.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(II)	Purpose and significance of the Non-public Issuance of A Shares

1.	The Controlling Shareholder assists the Company in developing business and coping with the impact of COVID-19

Since 2020, as affected by COVID-19, the international capital market and the domestic A share market both have experienced large fluctuations. To assume social responsibility and be a responsible shareholder, CEA Holding, the Controlling Shareholder, participated in the subscription for the shares under the Non-public Issuance in cash, providing strong financial support for the development of the Company’s principal business to cope with the impact of the epidemic. The Controlling Shareholder, by its actions, demonstrates its confidence in the Company’s future prospects and its full recognition on the Company’s value, which will safeguard the interests of small and medium shareholders.

2.	To replenish working capital, improve capital structure and enhance the Company’s financial stability

The proceeds to be raised from the Non-public Issuance of A Shares by China Eastern Airlines will be used to replenish the liquidity and repay debts. The Non-public Issuance will meet the Company’s capital needs for business development, further enhance the Company’s comprehensive strength, realize the Company’s sustainable development, strengthen the Company’s core competitiveness for long-term sustainable development, and effectively improve the Company’s profitability and risk-resistance capacity.

In addition, the Non-public Issuance can improve the Company’s capital structure, lower its gearing ratio, ease its pressure on debt financing due to funding needs, and enhance its financial stability. Using the proceeds to repay debts will reduce the Company’s loan balance, help the Company to control financial expenses, further improve its solvency and reduce its finance costs.

III.	Target Subscriber of the Non-public Issuance and Its Relation with the Company

The Target Subscriber of the Non-public Issuance of A Shares by the Company is CEA Holding, the Controlling Shareholder of the Company.

IV.	Summary of the Proposal for the Non-public Issuance of A Shares

(I)	Type and nominal value of shares to be issued

The shares to be issued under the Non-public Issuance are domestically listed ordinary shares (A Shares) denominated in RMB, with par value of RMB1.00 each.

(II)	Method and time of Issuance

The Non-public Issuance of A Shares is undertaken by way of Non-public Issuance to a specific Subscriber. The Company will issue shares to the specific Subscriber at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(III)	Target Subscriber and method of subscription

The Target Subscriber of the Non-public Issuance of A Shares is CEA Holding, the Controlling Shareholder of the Company, which will make one-off subscription in cash.

(IV)	Price Benchmark Date, pricing principles and Issuance price

The Price Benchmark Date of the Non-public Issuance of A Shares shall be the date of announcing the resolution of the ninth ordinary meeting of the ninth session of the Board. The Issuance price shall be RMB4.34 per share, being no less than 80% of the average trading price (rounded up to the nearest two decimal places) of the A Shares of the Issuer for the 20 trading days preceding the Price Benchmark Date or the latest audited net assets per share attributable to holders of ordinary shares of the Issuer as of the Price Benchmark Date, whichever is higher.

Specifically, the average trading price of the A Shares for the 20 trading days preceding the Price Benchmark Date = total trading amount of A Shares of the Issuer for the 20 trading days preceding the Price Benchmark Date/total trading volume of A Shares of the Issuer for the 20 trading days preceding the Price Benchmark Date.

In the event that the Issuer distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the balance sheet date of the latest audited financial reports as of the Price Benchmark Date to the Issuance date, adjustments shall be made to the above net assets per share attributable to holders of ordinary shares of the Issuer accordingly.

In the event that the Issuer distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period commencing from the Price Benchmark Date of the Non-public Issuance of A Shares to the Issuance date, the Issuance price shall be adjusted on ex-right or ex-dividend basis.

(V)	Number of shares to be issued

The gross proceeds to be raised from the Non-public Issuance of A Shares shall not exceed RMB10,828 million (RMB10,828 million inclusive), and the number of A Shares to be issued under the Non-public Issuance shall be 2,494,930,875 shares, being not exceeding 30% of the total share capital of the Company prior to the Non-public Issuance. The Board shall, pursuant to the authorization of the shareholders in the General Meeting, negotiate with the sponsor (lead underwriter) for the Non-public Issuance to determine the final number of A Shares to be issued under the Non-public Issuance on the basis of the Issuance price of the Non-public Issuance according to the relevant regulations of the CSRC and the actual circumstances at the time of Issuance, which is calculated as: number of shares to be issued = gross proceeds to be raised from the Non-public Issuance/the Issuance price of the Non-public Issuance. In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or undertakes any other ex-right activities during the period commencing from the date on which the Issuance proposal of the Non- public Issuance of A Shares is considered and passed by the Board to the Issuance date, the number of A Shares to be issued under the Non-public Issuance of A Shares shall be adjusted accordingly. Within the aforementioned scope, the final number of A Shares to be issued shall be determined by the Board or authorized persons of the Board, under the authorization granted at the General Meeting and the class meetings, with the sponsor (lead underwriter) according to the actual situation when the Issuance is implemented. The number of A Shares to be issued under the Non-public Issuance of A Shares is subject to the final approval of the CSRC.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(VI)	Amount and use of proceeds

The gross proceeds to be raised from the Non-public Issuance of A Shares are determined based on the actual Issuance price and the final number of A Shares to be issued: gross proceeds = number of A Shares to be issued × actual Issuance price, and shall be not more RMB10,828 million (RMB10,828 million inclusive). After deducting relevant Issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares are intended to be used in the following projects:

		Aggregate amount of investment	Proposed amount of proceeds to be applied
No.	Name of projects	(RMB10,000)	(RMB10,000)

1	Replenish the liquidity	482,800.00	482,800.00
2	Repay debts	600,000.00	600,000.00

Total		1,082,800.00	1,082,800.00

If the time of receiving the proceeds from the Issuance is not in line with the progress of actual repayment of corresponding bank borrowings and other interest-bearing liabilities of the Company, the Company will first repay them with its own capital, and then replenish its capital with the corresponding amount of proceeds from the Issuance. To the extent as permitted by relevant laws and regulations and as authorized by the resolutions passed at the General Meeting, the Board shall be entitled to adjust or determine the projects to be invested with the proceeds, the amount required and other detailed arrangements.

(VII)	Lock-up period

The Target Subscriber undertakes not to transfer the A Shares to be subscribed under the Issuance within thirty-six months from the date of completion of the Non-public Issuance. If the relevant regulatory authorities adjust the relevant laws and regulations on the lock-up period of the shares to be subscribed by the Target Subscriber and/or exemption from the lock-up period that the acquirer should undertake in the tender offer before the Non-public Issuance, the lock-up period shall be adjusted accordingly. In the event that the A Shares to be subscribed by the Target Subscriber are derived from circumstances such as distribution of dividends and conversion of capital reserves into share capital by the Issuer, the above lock-up arrangement shall also be complied with.

The Target Subscriber who receives shares of the Issuer under the Non-public Issuance of A Shares and reduces its shareholding upon expiration of the lock-up period are required to comply with relevant requirements of laws, regulations, rules and regulatory documents such as the Company Law, the Securities Law and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, as well as the Articles of Association of the Issuer.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(VIII)	Place of listing

A Shares to be issued under the Non-public Issuance will be listed and traded on the Shanghai Stock Exchange upon expiration of the lock-up period.

(IX)	Arrangement of accumulated undistributed profits before Non-public Issuance of A Shares

Upon the completion of the Non-public Issuance of A Shares, both existing and new shareholders of the Company are entitled to the accumulated undistributed profits of the Company prior to the Non-public Issuance of A Shares in proportion to their respective shareholdings in the Company upon the completion of the Issuance.

(X)	Validity period of the resolution regarding the Non-public Issuance of A Shares

The resolution in relation to the Non-public Issuance of A Shares shall remain valid for twelve months from the date on which relevant matters are considered and approved at the General Meeting and the class meetings of the Company.

V.	Whether the Non-public Issuance Constitutes a Related Party Transaction

The Target Subscriber of the Non-public Issuance of A Shares is CEA Holding, the Controlling Shareholder of the Company, and therefore the Issuance constitutes a related party transaction.

The Company strictly complies with the laws and regulations and internal rules of the Company to fulfill the approval procedures for related party transactions. In the process of voting on the Non-public Issuance of A Shares by the Board, the interested director shall abstain from voting, and the independent directors shall express their prior approval and independent opinions on such related party transaction. The related shareholders shall also abstain from voting on relevant resolutions regarding the Non-public Issuance at the General Meeting, the A Share class meeting and the H Share class meeting.

VI.	Whether the Non-public Issuance Will Cause Any Change to the Control of the Company

As at the announcement date of the Proposal, the Controlling Shareholder of the Company is CEA Holding and the de facto controller of the Company is the SASAC. Upon the completion of the Non-public Issuance of A Shares, the Controlling Shareholder and the de facto controller of the Company will remain unchanged. Therefore, the Non-public Issuance will not result in any change in the control of the Company.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

VII.	The Approvals from the Relevant Authorities that Have Been Obtained and the Submission and Approval Procedures that Need to be Implemented for the Issuance Proposal

The Proposal for the Non-public Issuance has been considered and approved at the ninth ordinary meeting of the ninth session of the Board of the Company held on 2 February 2021, and the approval procedures that need to be implemented are as follows:

1.	To obtain the approval of the SFC for the Whitewash Wavier;

2.	To obtain the approval of the competent authorities performing state-owned assets supervision and administration for the Proposal for the Non-public Issuance of A Shares;

3.	To consider and pass the Proposal for the Non-public Issuance of A Shares at the General Meeting and the class meetings of the Company;

4.	To obtain the approval of the East China Regional Administration of the Civil Aviation Administration of China for the Proposal for the Non-public Issuance of A Shares;

5.	To obtain the verification and approval of the CSRC for the application for the Non-public Issuance of A Shares.

After obtaining the approval of the CSRC, the Company will apply to the Shanghai Stock Exchange, China Securities Depository and Clearing Corporation Limited, Shanghai Branch and other relevant institutions for the issuance, registration and listing of shares, and complete all the reporting and approval procedures for the Non-public Issuance.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION II

PROFILE OF THE TARGET SUBSCRIBER

I.	Basic Information of CEA Holding

The Target Subscriber of the Non-public Issuance of A Shares is CEA Holding, and the basic information of CEA Holding as at the announcement date of the Proposal is as follows:

Company name:	China Eastern Air Holding Company Limited

Legal representative:	Liu Shaoyong

Date of establishment:	9 August 1986

Unified social credit code:	91310000MA1FL4B24G

Registered address:	2550 Hongqiao Road, Shanghai

Business scope:	Operating all state-owned assets and state-owned equity derived from state investment in group companies and their investees

II.	Shareholding Structure

As at the announcement date of the Proposal, the SASAC is the controlling shareholder and the de facto controller of CEA Holding.

In order to implement the relevant requirements of the Party’s Central Committee and the State Council on deepening reform of state-owned enterprises and promote the reform of equity diversification, in October 2020, CEA Holding and the related parties entered into the Agreement on Capital Increase in China Eastern Air Holding Company Limited, pursuant to which China Life Investment Holding Company Limited and other companies increased capital contribution to CEA Holding by a total of RMB31 billion in cash. Upon the completion of the above capital increase, the controlling shareholder and the de facto controller of CEA Holding are the SASAC. As at the announcement date of the Proposal, the business registration for equity change in relation to the aforementioned capital increase in CEA Holding has not yet been completed. According to the articles of association of CEA Holding currently in force, upon the completion of the registration procedures for equity change in relation to the capital increase, the shareholding structure of CEA Holding will be as follows:

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

III.	Principal Business and Operating Conditions in the Last Three Years

CEA Holding is formed on the basis of the original Eastern Airlines Group Company Limited through merging with China Northwest Airlines Company and Yunnan Airlines Company. It is one of three major air transportation groups in China and a central enterprise under the management of the SASAC. The business scope of CEA Holding is operating all state-owned assets and state-owned equity derived from state investment in group companies and their investees. CEA Holding is mainly engaged in air transportation business through its subsidiaries, and strives to build a “3+5” industrial structure featured by integration and development of the three pillar industries including full service, low cost and logistics and the five supporting industries including maintenance of aviation equipment, in-flight catering, technological innovation platform, etc.

As at the end of 2017, 2018 and 2019, the total audited assets of CEA Holding were RMB271,296,419,200, RMB290,399,644,600 and RMB334,660,169,200, respectively, and the shareholders’ equity attributable to owners of the parent company was RMB36,768,470,600, RMB39,605,362,100 and RMB43,005,180,400, respectively. In 2017, 2018 and 2019, the operating income of CEA Holding was RMB111,111,623,300, RMB127,415,335,400 and RMB132,975,336,500, respectively, and the net profit attributable to owners of parent company was RMB2,933,460,700, RMB2,987,454,700 and RMB3,716,267,900, respectively.

IV.	Summary Accounting Statements for the Last Year

The summary audited financial statements of CEA Holding for 2019 are as follows:

(1)	Key data of consolidated balance sheet

Unit: RMB10’000
Item	Consolidated statement

Total assets	33,466,016.92
Current assets	4,046,495.24
Non-current assets	29,419,521.69
Total liabilities	25,281,280.22
Current liabilities	10,216,053.37
Non-current liabilities	15,065,226.85
Owners’ equity	8,184,736.70
Equity attributable to owners of the parent company	4,300,518.04
Minority interest	3,884,218.67

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(2)	Key data of consolidated income statement

Unit: RMB10’000
Item	Consolidated statement

Operating income	13,297,533.65
Operating cost	11,449,850.73
Operating profit	655,572.19
Gross profit	761,602.39
Net profit	588,456.11
Net profit attributable to owners of the parent company	371,626.79
Minority interest income	216,829.31

V.	Punishment and Litigation of the Target Subscriber and Its Directors, Supervisors and Senior Management in the Last Five Years

CEA Holding and its directors, supervisors and senior management (or person chiefly in charge) were not subject to any administrative or criminal punishment nor involved in any major civil litigation or arbitration related to economic disputes in the recent five years.

VI.	Horizontal Competition or Potential Horizontal Competition upon Completion of the Non-public Issuance of A Shares

Upon the completion of the Non-public Issuance of A Shares, there will be no horizontal competition or potential horizontal competition between the businesses of the Company and CEA Holding and other enterprises (other than the Company and subsidiaries of the Company) controlled by it.

VII.	Related Party Transactions upon Completion of the Non-public Issuance of A Shares

The related party transactions between CEA Holding and the Company are mainly daily related party transactions, which are entered into with CEA Holding and its subsidiaries and other related parties in the course of the Company conducting air transportation business, such as aircraft and other equipment leasing, in-flight catering service, advertising agency service, passenger aircraft belly-hold space service, financial service, property leasing service, etc. In order to protect the interests of investors, especially the interests of small and medium shareholders, the Company has entered into a related party transaction agreement with CEA Holding and its related parties to regulate such related party transactions, and has performed necessary procedures accordingly. For details of daily related party transactions, please refer to the Company’s periodic reports, ad hoc announcements and other information disclosure documents.

The proposed subscription for the A Shares of the Company under the Non-public Issuance by CEA Holding constitutes a related party transaction of the Company. In this regard, the Company will fulfill the procedures for related party transactions in accordance with relevant laws and regulations. The completion of the Issuance of A Shares will not increase the related party transactions between the Company and CEA Holding.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

VIII.	Material Transactions between the Target Subscriber and Its Controlling Shareholder, De Facto Controller and the Company for the 24 Months before the Proposal for the Issuance of A Shares is Announced

For the material transactions between CEA Holding and its related parties and the Company during the 24 months before the disclosure of the Proposal, the Company has performed necessary decision- making procedures in accordance with the relevant regulations on related party transactions and made information disclosure according to law. The related party transactions are all related to the operational needs, and are compensation for equal value behaviors according to the fair market principle and the actual situation. The price is fair and does not deviate from comparable market prices, and the necessary procedures are fulfilled. Related party transactions do not affect the independence of the production and operations of the Company, and there is no harm to the interests of the Company and minority shareholders, and there will be no significant impact on the normal operations and ongoing operations of the Company.

For details of the material related party transactions between the Company and CEA Holding, the Controlling Shareholder, during the 24 months before the disclosure of the Proposal for the Non-public Issuance of A Shares, please refer to the Company’s periodic reports, ad hoc announcements and other information disclosure documents.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION III

SUMMARY OF THE SHARE PURCHASE AGREEMENT COMING INTO

EFFECT UPON FULFILLMENT OF CONDITIONS PRECEDENT

The Company and CEA Holding entered into a share purchase agreement underlying the Non-public Issuance of A Shares on 2 February 2021 (“Share Purchase Agreement”). The Share Purchase Agreement coming into effect upon fulfillment of certain conditions precedent is summarized as follows:

I.	Parties

Party A (as the Subscriber): China Eastern Air Holding Company Limited

Party B (as the Issuer): China Eastern Airlines Corporation Limited

II.	Price, Number, Method and Amount of Subscription and Lock-up Period

(I)	Issuance price

The Price Benchmark Date for the Non-public Issuance of A Shares shall be the date of publication of the ordinary resolution passed at the ninth meeting of the ninth session of the Board of the Issuer. The Issuance price under the Non-public Issuance of A Shares shall not be less than 80% of the average trading price of the A Shares for the 20 trading days preceding the Price Benchmark Date (average trading price of A Shares for the 20 trading days preceding the Price Benchmark Date = total trading amount of A Shares for the 20 trading days preceding the Price Benchmark Date/total trading volume of A Shares for the 20 trading days preceding the Price Benchmark Date) and the Company’s latest audited net assets per share attributable to holders of ordinary shares of the parent company (rounded up to the nearest two decimal places), whichever is higher.

The Issuance price is RMB4.34 per share for the Issuance. If the Issuer distributes dividend, issues bonus shares, converts capital reserve into share capital or carries out other ex-right and ex- dividend activities that cause adjustment to the price of shares during the period from the Price Benchmark Date to the date on which the Issuance is completed, the Issuance price will be adjusted accordingly under relevant rules.

(II)	Number of subscription

Number of A Shares to be issued by the Issuer under the Non-public Issuance is 2,494,930,875, which is less than 30% of the total issued shares of the Issuer immediately preceding the Non- public Issuance of A Shares, and the number of shares finally to be issued shall be subject to the consideration and authorization of the CSRC. If cash dividend distribution or other ex-dividend activities are carried out by the Issuer during the period from the Price Benchmark Date to the Issuance date, the number of shares underlying the Issuance shall remain unchanged, while the maximum number of shares under the Issuance shall be adjusted accordingly where such adjustment is necessary in case of occurrence of ex-right activities, such as issuance of bonus shares, conversion of capital reserve into share capital and allotment of shares.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(III)	Method and amount of subscription

The Subscriber agrees to subscribe the shares issued to it by the Issuer in cash. The Subscriber also agrees to subscribe the shares under the Non-public Issuance by party B pursuant to the terms of this Agreement, and the total amount of subscription shall not exceed RMB10.828 billion.

(IV)	Lock-up period

Shares to be issued to the Subscriber under the Issuance are not allowed to transfer within 36 months commencing from the completion date of the Issuance, which shall be also applied to the shares acquired by the Company during such lock-up period resulting from distribution of stock- based dividend, conversion of capital reserve into share capital, allotment of shares, conversion of convertible bonds, etc. The Subscriber undertakes that, if the relevant laws, regulations and regulatory opinions of the relevant regulatory authorities regarding exemption from the lock-up period that an acquirer shall undertake in a tender offer or undertake in subscription of shares issued under the Non- public Issuance of A Shares by the listed Issuer change during the period of the Non-public Issuance, the lock-up period for the Subscriber of the Non-public Issuance shall be adjusted accordingly.

III.	Arrangement for Accumulated Undistributed Profit

The Subscriber agrees that, upon completion of the subscription, the undistributed profits of the Issuer accumulated preceding the Issuance shall be shared by the new and existing shareholders in proportion to their shareholdings immediately following the Issuance.

IV.	Conditions Precedent to the Effectiveness of the Agreement

This Agreement will come into effect upon fulfillment of all the following conditions:

1.	The Non-public Issuance of A Shares is subject to consideration and approval at the meeting of the Board, General Meeting and class meetings of the Issuer, respectively;

2.	The Non-public Issuance of A Shares is subject to consideration and approval at the meeting of the board of directors of the Subscriber;

3.	The Non-public Issuance of A Shares is subject to the Whitewash Waiver granted by the SFC;

4.	The Non-public Issuance of A Shares is subject to approval from the competent authorities in charge of the state-owned assets supervision and administration;

5.	The Non-public Issuance of A Shares is subject to approval from the East China Regional Administration of the Civil Aviation Administration of China;

6.	The Non-public Issuance of A Shares is subject to approval from the CSRC.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

V.	Representations and Warranties under the Agreement

(I)	Representation and warranties by the Issuer

1.

The Issuer is a joint stock company with limited liability established and validly continued under the laws of the PRC, and has obtained all such necessary approvals, licenses and permits as required for conduct of business, and is entitled to engage in any business within the scope of operation, and its business activities do not violate relevant laws and regulations;

2.

The Issuer is entitled to conduct Non-public Issuance of A Shares under the Company Law of the People’s Republic of China and the relevant regulations, and it has obtained all the necessary internal approval and authorization to execute this Agreement. Execution of this Agreement by the Issuer will not result in violation of relevant laws, regulations, the Articles of Association and other internal stipulations of the Issuer;

3.

All documents, materials and information provided by the Issuer to the Subscriber and the intermediaries engaged by the Subscriber in connection with the Issuance are true, accurate and valid, and there are no false records, misleading statements or material omissions;

4.

The Issuer will issue A Shares to the Subscriber under the Non-public Issuance in strict accordance with the terms of this Agreement, and the Issuer will actively sign and prepare all necessary documents in connection with the Issuance, process any review procedures with the relevant approval authorities and assist in any review or application procedures relating to the Subscriber;

5.	No interest of the Issuer has been seriously impaired by its Controlling Shareholder or de facto controller;

6.	The Issuer provides no external and unreleased guarantee in violation of laws;

7.

No existing director or senior management of the Issuer has been subject to administrative penalties imposed by the CSRC within the last 36 months, or public condemnation by a stock exchange within the last 12 months;

8.

There is no situation where the Issuer or its existing directors or senior management are being investigated by the judicial authorities for suspected crimes or are being investigated by the CSRC for suspected violations of laws and regulations;

9.	There is no material litigation or arbitration that has not been disclosed by the Issuer, and there is no potential material litigation or arbitration;

10.	All announcements made by the Issuer on the Shanghai Stock Exchange are true, accurate and complete in all material aspects and are free from any misleading statements or material omissions;

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

11.

The Issuer has filed by laws all tax returns as required by the relevant tax authorities and all such tax returns are complete and correct in all material aspects, and the Issuer has paid by laws all taxes due by it (whether or not shown on the tax returns) as required by the relevant tax authorities or has made appropriate provisions in the financial statements of the Company as required by the relevant tax authorities;

12.	The financial statements of the Issuer for the latest year or period has not been issued by the certified public accountant with qualified opinion, adverse opinion or disclaimer of opinion;

13.

The Issuer has complied with the relevant environment laws and is not subject to any environmental allegations that could result in any material adverse impact on the Company, nor are there any circumstances, situations or events that could, in its reasonable judgment, result in the Company being subject to significant environmental penalties;

14.

The Issuer complies with the relevant laws and regulations, and the Company has not been subject to any allegations that could result in material adverse impact on the Company, nor are there any circumstances, situations or events that could, in its reasonable judgment, result in the Company being subject to significant penalties imposed by competent government authorities;

15.	The Issuer has been complying with the undertakings made to the relevant governmental authorities;

16.	The Issuer undertakes not to commit any act in breach of the representations and warranties under this section or affecting the validity of this Agreement.

(II)	Representation and warranties by the Subscriber

1.	The Subscriber is a company established by laws and continued legally with limited liability;

2.

The Subscriber meets the conditions for being issued with shares under a Non-public Issuance by a listed company, and there are no circumstances in which the Subscriber cannot be issued with shares under such kind of Issuance as required by relevant laws, regulations, rules or regulatory documents. The Subscriber has obtained the necessary internal approval and authorization to execute this Agreement, and execution of this Agreement by the Subscriber will not result in its violation of relevant laws and regulations and its articles of association;

3.	The Subscriber undertakes not to commit any act in breach of the representations and warranties under this section or affecting the validity of this Agreement;

4.

The Subscriber will actively cooperate with the Issuer to advance any necessary procedures in connection with the Non-public Issuance of A Shares, including, but not limited to, execution of relevant files and preparation of relevant reporting materials, etc.;

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

5.

The funds used by the Subscriber to subscribe for the A Shares under the Non-public Issuance are either its own funds or self-financing ones. There is neither structured arrangement like graded income, nor financing via leveraging or other structured approaches, and no external fund is raised. The sources of funds are legal and in compliant with relevant provisions with no dispute or potential dispute in respect thereof. The sources of funds do not in any event result in the ownership of the shares issued by party B subscribed by the Subscriber being challenged in any dispute;

6.

The funds used to subscribe the A Shares under the Non-public Issuance are neither funded via escrow, trust or entrustment holding, nor is there any other agreement or arrangement leading to escrow, trust or entrustment holding;

7.	There is no direct or indirect use of the funds from party B or its related parties for this subscription;

8.	There is no financial support, compensation or commitment of income provided by party B or its interested parties.

VI.	Liability for Default

1.

Except for force majeure, failure by either party to comply with or perform its obligations or commitments under this Agreement, or if the representations or warranties made by either party are false, untrue, concealed from the truth, materially omitted or materially misunderstanding, the party shall be deemed to breach this Agreement. Unless otherwise agreed by the parties, the defaulting party shall be liable for economic losses and legal liabilities arising from the breach of this Agreement. The defaulting party shall be responsible for compensating all losses suffered by the non-defaulting party due to such default (including but not limited to direct or indirect losses suffered by the non-defaulting party and costs and expenses incurred in litigation and claims in connection therewith). However, if the Agreement is not able to perform actually or in an overall basis due to the adjustment made by the regulatory authorities (including the CSRC) over the Issuance plan, an event of default shall not be deemed on account of the Issuer, and in this case, the Issuer is not liable for any liability of default merely for this reason. However, the Issuer shall refund the subscription price paid by the Subscriber and the interest yield within five (5) business days from the date of occurrence of the above circumstances.

2.

If the Subscriber fails to perform its obligation under the Agreement to subscribe the A Shares under the Non-public Issuance, the Subscriber shall pay liquidated damages to the Issuer unless otherwise agreed by the parties. If the Subscriber fails to pay the subscription price in full, the liquidated damages payable by the Subscriber to the Issuer shall be: (the entire subscription price payable by the Subscriber under this Agreement – the actual subscription price paid by the Subscriber) x 1%. For the avoidance of doubt, in the event that the Subscriber pays the subscription price in partial while the Issuer decides to cancel the qualification of the Subscriber for subscription in its entirety, the portion of the subscription price paid by the Subscriber shall be deemed to be the “subscription price actually paid by the Subscriber” under this Article for and only for the purpose of calculating the liquidated damages hereunder.

— III-25 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

3.

In the event that the Non-public Issuance of A Shares is not (1) considered and approved at the meeting of the Board, the General Meeting and the class meetings of the Issuer; or/and (2) considered and approved at the meeting of the board of directors of the Subscriber; or/and (3) granted with the Whitewash Waiver from the SFC; or/and (4) authorized by the competent authorities in charge of the state-owned assets supervision and administration; or/and (5) permitted by the Civil Aviation Administration of China (if required) and/or East China Regional Administration of the Civil Aviation Administration of China; or/and (6) authorized by the CSRC, an event of default shall not be deemed on account of the Issuer or/and the Subscriber. Neither party shall be liable to the other party for breach of contract or any civil liability, except in the event that the foregoing occurs as a result of the default by either party. Both parties shall use their best efforts to facilitate all the internal and external deliberations, approvals or licenses in connection with the Issuance as far as conditions permit. The failure of either party to perform or partially perform its obligations under this Agreement due to force majeure (no fault of its own) shall not be deemed a breach of contract, but it shall take all necessary remedial measures to mitigate the losses caused by force majeure as conditions permit.

4.

If any material adverse change occurs in the production and operation of the Issuer during the review process of the Non-public Issuance of A Shares, the Subscriber shall be entitled to renounce this subscription and it shall not constitute a breach of contract by the Subscriber.

VII.	Effect, Change and Termination of the Agreement

1.	Effect of the Agreement

This Agreement shall be established upon signature by the Issuer and the Subscriber, and shall come into effect upon the fulfillment of the Conditions Precedent.

2.	Change of the Agreement

(1)	Change to this Agreement are subject to consensus and written agreement via negotiation between the Issuer and the Subscriber;

(2)

This Agreement may be changed, amended and supplemented in accordance with the requirements of the relevant regulatory authorities and the adjustments and changes in the proposal of the Non-public Issuance of A Shares;

(3)

If, prior to the implementation of the Non-public Issuance, the applicable laws and regulations are amended to introduce other mandatory approval requirements or exempt some administrative license, the laws and regulations which come into effect at that time shall prevail for adjustment.

3.	Termination of the Agreement

The Agreement shall terminate if any of the following occurs:

(1)	Both parties have fulfilled their obligations completely under the Agreement;

(2)	This Agreement is terminated by mutual agreement between the Issuer and the Subscriber;

— III-26 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(3)	If the Issuance is not able to implement due to force majeure or other reasons not attributable to both parties, a party may terminate this Agreement by serving the other party a written notice;

(4)

If this Agreement becomes unenforceable as a result of conclusive and non-appealable permanent injunctions, statutes, rules, regulations and orders issued by governmental authorities of competent jurisdiction restraining, prohibiting or abandoning the completion of the Issuance, or if the Issuance is not approved/endorsed by the competent authority for any reason, or this Agreement becomes enforceable if such approval/endorsement already obtained lapses, both parties shall have the right to terminate this Agreement by written notice;

(5)

If either party commits a material breach of this Agreement and such breach is not remedied within five days from the date on which the defaulting party is required by written notice served by the non-defaulting party to take immediate remedial action in respect of such breach, the non-defaulting party shall have the right to terminate this Agreement unilaterally by written notice;

(6)

Unless the parties agree in writing for extension, either party may unilaterally terminate this Agreement if, for whatever reason, the transaction under this Agreement is not completed within fifteen months after the date of this Agreement;

(7)	Other circumstances at which termination is provided by laws.

— III-27 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION IV

FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM

THE NON-PUBLIC ISSUANCE BY THE BOARD

The feasibility analysis on the use of proceeds from the Non-public Issuance of A Shares of the Company by the Board of China Eastern Airlines is as follows:

I.	Plan of Use of Proceeds

The gross proceeds from the Non-public Issuance of A Shares will be not more than RMB10,828,000,000 (RMB10,828,000,000 inclusive). The net proceeds, after deducting Issuance expenses, are intended to be used for the following projects:

		Aggregate amount of investment	Proposed amount of proceeds to be applied
No.	Projects	(RMB10,000)	(RMB10,000)

1	Replenishment of liquidity	482,800.00	482,800.00
2	Repayment of debts	600,000.00	600,000.00

Total		1,082,800.00	1,082,800.00

II.	Necessity and Feasibility Analysis of Use of Proceeds

(I)	Overview of projects of use of proceeds

Based on its liquidity requirement for business expansion and development, the Company intends to use the proceeds from the Issuance of not more than RMB10,828,000,000 to replenish the liquidity and repay debts. The use of proceeds to replenish the liquidity and repay debts can better meet the Company’s capital turnover requirement and reduce its financial and operational risks.

(II)	Necessity analysis of use of proceeds

1.	Easing cash flow pressure and guaranteeing the operation and development of the Company

The principal operations of the Company require large amount of capital investment, and thus sufficient capital supply is necessary for the Company to further expand its business scale and improve its operational efficiency. Along with the continuous expansion of business scope and scale of operations, the Company’s overall demand for liquidity has gradually increased. Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide, and has caused a significant impact on the global aviation industry, posing great challenges to the overall liquidity and risk-resistance capacity of the civil aviation industry. Through the use of proceeds from the Non-public Issuance of A Shares to replenish the liquidity and repay debts, it will help reduce the Company’s liquidity risk and provide a strong guarantee for its operation and development.

— III-28 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

2.	Optimizing capital structure, lowering gearing ratio and improving risk-resistance capacity

The air transportation industry is capital-intensive. Capital expenditures such as aircraft purchases are mainly settled through funds from bank loans and finance leases, though certain part is settled through own funds. As a result, the gearing ratio of aviation companies is generally high.

As at the end of 2017, 2018 and 2019, the Company’s gearing ratio (on consolidated basis) was 75.15%, 74.93% and 75.12%, respectively (Since 1 January 2019, the new Accounting Standards for Business Enterprises No. 21 — Leases has become effective. The Company, as a lessee, is required to recognize right-of-use assets and lease liabilities for the assets under operating leases. Such change in accounting policy has resulted in an increase in gearing ratio of the Company). As at 30 September 2020, the Company’s gearing ratio increased to 78.90%, mainly attributable to the impact of the outbreak of COVID-19 in early 2020. In recent years, the Company’s gearing ratio has been relatively high, which may result in certain solvency pressure of the Company, and in particular, COVID-19 has resulted in an increase of risks and uncertainties in the short-term. To avoid the current high-level of gearing ratio restricting the Company’s business development, the Non-public Issuance of A Shares can improve the Company’s capital structure, lower its gearing ratio, ease its pressure on debt financing due to funding needs and improve its financial stability.

3.	Reducing the Company’s borrowings and interest expenses and improving its profitability

Along with the continuous expansion of business scale of the Company, the amount of liabilities, especially interest-bearing liabilities, has gradually increased, and as a result, financial expenses also increased. In 2017, 2018, 2019 and January to September 2020, the Company’s interest expenses amounted to RMB3.184 billion, RMB3.727 billion, RMB5.169 billion and RMB3.972 billion, respectively. The relatively high capital costs and financial expenses have had certain impact on the Company’s operating results. Through the use of proceeds from the Non-public Issuance of A Shares to replenish the liquidity and repay debts, it can reduce the Company’s borrowings, which will help the Company to control its financial expenses, improve its profitability, further enhance its solvency and reduce its finance costs.

(III)	Feasibility analysis of use of proceeds

1.	The use of proceeds from the Non-public Issuance of A Shares is in compliance with laws and regulations

The proceeds from the Non-public Issuance of A Shares of the Company will be used to replenish the liquidity and repay debts, which is in compliance with relevant policies and laws and regulations and in line with the Company’s current actual development and is feasible. Upon the receipt of proceeds from the Non-public Issuance of A Shares, the Company’s net assets and working capital will increase, which will help ease cash flow pressure, reduce the Company’s financial expenses, optimize its financial structure, enhance its risk-resistance capacity and promote sustainable and robust business development.

— III-29 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

2.	The use of proceeds from the Non-public Issuance of A Shares is effected with standardized governance and complete internal control

The Company has established a modern corporate system focusing on corporate governance structure in accordance with the governance standards of listed companies, and has formed a relatively standardized corporate governance system and a complete internal control environment through continuous improvement and enhancement.

In terms of the management of proceeds, the Company has established the “Proceeds Management System” in accordance with regulatory requirements, providing specific and explicit requirements on the deposit, use as well as supervision and management of the use of proceeds. The Company will strictly comply with the provisions of the “Guidelines for the Supervision on Listed Companies No. 2 — Supervision Requirements for Listed Companies on the Management and Use of Proceeds” (CSRC Notice [2012] No. 44) 《( 上市公司監管指引第2 號 — 上市公司募集資金管理和使用的監管要求》(證監會公告[2012]44 號)) and “Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision)” (Shang Zheng Gong Zi [2013] No. 13) 《( 上海證券交易所上市公司募集資金管理辦 法 (2013年修訂)》(上證公字 [2013]13號)) as well as the “Proceeds Management System” of the Company and other relevant requirements, so as to ensure the reasonable and standardized deposit and use of proceeds and safeguard the use of proceeds against risks.

III.	Impact of the Proceeds on the Operational Management and Financial Position of the Company

(I)	Impact of the Non-public Issuance of A Shares on the operational management of the Company

After deducting Issuance expenses, all proceeds from the Issuance will be used to replenish the liquidity and repay debts. The Company’s capital strength and asset scale will be improved, which can effectively address the adverse impact of COVID-19 and ease the pressure of capital demand in the daily operating activities of the Company. Meanwhile, the receipt of proceeds will help consolidate the Company’s foundation for business development, enhance its core competitiveness and profitability, promote the continuous and rapid growth of its principal operations and provide capital guarantee for its further expansion and development.

(II)	Impact of the Non-public Issuance of A Shares on the financial position of the Company

Upon the completion of the Non-public Issuance of A Shares, total assets and net assets of the Company will increase accordingly, and its working capital will be further replenished, which will effectively lower its gearing ratio, reduce its financial expenses and enhance its capacity in resisting financial risks.

— III-30 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

IV.	Conclusion on the Feasibility of the Non-public Issuance

In summary, the plan of use of proceeds from the Non-public Issuance of A Shares is in compliance with relevant policies and laws and regulations. Through the Non-public Issuance, the Controlling Shareholder can provide strong support for the Company’s business and development, and demonstrate its confidence in the Company’s future prospects and its recognition of the Company’s value. The Non- public Issuance is conducive to improving the Company’s overall operating capability, is in line with the Company’s actual condition and strategic requirement, and is necessary and feasible. The use of proceeds will help meet the Company’s capital requirement for business development, enhance its core competitiveness, optimize its asset structure and improve its financial condition, profitability and sustainable development capability, and is in line with the interests of all shareholders.

— III-31 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION V

DISCUSSION AND ANALYSIS ON THE IMPACT OF

THE NON-PUBLIC ISSUANCE ON THE COMPANY BY THE BOARD

I.	Changes in Operations and Assets, the Articles of Association, Shareholders’ Structure, Structure of Senior Management and Business Structure of the Company

(I)	Impact on the operations and assets of the Company

The proceeds from the Non-public Issuance of A Shares will be used to replenish the liquidity and repay debts of the Company, which will help ease capital pressure, generate sufficient cash flow and enhance the resilience to capital pressure and adverse impact brought by COVID-19. The Non-public Issuance of A Shares will further reinforce and strengthen the principal operations of the Company, enhance its core competitiveness and profitability and lay a solid foundation for its sustainable development in the future. Upon the completion of the Issuance, the Company’s principal operations will remain unchanged, and the Company’s operations and assets will not be consolidated. Therefore, the Issuance will not have any material adverse impact on the Company’s operations and assets.

(II)	Impact on the Articles of Association

Upon the completion of the Non-public Issuance, there will be changes in the registered capital, total number of shares and shareholding structure of the Company. The Company will complete the amendments to the relevant provisions of the Articles of Association based on the results of the Non- public Issuance, and the procedures of the change of industrial and commercial registration.

(III)	Impact on the shareholders’ structure

Prior to the Non-public Issuance, the total share capital of the Company is 16,379,509,203 shares, of which, CEA Holding directly and indirectly owns 5,530,240,000 A Shares of the Company. Meanwhile, CEA Holding owns 2,626,240,000 H Shares of the Company through CES Global, representing approximately 49.80% of the total number of shares in issue of the Company in aggregate, and is the Controlling Shareholder of the Company.

Upon the completion of the Non-public Issuance of A Shares, based on the 2,494,930,875 shares under the Non-public Issuance of A Shares, CEA Holding will directly and indirectly own 10,651,410,875 shares of the Company, and remain the Controlling Shareholder of the Company. The Non-public Issuance will not result in changes in control of the Company.

(IV)	Impact on the structure of senior management

Upon the completion of the Non-public Issuance of A Shares, there will be no change in the structure of senior management of the Company.

— III-32 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(V)	Impact on the business structure

The proceeds from the Non-public Issuance of A Shares will mainly be used to replenish the liquidity and repay debts, and will not have any material impact on the principal business structure of the Company.

II.	Changes in the Financial Position, Profitability and Cash Flow of the Company

(I)	Impact on the financial position of the Company

Upon the completion of the Non-public Issuance, total assets and net assets of the Company will increase accordingly, and the gearing ratio will be lowered, which will help optimize the capital structure of the Company, improve its profitability and enhance its capacity in resisting financial risks.

(II)	Impact on the profitability of the Company

Upon the completion of the Non-public Issuance, total equity and net assets of the Company will increase, and financial indicators such as return on net assets and earnings per share of the Company may decline in the short-term. However, upon the receipt of proceeds, it will effectively ease the capital pressure of the Company, fulfill the demand for general working capital of the Company in the continuous development of its principal operations, further optimize its capital structure, reduce its financial expenses and enhance its profitability.

(III)	Impact on the cash flow of the Company

Upon the completion of the Non-public Issuance, there will be an increase in the Company’s cash inflow from financing activities. Upon the receipt and effective use of proceeds, the cash inflow from operating activities will also increase in the future. The quality of cash flow of the Company will be further improved, and the capital strength and risk-resistance capacity will be significantly enhanced, thereby laying a foundation for business expansion.

III.	Changes in the Business Relationship, Management Relationship, Related Party Transactions and Horizontal Competition between the Company and the Controlling Shareholder and Its Related Parties

Upon the completion of the Non-public Issuance of A Shares, there will be no change in the Company’s business relationship and management relationship with CEA Holding, the Controlling Shareholder, and its related parties.

Upon the completion of the Non-public Issuance of A Shares, there will be no horizontal competition or potential horizontal competition between the business of the Company and the business of CEA Holding and its controlled entities (other than the Company and its holding subsidiaries).

— III-33 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

IV.	Capital and Assets Occupancy and Guarantee Following the Non-public Issuance

Upon the completion of the Non-public Issuance of A Shares, there will be no capital or assets of the Company occupied by the Controlling Shareholder and its related parties, and there will be no guarantee by the Company for the Controlling Shareholder and its related parties.

V.	Impact on the Debt Level of the Company Following the Non-public Issuance

Upon the receipt of proceeds from the Non-public Issuance of A Shares, it will lower the gearing ratio of the Company, enhance its solvency, reduce its financial expenses and further improve its financial position and asset structure, which will help further enhance the Company’s risk-resistance capacity and achieve long-term sustainable development.

— III-34 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION VI

STATEMENT ON RISKS ASSOCIATED WITH THE NON-PUBLIC ISSUANCE

When assessing the Non-public Issuance of the Company, investors should carefully consider the risk factors stated below in combination with other information provided by the Plan:

I.	Industry Risks

(I)	Risk of macroeconomic fluctuations

The air transportation industry is closely connected to the economic and trade environment. The civil aviation transportation industry is more sensitive to macroeconomic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for air passenger and cargo services. Meanwhile, international economic and trade relations and geopolitical situation will have a relatively large impact on the demand for the Company’s international air transportation services. If domestic and overseas macroeconomic climate worsens, or trade or geopolitical tensions further escalate, the Company’s operating results and financial condition may be adversely affected.

There remain significant uncertainties as to the impact of the worldwide outbreak of COVID-19 on the domestic and overseas economies and international economic and trade situation. The Company has paid close attention to the changes in domestic and overseas macroeconomic situation and international economic and trade relations, and flexibly adjusted its transportation capacity deployment and market sales, so as to actively respond to the impact of changes in external economic and trade environment.

(II)	Policy and regulatory risk

Airlines have business operations around the world. Hence, the aviation industry is largely affected by domestic and overseas economic policies and laws and regulations. As a public listing company, the Company is also affected by securities regulatory laws and regulations and policies of the place of listing. The adjustments of and changes in relevant domestic and overseas laws and regulations, industrial policies and regulatory policies may, to a certain extent, result in uncertainties in the future business development and operating results of the Company.

With respect to industrial policies and regulations, the Company has played an active role in various discussions concerning their formulation and refinement, and timely analyzed and considered their latest changes and impact on the Company, so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations.

— III-35 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(III)	Competition risk

Along with the opening-up of the domestic aviation market, development of low-cost airlines and increase in transportation capacity deployment of international airlines in the Chinese market, future competition in the domestic air transportation industry may intensify, which may bring uncertainties to the Company’s air traffic rights and time slot resources, ticket price level and market share, and therefore have an impact on the Company’s operating results.

There is a certain level of overlap between railway, highway and ship transportation and air transportation in certain markets. Along with the normalization and Internetization of the impact of railway, highway and ship transportation on the domestic civil aviation market, certain routes of the Company may experience higher competitive pressure in the future.

The Company has actively responded to industry competition, proactively strived for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved utilization of aircraft and penetration in core markets, and consolidated and expanded its market share in the four major hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Company enhanced its strategic cooperation with Delta and AFK, and strengthened its cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas and Japan Airlines, so as to develop an efficient and convenient flight network covering all parts of China and connecting all parts of the world.

Under the impact of other means of transportation, the Company has continuously refined its route network, reinforced complete access to the network and marketing of international interline transit products, provided quiet, reassuring and comfortable cabin services, optimized on-board catering standards and actively developed and maintained the Group’s customers and frequent flyer groups to further develop its advantages of being an aviation service brand. The Company has focused on flight punctuality rate to improve fine operations, thereby fully exploiting the speed advantages of air transportation.

II.	Business and Operational Risks

(I)	Flight safety risk

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Company.

The Company implemented the accountability system for safe operation, enhanced its safety and risk prevention and control system, conducted emergency drills, strengthened safety management and control capabilities, promoted aviation security information construction, and strengthened safety supervision in aspects of flight, aviation security and maintenance to ensure that the Company can continuously operate safely.

— III-36 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(II)	Risk associated with the fluctuation of jet fuel prices

Jet fuel costs is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Company’s revenue from fuel surcharge, and accordingly the Company’s operating results.

As affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Company in the future, and hence, there also remains great uncertainty on the expected jet fuel costs. Without the consideration of adjustment in fuel surcharge and other factors and on the basis of the fuel consumption of flights actually operated in 2019, jet fuel costs of the Company will increase or decrease by approximately RMB1,710 million if the average jet fuel price increase or decrease by 5%.

On one hand, the Company has optimized its transportation capacity deployment, strengthened marketing and strived to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. On the other hand, in order to avoid the adverse impact arising from jet fuel price fluctuations on the Company’s operations, the Board has authorized the Company to prudently conduct jet fuel hedging activities. The Company has designated a special working group to closely track and proactively analyze the trend of international oil prices, and study and formulate jet fuel hedging operation strategies, so as to lower the risk associated with the fluctuation of jet fuel prices.

(III)	Information security risk

The development of businesses in the Company’s operational process is closely related to the information network system, proposing new requirements to traditional management and work processes of the Company. If there is any design defect, operational failure or interruption in the network information system or inadequate training and education on legal compliance for internal staff, or if the system experiences external network attacks, the Company’s business and operations may be affected, and customer data may be leaked. The occurrence of any of the foregoing may have an adverse impact on the brand image of the Company. The continuous upgrade of information system will raise new challenges to the development of the Company.

The Company has continuously promoted the construction of information security projects, and established a sound information security-related technical protection and security management platform. The Company has strengthened information security management by deepening the strategic cooperation with external authoritative security agencies. In response to the implementation of the GDPR released by the European Union, the Company has appointed a “data protection officer”. The Company has strengthened customer privacy terms of online channels, assessed risks of third-party platforms and reinforced the passenger information protection firewall. In addition, the Company has initiated a special task for network protection to improve its network security protection capabilities.

— III-37 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(IV)	Supplier risk

The air transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, aviation equipment, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If there is any abnormality in the operations of the Company’s major suppliers, or if there is any risk of business or supply interruption between these suppliers and the Company due to global trade relations, international geopolitical situation and other external factors, the Company’s business and operations may be adversely affected.

The Company has focused on suppliers who are closely related to the Company’s business and operations, and the corresponding management team is responsible for analyzing the contractual performance of suppliers and conducting assessment on suppliers regularly. The Company has continuously paid close attention to the market changes associated with materials that are highly relevant to its business and operations, and the procurement department is responsible for collecting and analyzing price fluctuations.

(V)	Development and transformation risk

During the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets, the Company may face risks associated with decision-making, laws, management and interference of competitors, which may affect the results of development strategies of the Company.

During the process of transformation, the Company has accelerated its e-commerce capacity building, explored new development potentials for “Passenger-to-Freighter Conversion”, and innovated assets and optimized on-board catering management and control methods. China United Airlines, a subsidiary of the Company, has speeded up its mixed ownership reform. The adjustment of structure of existing businesses and assets has proposed new requirements to the Company’s overall operating management capability. There remain certain risks associated with the failure of achieving expected goals of transformation projects or business adjustments in the future.

The Company has made continuous improvements to the all-process monitoring and management system for external investments, and will enhance the research and substantiation of projects, strictly monitor various investment activities and refine the risk management mechanism through due diligence and asset valuation during the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets.

— III-38 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

III.	Financial Risks

(I)	Risk of relatively high gearing ratio

The air transportation industry is capital-intensive. Capital expenditures such as aircraft purchases are mainly settled through funds from bank loans and finance leases, though certain part is settled through own funds. As a result, the gearing ratio of aviation companies is generally high. As at the end of 2017, 2018, 2019 and the third quarter of 2020, the Company’s gearing ratio (on consolidated basis) was 75.15%, 74.93%, 75.12% and 78.90%, respectively (Since 1 January 2019, the new Accounting Standards for Business Enterprises No. 21 — Leases has become effective. The Company, as a lessee, is required to recognize right-of-use assets and lease liabilities for the assets under operating leases. Such change in accounting policy has resulted in an increase in gearing ratio of the Company), indicating a relatively high gearing ratio.

(II)	Exchange rate fluctuation risk

As the Company’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of exchange gains or losses, which will directly affect the Company’s current profit and have a significant impact on the Company’s operating results. In the future, the Company will further strengthen its research and judgment on the exchange rate market, expand the scope of various financing instruments such as RMB instruments, continuously optimize its currency structure of debts, and reduce the adverse impact of exchange rate fluctuations on the business and operations of the Company.

(III)	Interest rate fluctuation risk

Most of the Company’s liabilities are attributable to USD-denominated liabilities and RMB- denominated liabilities incurred for introduction of aircraft, engines and aviation equipment. The adjustment of USD and RMB interest rates may result in changes in borrowing costs of existing floating-rate loans and future finance costs of the Company, which in turn may affect the Company’s financial expenses. The Company intends to launch transactions in derivatives to further optimize the proportion of floating-rate debts to USD-denominated debts in the future. Meanwhile, the Company will actively grasp the timing of issuance of super short-term debentures and corporate bonds to minimize RMB finance costs.

(IV)	Liquidity risk

The Company is an aviation transportation enterprise with strong rigid demands for optimization of fleet structure, introduction of aircraft and acquisition of engines and high-priced rotable parts. The large amount of capital commitment and capital expenditures of the Issuer is primarily utilized for purchase of aircraft, which exposes the Issuer to long-term pressure. Despite its sound operating cash flows, the Company has a relatively weak performance in terms of solvency indicators including current ratio and quick ratio, and the Company’s liquidity may be under certain stress if a large amount of capital expenditures is required. Currently, the liquidity of the Company mainly depends on the continuous availability of revenue, loans and bonds. If the source of funds cannot be fully guaranteed in the future, the Company may be subject to a higher solvency risk.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

IV.	Management Risks

(I)	Risk associated with management ability

The Issuer has witnessed robust business development, with its assets growing continuously during the Reporting Period. As at the end of 2017, 2018, 2019 and the third quarter of 2020, total assets of the Issuer amounted to RMB227,464 million, RMB236,765 million, RMB282,936 million and RMB283,558 million, respectively. The Issuer has established a sound management system and organizational operation model, and its key management members have extensive management experience. However, as its business further develops and its staff and organization continue to expand, the Issuer will have a more complicated organizational structure and management system, which will pose increasing difficulties for decision-making and risk control and may result in a lower operational efficiency.

(II)	Risk associated with core resources

The rapid growth of the industry has provoked competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the Company’s reserve of core resources fails to adequately support the rapid growth of operational scale, the business and operations of the Company may be adversely affected.

The Company has promoted the building of corporate culture of “Love at CEA”, further improved its incentive scheme for core technical staff, and proactively developed a core backup workforce through providing training programs to a pool of multitier backup management personnel and launching the core technical staff recruitment scheme. Meanwhile, the Company has coordinated with industry regulators with respect to air traffic rights and time slot resources, and proactively participated in the marketized competition for time slot resources.

(III)	Risk associated with related party transactions

The Issuer has certain related party transactions with its subsidiaries, joint ventures, associates and other related parties. At present, recurrent related party transactions of the Company account for a low proportion of revenue and are conducted with fair prices and legitimate procedures, and have not adversely affected the business and operations of the Company nor significantly affected the financial position and operating results of the Company. If the Company conducts material related party transactions with key related parties without performing the relevant procedures required by laws and regulations, the business and operations of the Company may be adversely affected to a certain extent.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

V.	Risks Associated with the Impact of COVID-19

In 2020, COVID-19 caused a significant impact on the global aviation industry. As the demand for the global aviation industry shrunk sharply, airlines around the world drastically reduced their transportation capacity, which resulted in plummeted revenue and even a liquidity crisis. The aviation industry as a whole encountered a significant operational crisis, and many airlines even encountered a survival crisis, and as a result had to file for bankruptcy or bankruptcy protection. At present, COVID-19 in China is well-prevented and controlled, but there is still a risk of recurrent outbreak. The situation of COVID-19 in other countries is relatively severe, and passenger traffic of international routes remains low. COVID-19 will still have an adverse impact on the operating results of the Company in the short-term. The Company will continue to monitor the progress of COVID-19, keep close track of the changes in market demand, flexibly adjust transportation capacity deployment and market sales, and actively respond to the risks and challenges brought by COVID-19 to the business and operations of the Company.

VI.	Risks Associated with the Non-public Issuance of A Shares

(I)	Approval risk

The Non-public Issuance is subject to approval at the General Meeting and class meetings of the Company and approval by state-owned assets supervisory entities, the East China Regional Administration of the Civil Aviation Administration of China, the CSRC, the SFC and other authorities. There remain uncertainties as to the approval and the time of approval and final approval of the Non-public Issuance.

(II)	Risk of dilution of current returns by the Non-public Issuance of A Shares

Upon the Non-public Issuance of A Shares, along with the receipt of proceeds, the share capital and net assets of the Company will increase accordingly. However, as it takes time to realize benefits from the use of proceeds, indicators such as earnings per share and return on net assets of the Company may decline in the short-term. In the future, as the Company continues to operate on a going-concern basis and develops steadily, upon the receipt of proceeds, financial expenses can also be reduced, and earnings per share and return on net assets of the Company will gradually increase.

— III-41 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION VII

PROFIT DISTRIBUTION POLICY OF THE COMPANY AND

ITS IMPLEMENTATION

I.	Profit Distribution Policy of the Company

The Company has always attached importance to reasonable return on investment to investors, and maintained the consistency and stability of the profit distribution policy. In accordance with the relevant requirements of the Guidelines on the Bylaws of Listed Companies (2014 Revision) (CSRC Announcement [2014] No. 47) 《( 上市公司章程指引 (2014年修訂)》(證監會公告[2014]47號)), the Notice Regarding Further Implementation of Certain Matters Relating to Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37) 《( 關於進一步落實上市公司現金分紅有關事項的通知》(證監發[2012]37號)) and the Regulatory Guidelines for Listed Companies No. 3 — Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No. 43) 《( 上市公司監管指引第3號 — 上市公司現金分紅》(證監會公告[2013]43號)) issued by the CSRC, the Company has formulated the profit distribution policy in the Articles of Association. Details of the latest profit distribution policy stipulated in the Articles of Association are set out below:

“Article 154. The Company’s after-tax profit shall be allocated in accordance with the following order:

(1)	making up for losses;

(2)	allocation to the statutory common reserve fund;

(3)	allocation to the statutory common welfare fund;

(4)	allocation to the discretionary common reserve fund upon approval by resolution of the General Meeting;

(5)	payment of dividends in respect of ordinary shares.

The Board shall, in accordance with the laws and administrative regulations of the State (if any) and the Company’s operation and development requirements, determine the detail proportions of profit distributions in items (2) to (5) above and submit its determination to the General Meeting for approval.

Article 155. Capital common reserve fund includes the following items:

(1)	premium on shares issued at a premium price;

(2)	any other income designated for the capital common reserve fund by the regulations of the finance regulatory department of the State Council.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

Article 156. The common reserve fund of the Company shall be applied to the following purposes:

(1)	making up losses;

(2)	expansion of the Company’s production and operation;

(3)	transfer or increase of capital.

The capital common reserve fund shall not be used for making up the losses of the Company.

When the Company converts its common reserve fund into its capital upon a resolution adopted in General Meeting, the Company shall either distribute new shares in proportion to the shareholders’ number of shares, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to capital, the balance of the statutory common reserve fund may not fall below 25 per cent of the registered capital.

Article 157. The Company’s statutory common welfare fund is used for the collective welfare of the Company’s staff and workers.

Article 158. The Company shall not declare dividend before making up its losses and allocating funds to the statutory common reserve fund and statutory common welfare fund.

Article 159. Dividends shall be distributed in accordance with the proportion of shares held by shareholders.

Unless otherwise resolved by the General Meeting, the Company, apart from distributing annual dividends, may by its Board acting under the power conferred by the General Meeting, distribute interim dividends. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 per cent of the distributable profits as stated in the interim profits statement of the Company.

Article 160. The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritized means of distribution to distribute profit.

Article 160 (A) Profit distribution manner: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations.

Article 160 (B) Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the Board shall carefully study and examine the profit distribution plan and listen fully to the views of independent directors. The independent directors shall fulfill their responsibilities and play their roles to give specific views. After consideration and approval by the Board, the profit distribution plan shall be proposed to the General Meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the General Meeting. The Board shall finish distributing the profit within two months after the General Meeting is held.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

When considering the profit distribution plan at the General Meeting, the Board shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

Article 160 (C) Amendments to profit distribution policy of the Company: The Board shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted by reason of any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the Board shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the General Meeting.

Article 160 (D) Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)

The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the Board may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

Article 160 (E) Conditions of profit distribution by way of share dividends by the Company:

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits by way of share dividends according to its profitability, cash flow position and business growth for the year.

Article 160 (F) Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The Board may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfillment of the cash distribution conditions under the Articles of Association of the Company, the Company shall implement annual cash distribution once a year in principle.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

Article 160 (G) Information disclosure if the Company fails to distribute cash dividends: In the event that the Board does not propose any profit distribution plan, the Board shall disclose the reasons therefor and the use of such retained funds that would have been otherwise available for distribution in its periodic report.”

II.	Cash Dividend Distributions and Use of Undistributed Profits in the Last Three Years

(I)	Cash dividend distributions in the last three years

1.	Implementation of profit distribution for 2017

On 29 March 2018, the second regular meeting of the Board in 2018 considered and approved the 2017 Annual Profit Distribution Proposal, according to which, the Company would pay cash dividends of approximately RMB738 million for the year 2017. Based on the Company’s total share capital of 14,467,585,682 shares as at 31 December 2017, the cash dividend per share would be RMB0.051 (tax inclusive), distributed to holders of A Shares in RMB and to holders of H Shares in HKD. The profit distribution proposal has been considered and approved at the 2017 Annual General Meeting of the Company, and the profit distribution has been completed on 24 July 2018.

2.	Implementation of profit distribution for 2018

On 29 March 2019, the Board considered and approved the 2018 Annual Profit Distribution Proposal, which stated that the Company would not proceed with cash dividend distribution or conversion of capital reserve into share capital for the year 2018.

According to the relevant requirements of the Measures for the Administration of Securities Issuance and Underwriting of the CSRC, “for the issuance of securities by a listed company, in the event that any profit distribution proposal has not been submitted to the General Meeting for voting or has been approved by the General Meeting but has not yet been implemented, the securities shall be issued after such proposal has been implemented.” As the Non-public Issuance of A Shares for 2018 was under review by the CSRC then and the project was strategically important to the Company, in order to guarantee the smooth progress of the Non-public Issuance project for 2018, the Company intended not to proceed with cash dividend distribution or conversion of capital reserve into share capital for the year 2018, after comprehensively taking account of the long-term development of the Company and the interests of all its shareholders. The retained profits will be used to supplement the Company’s daily working capital, to satisfy the Company’s requirements for developing its principal businesses.

The profit distribution proposal has been considered and approved at the 2018 Annual General Meeting of the Company.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

3.	Implementation of profit distribution for 2019

On 31 March 2020, the second regular meeting of the Board in 2020 considered and approved the 2019 Annual Profit Distribution Proposal, according to which, the Company would cash dividend of approximately RMB819 million for 2019. Based on the Company’s issued share capital of 16,379,509,203 shares as at 31 December 2019, the cash dividend per share would be RMB0.05 (tax inclusive), distributed to holders of A Shares in RMB and to holders of H Shares in HKD. The profit distribution proposal has been considered and approved at the 2019 Annual General Meeting of the Company, and the profit distribution has been completed on 6 August 2020.

Cash dividend distributions in the last three years are set out below:

Unit: RMB’000 million

Year	Total amount of cash dividends (tax inclusive)	Net profit attributable to the parent company	Payout ratio of cash dividends

2017	7.38	63.52	11.62%
2018	—	27.09	—
2019	8.19	31.95	25.63%
Average net profit attributable to the parent company in the last three year, attributable to shareholders of the Company			40.85
Ratio of the cumulative cash dividends (tax inclusive) in the last three years to the average distributable profit realized in the last three years			38.11%

(II)	Use of undistributed profits in the last three years

The Company is engaged in a capital-intensive industry and is now in the stage of rapid development. With great demand for operating and capital expenditures in the next few years, the Company will allocate the undistributed profits retained primarily to daily operations, purchase of production facilities and construction of bases, to facilitate the sustainable and healthy development of its principal businesses.

— III-46 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

III.	Plan for Return to Shareholders for the Coming Three Years (2021–2023)

In order to improve and refine the scientific, sustainable, stable and transparent decision-making and supervision mechanisms for dividend distribution and to further highlight the importance of return to the shareholders, pursuant to the relevant requirements of the Notice Regarding Further Implementation of Certain Matters Relating to Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37) 《( 關於進一步落實上市公司現金分紅有關事項的通知》(證監發[2012]37 號)) and the Regulatory Guidelines for Listed Companies No. 3 — Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No. 43) 《( 上市公司監管指引第3號 — 上市公司現金分紅》(證監會公告[2013]43號)) issued by the CSRC and the Articles of Association, the Company has formulated the Plan for Return to Shareholders for the Coming Three Years (2021–2023) of China Eastern Airlines Corporation Limited (hereinafter referred to as the “Plan”), details of which are as follows:

(I)	Factors to consider for making the Plan

The Company focuses on long-term and sustainable development. On the basis of factors including the actual business development, shareholders’ demand and intention, costs of social funds and the external financing environment, the Company shall establish a sustainable, stable and scientific return plan and mechanism for investors to ensure the continuity and stability of the profit distribution policy.

(II)	Principles for making the Plan

Subject to the relevant laws and regulations and the relevant rules on profit distribution in the Articles of Association, the formulation of the Plan shall fully consider and absorb the opinions of independent directors, supervisors and public shareholders, and balance short-term benefits and long-term development of the Company according to the actual operating development and capital requirement, to ensure the continuity and stability of the profit distribution policy.

(III)	Plan for return to shareholders (2021–2023)

1.

The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritized means of distribution of profit.

2.	The Company may distribute dividends in cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations.

3.	Proposal and implementation of distribution of dividends in cash by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the auditor of the Company issues an audit report with unqualified opinions on the Company’s financial statements for that year;

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(2)

The distributable profit (i.e., the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) achieved by the Company for the year is a positive amount;

(3)	The Company has sufficient cash flow, and distribution of dividends in cash will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively seek to distribute dividends to its shareholders in cash, and the accumulated profit distribution made in cash by the Company in the last three years were not less than 30% of the average annual distributable profit in the last three years. In the event that the above percentage of distribution of dividends in cash cannot be met due to special reasons, the Board may adjust the percentage of distribution of dividends according to actual circumstances and state the reasons therefor.

4.

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits in shares according to its profitability, cash flow position and business growth for the year.

5.

Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profits on an annual basis. The Board of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfilment of the conditions for the distribution of dividends in cash under the Articles of Association, the Company shall implement annual distribution of dividends in cash once a year in principle.

(IV)	Decision-making mechanism for the Plan

1.

After the end of each accounting year, the Board shall carefully study and examine the profit distribution plan and fully absorb the views of independent directors. The independent directors shall diligently discharge their duties to express their specific views. After consideration and approval by the Board, the profit distribution plan shall be proposed to the General Meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the General Meeting. The Board of the Company shall finish distributing the profit within two months after the General Meeting is held.

When considering the profit distribution plan at the General Meeting, the Board shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

— III-48 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

2.

The Board of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted due to any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the Board shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the General Meeting.

3.	Unless otherwise resolved by the General Meeting, the Board of Company may, with authorization by the General Meeting, distribute interim dividends apart from distribution of annual dividends.

4.	The Supervisory Committee shall supervise the implementation of the profit distribution policy by and the decision-making procedures of the Board.

(V)	Validation mechanism for the Plan

Any matters not covered in the Plan shall be implemented in accordance with relevant laws and regulations, regulatory documents and the Articles of Association. The Board of the Company is responsible for the interpretation of the Plan, which shall be effective from the date of its approval at the General Meeting.

— III-49 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION VIII

DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE

OF A SHARES AND REMEDIAL MEASURES

In accordance with the Certain Opinions of the State Council on Further Promoting the Sound Development of Capital Markets (Guo Fa [2014] No. 17) 《( 國務院關於進一步促進資本市場健康發展的若干意見》 (國發[2014]17號)), the Opinions of the General Office of the State Council on Further Strengthening the Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (Guo Ban Fa [2013] No. 110) 《( 國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》(國辦發[2013]110號)) and the Guidelines on Matters concerning the Dilution of Current Returns of the Initial Offering, Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) 《(關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》 (證監會公告[2015]31號)), in order to protect the rights to information and interests of minority investors, the Company carefully analyzed and calculated the impact on the dilution of current returns by the Non-public Issuance of shares. The impact of the dilution of current returns by the Non-public Issuance on the key financial indicators of the Company and the remedial measures to be adopted by the Company are as follows:

I.	Impact of the Dilution of Current Returns by the Non-public Issuance on the Key Financial Indicators of the Company

(I)	Assumptions of the estimation of dilution of current returns

1.	It is assumed that there is no material and adverse change in the macroeconomic environment, market environment, industrial policies and operations of the Company and its subsidiaries.

2.

It is assumed that the Non-public Issuance will be completed on 30 June 2021. The date is only used to calculate the impact of the dilution of current returns by the Non-public Issuance on the key financial indicators of the Company. The final date of completion shall be subject to the actual date of completion of Issuance upon the approval of regulatory authorities such as the CSRC.

3.

The anticipated total share capital of the Company is based on the total share capital of 16,379,509,203 shares of the Company as at 31 December 2020. The total share capital prior to the Non-public Issuance was 16,379,509,203 shares. Save for the impact of the Non-public Issuance of A Shares, changes in share capital resulting from any other factors are not taken into account.

4.	It is assumed that 249,493.09 ten thousand shares will be issued under the Non-public Issuance, and the total amount of proceeds will be RMB10,828,000,000.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

5.

According to the “Announcement on Estimated Loss for the Year 2020” of the Company, the Company’s net profit attributable to shareholders of the listed company in 2020 is expected to be RMB-9.8 billion to RMB-12.5 billion, and based on the range average, it is assumed that the Company’s net profit attributable to shareholders of the listed company in 2020 is RMB-11.15 billion; and the Company’s net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses in 2020 is expected to be RMB-10.7 billion to RMB-13.4 billion, and based on the range average, it is assumed that the Company’s net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses in 2020 is RMB-12.05 billion.

The estimation is based on the respective assumptions under four scenarios that the net profit attributable to shareholders of the listed company and the net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses in 2021 are flat as 2020; loss is reduced by 50%; breakeven is achieved; and profit is recorded (the amount of profit being the same as 2019). Such analysis based on assumptions is prepared in accordance with the regulatory requirements of CSRC and does not constitute a forecast of profit of the Company for the purpose of the above CSRC regulatory requirements. Investors should not make any investment decisions based thereon. The Company disclaims any responsibility for any loss of investors arising from investment decisions based thereon.

6.

It is assumed that equity attributable to equity holders of the listed company as at 31 December 2020 = equity attributable to equity holders of the listed company as at the beginning of 2020 + net profit attributable to shareholders of the listed company in 2020 – the amount of the current cash dividend distribution. It is assumed that equity attributable to equity holders of the listed company as at 31 December 2021 = equity attributable to equity holders of the listed company as at the beginning of 2021 + net profit attributable to shareholders of the listed company in 2021 + total proceeds from the Non-public Issuance.

7.

The estimation does not take into account the Issuance expenses. The number of shares to be issued under the Non-public Issuance and the time of completion of Issuance are estimations only, and the final number of shares to be issued and the actual time of completion of Issuance are subject to the approval of the CSRC. The impact on the operations and financial position, such as financial expenses and investment gains, of the Company of the receipt of proceeds from the Non-public Issuance will not be taken into account. The estimation does not take into account the impact of the distribution of cash dividend of the Company.

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APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(II)	Impact on the key financial indicators of the Company

Based on the above assumptions, the estimation of impact of the dilution of current returns by the Non-public Issuance on the key financial indicators of the Company is as follows:

	As at 31 December 2020/ for the year of 2020 (E)	As at 31 December 2021/ for the year of 2021 (E)
Item		Before the Issuance	After the Issuance

Scenario 1: The net profit before and after deducting non-recurring gains and losses in 2021 are flat as 2020
Total share capital (10,000 shares)	1,637,950.92	1,637,950.92	1,887,444.01
Net profit attributable to shareholders of the listed company (RMB10,000)	-1,115,000.00	-1,115,000.00	-1,115,000.00
Net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses
(RMB10,000)	-1,205,000.00	-1,205,000.00	-1,205,000.00
Equity attributable to equity holders of the listed company (RMB10,000)	5,479,602.45	4,364,602.45	5,447,402.45
Basic earnings per share (RMB/share)	-0.68	-0.68	-0.63
Basic earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	-0.74	-0.68
Diluted earnings per share (RMB/share)	-0.68	-0.68	-0.63
Diluted earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	-0.74	-0.68
Weighted average return on net assets (%)	-18.30	-22.65	-20.41
Weighted average return on net assets (after deducting non-recurring gains and losses) (%)	-19.78	-24.48	-22.06
Scenario 2: For the net profit before and after deducting non-recurring gains and l osses in 2021, the loss is reduced by 50% as compared to 2020
Total share capital (10,000 shares)	1,637,950.92	1,637,950.92	1,887,444.01
Net profit attributable to shareholders of the listed company (RMB10,000)	-1,115,000.00	-557,500.00	-557,500.00
Net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses (RMB10,000)	-1,205,000.00	-602,500.00	-602,500.00
Equity attributable to equity holders of the listed company (RMB10,000)	5,479,602.45	4,922,102.45	6,004,902.45
Basic earnings per share (RMB/share)	-0.68	-0.34	-0.32

— III-52 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

	As at 31 December 2020/ for the year of 2020 (E)	As at 31 December 2021/ for the year of 2021 (E)
Item		Before the Issuance	After the Issuance

Basic earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	-0.37	-0.34
Diluted earnings per share (RMB/share)	-0.68	-0.34	-0.32
Diluted earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	-0.37	-0.34
Weighted average return on net assets (%)	-18.30	-10.72	-9.71
Weighted average return on net assets (after deducting non-recurring gains and losses) (%)	-19.78	-11.58	-10.49
Scenario 3: Breakeven is achieved in 2021, and the net profit before and after deducting non-recurring gains and losses are zero
Total share capital (10,000 shares)	1,637,950.92	1,637,950.92	1,887,444.01
Net profit attributable to shareholders of the listed company (RMB10,000)	-1,115,000.00	—	—
Net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses (RMB10,000)	-1,205,000.00	—	—
Equity attributable to equity holders of the listed company (RMB10,000)	5,479,602.45	5,479,602.45	6,562,402.45
Basic earnings per share (RMB/share)	-0.68	—	—
Basic earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	—	—
Diluted earnings per share (RMB/share)	-0.68	—	—
Diluted earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	—	—
Weighted average return on net assets (%)	-18.30	—	—
Weighted average return on net assets (after deducting non-recurring gains and losses) (%)	-19.78	—	—
Scenario 4: Profit is recorded in 2021, and the net profit before and after deducting non-recurring gains and losses are the same as 2019
Total share capital (10,000 shares)	1,637,950.92	1,637,950.92	1,887,444.01
Net profit attributable to shareholders of the listed company (RMB10,000)	-1,115,000.00	319,500.00	319,500.00

— III-53 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

	As at 31 December 2020/ for the year of 2020 (E)	As at 31 December 2021/ for the year of 2021 (E)
Item		Before the Issuance	After the Issuance

Net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses (RMB10,000)	-1,205,000.00	256,700.00	256,700.00
Equity attributable to equity holders of the listed company (RMB10,000)	5,479,602.45	5,799,102.45	6,881,902.45
Basic earnings per share (RMB/share)	-0.68	0.20	0.18
Basic earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	0.16	0.15
Diluted earnings per share (RMB/share)	-0.68	0.20	0.18
Diluted earnings per share (after deducting non-recurring gains and losses) (RMB/share)	-0.74	0.16	0.15
Weighted average return on net assets (%)	-18.30	5.67	5.17
Weighted average return on net assets (after deducting non-recurring gains and losses) (%)	-19.78	4.55	4.15

Note:

Basic earnings per share, diluted earnings per share, weighted average return on net assets, basic earnings per share (after deducting non-recurring gains and losses), diluted earnings per share (after deducting non- recurring gains and losses) and weighted average return on net assets (after deducting non-recurring gains and losses) are calculated in accordance with the “Rules on Disclosure and Reporting of Information of Public Listing Companies No. 9 — Calculation and Disclosure of Return on Net Assets and Earnings per Share” (2010 Revision) 《( 公開發行證券的公司信息披露編報規則第9號 — 淨資產收益率和每股收益的計算及披露》 (2010年修訂)).

(III)	Explanation on the estimation

The above assumptions and the estimation of impact of the dilution of current returns by the non-public issuance on the key financial indicators of the Company are prepared in accordance with the regulatory requirements of CSRC, do not represent the judgment of the conditions and trends of operations of the Company in 2021 and do not constitute a profit forecast of profit of the Company for the purpose of the above CSRC regulatory requirements. Investors should not make any investment decisions based thereon. The Company disclaims any responsibility for any loss of investors arising from investment decisions based thereon.

— III-54 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

II.	Risk Warning on the Dilution of Current Returns by the Non-public Issuance

Upon the completion of the Non-public Issuance of A Shares, along with the implementation of investment projects of proceeds and the realization of benefits, net profit of the Company will increase. As the total share capital and net assets of the Company will increase significantly when the proceeds from the Non-public Issuance are received and a certain period of time is needed for the projects of proceeds to realize benefits, the profit and shareholders’ return of the Company will still mainly come from its existing businesses before the projects of proceeds can realize benefits. Therefore, the Non-public Issuance may result in the dilution of current returns of the Company in the short-term.

In addition, in the event that the investment projects of proceeds from the Non-public Issuance of the Company fail to achieve expected outcomes effectively and result in the possible failure of achieving corresponding growth in the business scale and profit of the Company in the future, financial indicators such as earnings per share and return on net assets of the Company may decrease to a certain extent.

The Company would like to remind investors of making rational investment and to be aware of the possible risks of the dilution of current returns of the Company from the Non-public Issuance.

III.	Necessity and Rationality of the Non-public Issuance

For the necessity and rationality analysis of the Issuance, please refer to “Section IV Feasibility Analysis on the Use of Proceeds from the Non-public Issuance by the Board” of the Proposal.

IV.	Relationship between Investment Projects of Proceeds and Existing Businesses of the Company and Reserves of Personnel, Technology and Market Involved in the Projects

After deducting Issuance expenses, all proceeds from the Issuance are intended to be used to replenish the liquidity and repay debts. Upon the receipt of proceeds, it will further improve the Company’s financial position, provide good support for its existing business and help strengthen its risk-resistance capacity. The projects of proceeds do not involve specific investment projects and the reserves of relevant project personnel, technology and market of the Company.

— III-55 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

V.	Measures Adopted by the Company on the Dilution of Current Returns by the Non- public Issuance

The Non-public Issuance may result in a decline in current returns of investors. Having considered the above circumstances, the Company intends to adopt various measures to prevent the risk of dilution of current returns and achieve sustainable business development, so as to maximize future earnings, recover shareholders’ returns and adequately safeguard the interests of minority shareholders.

(I)	Operating condition and development trend, major exposure and improvement measures of the existing business segments of the Company

1.	Operating condition and development trend of the existing business segments of the Company

Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide, and has caused an unprecedented and significant impact on the global aviation industry. The global aviation industry has suffered consequential deficit, and the civil aviation industry in China has also encountered significant impact. In the face of changes in market demand brought by COVID-19, the Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, timely organized special charter flights for rendering support, enhanced epidemic protection for passengers and employees and strengthened the transportation of epidemic prevention materials.

With the management on the prevention and control of COVID-19 in China being further refined, the measures on the prevention and control of COVID-19 being continuously optimized, the development and use of vaccines for COVID-19 being more popular, and the overall prevention and control of COVID-19 in China being well-imposed, the Company successively launched flexible travel products to revitalize its current transportation capacity resources, stimulate the willingness of passengers to travel and facilitate the recovery of the tourism economy in China.

Despite the fact that the Company has actively taken responsive measures, due to the adverse impact of COVID-19, in 2020, the Company’s yield, revenue, profit and other indicators declined to a certain extent. As of December 2020, the Company’s passenger traffic volume (measured by revenue passenger-kilometres) was 107.302 billion kilometres and number of passengers carried was 74.4878 million. From January to September 2020, the Company’s operating income amounted to RMB42.3 billion and net profit attributable to shareholders of the listed company amounted to RMB-9.105 billion.

At present, COVID-19 prevention and control in China has achieved positive outcomes, and the economic development has shown a stable and positive trend. In terms of industry, COVID-19 has caused an unprecedented and significant impact on the international civil aviation industry. However, as COVID-19 in China gradually being effectively controlled, the civil aviation industry in China was the first to rebound after hitting the bottom. Since the second quarter of 2020, various operational indicators of the civil aviation industry have continuously recovered, and the industry is at the forefront of the world in terms of recovery.

— III-56 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

COVID-19 will cause a significant impact on the global aviation industry and profound changes in market structure, structure of customer base, service mode, passengers’ consumption behaviors and the industry’s competitive landscape. The Company will be mentally prepared and carry out concrete preparation work for the changes in the external environment for a long period of time. Under the circumstance of normalizing COVID-19 prevention and control, the Company will firmly promote the major tasks on COVID-19 prevention and control, safe operation, production operation, fine operation and reform development to minimize the adverse impact brought by COVID-19. The Company will closely monitor the changes in COVID-19 and the market, strengthen market research and analysis and scientific prejudgment, and proactively optimize transportation capacity deployment. The Company will focus on the high- return market in China and allocate more resources for wide-body aircraft. The Company will scientifically arrange flight schedule to increase aircraft utilization rate, and will upgrade its revenue management and control system to consolidate revenue management. The Company will innovate auxiliary products related to passenger transportation, such as implementing ticket pre- sale for popular routes and offering choices on food and beverages as well as airport pick-up and drop-off services.

2.	Major risks and responsive measures

(1)	Operational risk under COVID-19

In 2020, COVID-19 caused a significant impact on the global aviation industry. As the demand for the global aviation industry shrunk sharply, airlines around the world drastically reduced their transportation capacity, which resulted in plummeted revenue and even a liquidity crisis. The aviation industry as a whole encountered an operational crisis. Although, in terms of the current situation, COVID-19 in China is gradually being effectively controlled, the situation of COVID-19 in other countries may further escalate, and COVID-19 will still have an adverse impact on the operating results of the Company in the short-term. The Company will continue to monitor the progress of COVID-19, keep close track of the changes in market demand, flexibly adjust transportation capacity deployment and market sales, and actively respond to the risks and challenges brought by COVID-19 to the operation of the Company.

(2)	Safety risk

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Company.

The Company implements the accountability system for safe operation, enhanced its safety and risk prevention and control system, conducts emergency drills, strengthens safety management and control capabilities, promotes aviation security information construction, and strengthens safety supervision in aspects of flight, aviation security and maintenance to ensure that the Company can continuously operate safely.

— III-57 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

(3)	Risk associated with the fluctuation of jet fuel prices

Jet fuel costs is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Company’s revenue from fuel surcharge, and accordingly the Company’s operating results. As affected by COVID-19, there remains great uncertainty on the number of flights operated and the fuel consumption of the Company in the future, and hence, there also remains great uncertainty on the expected jet fuel costs.

On one hand, the Company optimized its transportation capacity, strengthened marketing and strived to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. On the other hand, the Company prudently conducted jet fuel hedging activities, kept close track of and proactively analyzed the trend of international oil prices and studied and formulated jet fuel hedging operation strategies, so as to lower the risk associated with the fluctuation of jet fuel prices.

(4)	Exchange rate fluctuation risk

The Company’s foreign currency liabilities are mainly USD-denominated. If the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of exchange gains or losses, which will directly affect the Company’s current profit and have a significant impact on the Company’s operating results. In the future, the Company will further strengthen its research and judgment on the exchange rate market, carry out RMB financing through the issuance of super short-term debentures and RMB loans, proactively optimize its currency structure of debts, and reduce the adverse impact of exchange rate fluctuations on the operations of the Company.

(II)	Specific measures to enhance daily operational efficiency, reduce operating costs of the Company and improve operating results

1.	Regulating the management of proceeds to ensure the rational use of proceeds

To regulate the management and use of proceeds and protect the interests of investors, in accordance with the requirements of laws, regulations and other regulatory documents such as the “Guidelines for the Supervision on Listed Companies No. 2 — Supervision Requirements for Listed Companies on the Management and Use of Proceeds” 《( 上市公司監管指引第2號 — 上市公司募集資金管理和使用的監管要求》) as well as the requirements of the Articles of Association, the Company has formulated the “Proceeds Management System”, providing detailed requirements on the general principle of the use and management of proceeds, deposit of proceeds, use of proceeds, change in investment direction of proceeds and management and supervision of the use of proceeds. Meanwhile, pursuant to the “Proceeds Management System” and resolutions of the Board, the proceeds from the Issuance will be deposited into the special account for the proceeds designated by the Board. The Company, the account-opening bank and the sponsor have entered into the tripartite supervision agreement for proceeds, pursuant to which, the sponsor, the account-opening bank and the Company shall jointly manage the proceeds, so as to ensure the rational and compliant use of proceeds.

— III-58 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

2.	Actively facilitating the use of proceeds to help the Company reinforce and expand its business

After deducting Issuance expenses, the proceeds will be used to replenish the liquidity and repay debts, which will effectively lay a solid foundation for the Company’s business development, improve its market competitiveness and provide a strong guarantee for its strategic development. Upon the receipt of proceeds from the Non-public Issuance of A Shares, it will ease the capital pressure brought by COVID-19 and enhance the Company’s resilience to adverse impact, laying a foundation for the Company to maintain a stable development trend after the end of COVID-19. The Company will strive to achieve expected returns as soon as possible, thereby reducing the risk of dilution of current returns to shareholders from the Issuance.

3.	Fully implementing the Company’s development strategies, comprehensively enhancing its overall competitiveness and steadily improving its operating results

The rapid development of the national economy and the air transportation industry has imposed a higher level of demand on the integrated competence of the Company. The Company will continue to deepen its comprehensive reforms led by globalization and internet-based development and center at transformation and development, brand establishment and ability enhancement, striving to realize the development objective of “Establishing a World-Class and Happy CEA”. The Company will endeavor to further implement the five main strategies of “Hub Networking, Cost Controlling, Brand Building, Fine Management and Digitalization”, fully utilize Internet thinking, operational ideology of customers and analysis method of big data, enhance customers’ experience and foster the transformation from a traditional aviation transportation corporate to a modern aviation integrated service provider, thereby continuously enhancing the profitability and overall competitiveness of the Company.

4.	Enhancing the Company’s daily operational efficiency, further optimizing its governance and providing an institutional guarantee for its development

The Company will strictly adhere to the requirements of laws, regulations and regulatory documents such as the “Company Law”, “Securities Law” and “Guidance for the Articles of Association of Listed Companies”, further enhance its operational and managerial standards, continue to optimize its corporate governance structure, ensure that shareholders can exercise their rights in full and that the Board can exercise its functions in accordance with the requirements of laws, regulations and the Articles of Association to make scientific and reasonable decisions in a timely and careful manner, ensure that the independent directors can earnestly perform their duties to protect the interests of the Company as a whole, especially the legitimate interests of the minority shareholders, and provide an effective governance structure and institutional guarantee for the continuous and stable development of the Company.

(III)	Explanation of measures on recovering dilution of returns

The formulation of the above measures on recovering dilution of returns by the Company does not guarantee future profits of the Company. Investors should not make any investment decisions based thereon. The Company disclaims any responsibility for any loss of investors arising from investment decisions based thereon.

— III-59 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

VI.	Undertakings by Relevant Persons

(I)

The Controlling Shareholder of the Company will faithfully and diligently discharge its duties and protect the legitimate interests of the Company and all shareholders, and make the following undertakings regarding the effective implementation of measures on recovering dilution of returns of the Company pursuant to relevant requirements of the CSRC:

1.

CEA Holding will strictly comply with laws and regulations and relevant regulatory rules of the CSRC and the Shanghai Stock Exchange, will not exceed its power to intervene the operational management activities of the Company and will not infringe the interests of the Company;

2.

CEA Holding will make supplemental undertakings in accordance with the latest requirements of the CSRC if the above undertakings are not able to meet other new regulatory requirements of the CSRC issued in respect of the measures on recovering dilution of returns and related undertakings after the Issuance date of these undertakings and before the completion of the Issuance;

3.

CEA Holding undertakes to earnestly implement the measures on recovering dilution of returns formulated by the Company and to perform its undertakings made in respect of the measures on recovering dilution of returns. If CEA Holding violates the above undertakings and causes losses to the Company or investors, CEA Holding undertakes to indemnify the Company or investors in respect of any losses incurred in accordance with the laws;

4.

As one of the related persons-in-charge of the measures on recovering dilution of returns, if CEA Holding violates the above undertakings or refuses to perform such undertakings, CEA Holding agrees to accept the execution of relevant punishment or adoption of relevant regulatory measures by securities regulatory authorities such as the CSRC and the Shanghai Stock Exchange pursuant to relevant requirements and rules formulated or issued by them.

(II)	Directors and senior management of the Company make the following undertakings to secure the effective implementation of measures on recovering dilution of returns of the Company:

1.	Undertaking to faithfully and diligently discharge their duties and protect the legitimate interests of the Company and all shareholders;

2.	Undertaking not to transfer any benefits to other entities or persons unconditionally or unfairly nor otherwise make any actions which may damage the interests of the Company;

3.	Undertaking that their own expenditures during their performance of duties shall be regulated;

4.	Undertaking not to use any assets of the Company for any investment or expenditure which is unrelated to their performance of duties;

— III-60 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

5.	Undertaking that the remuneration policy formulated by the Board or the remuneration committee shall be linked with the implementation of measures on recovering dilution of returns of the Company;

6.	Undertaking that the conditions of any proposed share incentive plan of the Company (if any) shall be linked with the implementation of measures on recovering dilution of returns of the Company;

7.

Undertaking to make supplemental undertakings in accordance with the latest requirements of the CSRC if the above undertakings are not able to meet other new regulatory requirements of the CSRC issued in respect of the measures on recovering dilution of returns and related undertakings after the Issuance date of these undertakings and before the completion of the Non-public Issuance of A Shares of the Company;

8.

Undertaking to earnestly implement the measures on recovering dilution of returns formulated by the Company and to perform their undertakings made in respect of the measures on recovering dilution of returns. If they violate the above undertakings and cause losses to the Company or investors, they undertake to indemnify the Company or investors in respect of any losses incurred in accordance with the laws.

VII.	Procedures of Considering and Approving the Measures on Recovering Dilution of Current Returns by the Non-public Issuance and the Undertakings Therefor

The analysis on the dilution of current returns by the financing of the Company and measures on recovering dilution of current returns and the relevant undertakings have been considered and approved at the ninth ordinary meeting of the ninth session of the Board, and are subject to the consideration and approval at the General Meeting and at the class meetings.

The Company will continue to disclose the progress of implementation of the relevant undertakings in periodic reports.

— III-61 —

APPENDIX III	PROPOSAL FOR THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

SECTION IX

OTHER DISCLOSEABLE MATTERS

As at the date of the Proposal, there are no other matters in relation to the Non-public Issuance that need to be disclosed.

China Eastern Airlines Corporation Limited

2 February 2021

— III-62 —

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

I.	STATUS OF THE PREVIOUS FUND RAISING ACTIVITIES

Pursuant to the “Approval of Non-public Issuance of Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) 《( 關於核准中國東方航空股份有限公司非公開發行股票的批覆》 (證監許可[2016]8號)) issued by the China Securities Regulatory Commission, China Eastern Airlines Corporation Limited (“China Eastern Airlines” or the “Company”) issued 1,327,406,822 RMB- denominated ordinary shares (A Shares) at an issue price of RMB6.44 per share by way of non-public issuance in June 2016, and the total proceeds amounted to RMB8,548,499,933.68 (the “Proceeds in 2016”).

Pursuant to the “Approval of Non-public Issuance of Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2019] No. 964) 《( 關於核准中國東方航空股份有限公司非公開發行股票的批覆》 (證監許可[2019]964號)) and “Approval of Issuance of Additional Overseas-listed Foreign Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2019] No. 1421) 《( 關於核准中國東方航空股份有限公司增發境外上市外資股的批覆》 (證監許可[2019]1421號)) issued by the China Securities Regulatory Commission, the Company issued 1,394,245,744 RMB-denominated ordinary shares (A Shares) to specific investors at an issue price of RMB5.35 per share by way of non-public issuance in August 2019, and the total proceeds amounted to RMB7,459,214,730.40 (the “A Share Proceeds in 2019”); and issued 517,677,777 overseas-listed ordinary shares (H Shares) to specific investors at an issue price of HK$4.29 per share by way of non-public issuance in August 2019, and the total proceeds amounted to HK$2,220,837,663.33 (equivalent to RMB2,006,238,119.92 based on the central parity rate of Hong Kong dollar against RMB of 0.90337 of the State Administration of Foreign Exchange on the date of deposit of proceeds) (the “H Share Proceeds in 2019”).

(I)	Amount and time of receipt of proceeds from previous fund raising activities

1.	Proceeds in 2016

In June 2016, the total number of non-publicly issued A Shares of China Eastern Airlines was 1,327,406,822, of which Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司) subscribed for 465,838,509 shares with a subscription amount of RMB2,999,999,997.96; China National Aviation Fuel Holding Company (中國航空油料集團公司) subscribed for 465,838,509 shares with a subscription amount of RMB2,999,999,997.96; China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司) subscribed for 232,919,254 shares with a subscription amount of RMB1,499,999,995.76; and Caitong Fund Management Co., Ltd. (財通基金管理有限公司) subscribed for 162,810,550 shares with a subscription amount of RMB1,048,499,942.00. The total subscription amount was RMB8,548,499,933.68.

After deducting sponsor fees, underwriting fees and other issuance expenses, the actual amount of net proceeds amounted to RMB8,539,974,533.71. The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 27 June 2016 and verified by the Capital Verification Report (Ernst & Young Hua Ming (2016) Yan Zi No. 61056687_B02) (安永華明(2016)驗字第61056687_B02號) issued by Ernst & Young Hua Ming LLP.

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

2.	A Share Proceeds in 2019

In August 2019, the total number of non-publicly issued A Shares of China Eastern Airlines was 1,394,245,744, of which Juneyao Airlines Co., Ltd. (上海吉祥航空股份有限公司) subscribed for 219,400,137 shares with a subscription amount of RMB1,173,790,732.95; Shanghai Juneyao (Group) Co., Ltd. (上海均瑤 (集團) 有限公司) subscribed for 311,831,909 shares with a subscription amount of RMB1,668,300,713.15; Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公司) subscribed for 589,041,096 shares with a subscription amount of RMB3,151,369,863.60; and China Structural Reform Fund Corporation Limited (中國國有企業結構調整基金股份有限公司) subscribed for 273,972,602 shares with a subscription amount of RMB1,465,753,420.70. The total subscription amount was RMB7,459,214,730.40.

After deducting sponsor fees, underwriting fees and other issuance expenses, the actual amount of net proceeds amounted to RMB7,436,123,525.04. The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 26 August 2019 and verified by the Capital Verification Report (Ernst & Young Hua Ming (2019) Yan Zi No. 61056687_B02) (安永華明(2019)驗字第61056687_B02號) issued by Ernst & Young Hua Ming LLP.

3.	H Share Proceeds in 2019

In August 2019, the total number of non-publicly issued overseas-listed foreign shares (H Shares) of China Eastern Airlines was 517,677,777, of which Juneyao Airlines Co., Ltd. (上海吉祥航空股份有限公司) subscribed for all 517,677,777 shares with a subscription amount of HK$2,220,837,663.33 (equivalent to RMB2,006,238,119.92 based on the central parity rate of Hong Kong dollar against RMB of 0.90337 of the State Administration of Foreign Exchange on the date of deposit of proceeds).

After deducting sponsor fees, underwriting fees and other issuance expenses, the actual amount of net proceeds amounted to RMB2,003,106,037.92. The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 29 August 2019 and verified by the Capital Verification Report (Ernst & Young Hua Ming (2019) Yan Zi No. 61056687_B03) (安永華明(2019)驗字第61056687_B03號) issued by Ernst & Young Hua Ming LLP.

(II)	Deposit of proceeds from previous fund raising activities in the special account

1.	Proceeds in 2016

On 27 June 2016, after deducting other issuance expenses, the initial deposit amount of proceeds from the issuance of ordinary A Shares of the Company in the special account amounted to RMB8,539,974,533.71.

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

The said proceeds were deposited into the special accounts opened by the Company in Shanghai Liyuan Sub-branch of China Minsheng Banking Corporation Limited (account number: 696631600) and Shanghai Gubei Sub-branch of China CITIC Bank Corporation Limited (account number: 8110201013900218746), respectively. As of 31 December 2020, the said special accounts for the proceeds have been cancelled.

2.	A Share Proceeds in 2019

On 26 August 2019, after deducting other issuance expenses, the initial deposit amount of proceeds from the issuance of ordinary A Shares of the Company in the special account amounted to RMB7,436,123,525.04.

The said proceeds were deposited into the special account opened by the Company in China Guangfa Bank Co., Ltd., Shanghai Branch (account number: 9550880074623000390). As of 31 December 2020, the said special account for the proceeds has been cancelled.

3.	H Share Proceeds in 2019

On 29 August 2019, after deducting other issuance expenses, the initial deposit amount of proceeds from the issuance of overseas ordinary H Shares of the Company in the special account amounted to RMB2,003,106,037.92.

The said proceeds were deposited into the special account opened by the Company in Deutsche Bank AG, Hong Kong Branch (account number: 0034850-00-0). As of 31 December 2020, the said special account for the proceeds has been cancelled.

II.	ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Reference table of the use of proceeds from previous fund raising activities

Details of the actual use of proceeds from previous fund raising activities are set out in Annex 1 “Reference Table of the Use of Proceeds from Previous Fund Raising Activities”.

(II)	Changes in projects actually invested with proceeds from previous fund raising activities

N/A.

(III)	Initial investment or replacement of projects invested with proceeds from previous fund raising activities

1.	Initial investment and replacement of projects invested with Proceeds in 2016

As at 31 May 2016, the Company initially invested its self-raised funds to purchase 28 aircrafts and repay loans from financial institutions in a total amount of RMB13.134 billion. Details of the utilization are set out in Annex 3 “Table of the Initial Investment in Projects in Relation to Proceeds from Issuance of A Shares with Self-raised Funds — Proceeds in 2016”. The Company replaced the said initially invested self-raised funds with the proceeds in an amount of RMB13.134 billion. The replacement was verified by Ernst & Young Hua Ming LLP, which issued the Special Verification Report (Ernst & Young Hua Ming (2016) Zhuan Zi No. 61056687_B38) (安永華明(2016)專字第61056687_B38號), and was considered and approved at the second ordinary meeting of the eighth session of the Board and the second meeting of the eighth session of the Supervisory Committee on 4 July 2016. The independent Directors of the Company and the sponsor have given their consent to the initial investment and replacement of the projects invested with such proceeds.

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

2.	Initial investment and replacement of projects invested with A Share Proceeds in 2019

As at 21 August 2019, the Company initially invested its self-raised funds to introduce 14 aircraft, purchase 15 simulators and purchase 20 spare engines in a total amount of RMB9.135 billion. Details of the utilization are set out in Annex 3 “Table of the Initial Investment in Projects in Relation to Proceeds from Issuance of A Shares with Self-raised Funds — First Proceeds in 2019”. The Company replaced the said initially invested self-raised funds with the proceeds in an amount of RMB9.135 billion. The replacement was verified by Ernst & Young Hua Ming LLP, which issued the Special Verification Report (Ernst & Young Hua Ming (2019) Zhuan Zi No. 61056687_B39) (安永華明(2019)專字第 61056687_B39號), and was considered and approved at the 25th ordinary meeting of the eighth session of the Board and the 29th meeting of the eighth session of the Supervisory Committee on 3 September 2019. The independent Directors of the Company and the sponsor have given their consent to the initial investment and replacement of the projects invested with such proceeds.

(IV)	Temporary replenishment of liquidity with idle proceeds

The Company does not have any replenishment of liquidity with idle proceeds.

(V)	Use of surplus funds from projects in relation to proceeds from previous fund raising activities

As of 31 December 2020, the Company’s investments with proceeds from issuance of ordinary A Shares and H Shares were completed. The special accounts for the proceeds have all been cancelled.

III.	BENEFITS REALIZED FROM PROJECTS INVESTED WITH PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES IN THE LAST THREE YEARS

Details of the benefits realized from projects invested with proceeds from previous fund raising activities are set out in Annex 2 “Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities”.

IV.	UTILIZATION OF ASSETS FOR SUBSCRIPTION OF SHARES IN PREVIOUS FUND RAISING ACTIVITIES

N/A.

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

V.	TRANSFER OF PROJECTS IN RELATION TO PROCEEDS

N/A.

VI.	COMPARISON OF THE ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES WITH THE RELEVANT INFORMATION DISCLOSED IN PERIODIC REPORTS OF THE COMPANY

The Company compared the actual use of proceeds from previous fund raising activities as of 31 December 2020 disclosed in this report with the relevant information disclosed in periodic reports of the Company, and there is no discrepancy in the information disclosed in relation to proceeds from previous fund raising activities.

VII.	CONCLUSION

The Board considered that the Company utilized the proceeds from previous fund raising activities according to the specified use of proceeds. The Company fulfilled its obligation of disclosure in accordance with the “Rules Governing the Utilization Report on the Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) 《( 關於前次募集資金使用情況報告的規定》(證監發行字[2007]500號)) with respect to the investment and progress of proceeds from previous fund raising activities.

China Eastern Airlines Corporation Limited

2 February 2021

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

Annex 1: Reference Table of the Use of Proceeds from Previous Fund Raising Activities as of 31 December 2020 — Proceeds in 2016

			Unit: RMB100 million
Net proceeds	85.40	Accumulated net proceeds utilized	85.40
Total proceeds with change of use	N/A	Net proceeds used each year
Proportion of total proceeds with change of use	N/A	2016:	85.40
		2017 to 2020:	—

Investment projects			Total proceeds invested			Accumulated proceeds invested as of the Cut-off Date
No.	Investment projects committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between the actual investment amount and the investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use

1	Purchase of 28 aircrafts	Purchase of 28 aircrafts	68.32	68.32	68.32	68.32	68.32	68.32	—	All were put into use: 13 aircrafts were put into use in 2015, and 15 aircrafts were put into use in 2016

2	Repayment of loans from financial institutions	Repayment of loans from financial institutions	17.08	17.08	17.08	17.08	17.08	17.08	—	N/A

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

Annex 1: Reference Table of the Use of Proceeds from Previous Fund Raising Activities as of 31 December 2020 — A Share Proceeds in 2019

			Unit: RMB100 million
Net proceeds	74.36	Accumulated net proceeds utilized	74.36
Total proceeds with change of use	N/A	Net proceeds used each year:
Proportion of total proceeds with change of use	N/A	2019:	74.36
		2020:	—

Investment projects			Total proceeds invested			Accumulated proceeds invested as of the Cut-off Date
No.	Investment projects committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between the actual investment amount and the investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use

1	Introduction of 14 aircrafts	Introduction of 14 aircrafts	73.99	73.99	73.99	73.99	73.99	73.99	—	All were put into use in 2018

2	Purchase of 15 simulators	No actual investment with proceeds	9.96	—	—	9.96	—	—	—	No actual investment with proceeds, N/A

3	Purchase of 20 spare engines	Purchase of 20 spare engines	17.83	0.37	0.37	17.83	0.37	0.37	—	Actual investment in 10 engines: 6 engines were put into use in 2018, and 4 engines were put into use in 2019

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

Annex 1: Reference Table of the Use of Proceeds from Previous Fund Raising Activities as of 31 December 2020 — H Share Proceeds in 2019

			Unit: RMB100 million
Net proceeds	20.03	Accumulated net proceeds utilized	20.03
Total proceeds with change of use	N/A	Net proceeds used each year:
Proportion of total proceeds with change of use	N/A	2019:	20.03
		2020:	—

	Investment projects		Total proceeds invested			Accumulated proceeds invested as of the Cut-off Date
No.	Investment projects committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between the actual investment amount and the investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use

1	Replenishment of general working capital of the Company	Replenishment of general working capital of the Company	20.03	20.03	20.03	20.03	20.03	20.03	—	N/A

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

Annex 2: Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities as of 31 December 2020 — Proceeds in 2016

Unit: RMB100 million
	Actual projects invested Name of projects	Accumulated capacity utilization of investment projects as of the Cut-off Date	Benefits committed	Actual benefits in the past three years			Accumulated benefits realized as of the Cut-off Date	Whether the expected benefits have been realized
No.				2018	2019	2020

1	Purchase of 28 aircrafts	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Repayment of loans from financial institutions	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Annex 2: Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities as of 31 December 2020 — A Share Proceeds in 2019

Unit: RMB100 million
	Actual projects invested Name of projects	Accumulated capacity utilization of investment projects as of the Cut-off	Benefits	Actual benefits in the past three years			Accumulated benefits realized as of the Cut-off	Whether the expected benefits have been
No.		Date	committed	2018	2019	2020	Date	realized

1	Introduction of 14 aircrafts N/A		N/A	N/A	N/A	N/A	N/A	N/A
2	Purchase of 20 spare engines	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Annex 2: Reference Table of the Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities as of 31 December 2020 — H Share Proceeds in 2019

							Unit: RMB100 million
	Actual projects invested Name of projects	Accumulated capacity utilization of investment projects as of the Cut-off	Benefits	Actual benefits in the past three years			Accumulated benefits realized as of the Cut-off	Whether the expected benefits have been
No.		Date	committed	2018	2019	2020	Date	realized

1	Replenishment of general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A

APPENDIX IV	REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

Annex 3: Table of the Initial Investment in Projects in Relation to Proceeds from Issuance of A Shares with Self-raised Funds — Proceeds in 2016

		Unit: RMB100 million
No.	Name of projects	Initial investment with self-raised funds	Replacement with proceeds
1	Purchase of 28 aircrafts	99.15	68.32
2	Repayment of loans from financial institutions	32.19	17.08

Total		131.34	85.40

Annex 3: Table of the Initial Investment in Projects in Relation to Proceeds from Issuance of A Shares with Self-raised Funds — First Proceeds in 2019

		Unit: RMB100 million
No.	Name of projects	Initial investment with self-raised funds	Replacement with proceeds
1	Introduction of 14 aircrafts	76.91	73.99
2	Purchase of 15 simulators	2.29	—
3	Purchase of 20 spare engines	12.15	0.37

Total		91.35	74.36

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX V	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

I.	PLAN OF USE OF PROCEEDS

The gross proceeds from the Non-public Issuance of A Shares will be not more than RMB10,828,000,000 (RMB10,828,000,000 inclusive). The net proceeds, after deducting issuance expenses, are intended to be used for the following projects:

		Aggregate amount of investment	Proposed amount of proceeds to be applied
No.	Projects	(RMB10,000)	(RMB10,000)

1	Replenishment of liquidity	482,800.00	482,800.00
2	Repayment of debts	600,000.00	600,000.00

Total		1,082,800.00	1,082,800.00

II.	NECESSITY AND FEASIBILITY ANALYSIS OF USE OF PROCEEDS

(I)	Necessity analysis of use of proceeds

1.	Easing cash flow pressure and guaranteeing the operation and development of the Company

The principal operations of the Company require a large amount of capital investment, and thus sufficient capital supply is necessary for the Company to further expand its business scale and improve its operational efficiency. Along with the continuous expansion of business scope and scale of operations, the Company’s overall demand for liquidity has gradually increased. Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide, and has caused a significant impact on the global aviation industry, posing great challenges to the overall liquidity and risk-resistance capacity of the civil aviation industry. Through the use of proceeds from the Non-public Issuance of A Shares to replenish the liquidity and repay debts, it will help reduce the Company’s liquidity risk and provide a strong guarantee for its operation and development.

2.	Optimizing capital structure, lowering gearing ratio and improving risk-resistance capacity

The air transportation industry is capital-intensive. Capital expenditures such as aircraft purchases are mainly settled through funds from bank loans and finance leases, though certain part is settled through own funds. As a result, the gearing ratio of aviation companies is generally high.

APPENDIX V	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

As at the end of 2017, 2018 and 2019, the Company’s gearing ratio (on a consolidated basis) was 75.15%, 74.93% and 75.12%, respectively (Since 1 January 2019, the new Accounting Standards for Business Enterprises No. 21 — Leases has become effective. The Company, as a lessee, is required to recognize right-of-use assets and lease liabilities for the assets under operating leases. Such change in accounting policy has resulted in an increase in gearing ratio of the Company). As at 30 September 2020, the Company’s gearing ratio increased to 78.90%, mainly attributable to the impact of the outbreak of COVID-19 in early 2020. In recent years, the Company’s gearing ratio has been relatively high, which may result in certain solvency pressure of the Company, and in particular, COVID-19 has resulted in an increase of risks and uncertainties in the short-term. To avoid the current high-level of gearing ratio restricting the Company’s business development, the Non-public Issuance of A Shares can improve the Company’s capital structure, lower its gearing ratio, ease its pressure on debt financing due to funding needs and improve its financial stability.

3.	Reducing the Company’s borrowings and interest expenses and improving its profitability

Along with the continuous expansion of business scale of the Company, the amount of liabilities, especially interest-bearing liabilities, has gradually increased, and as a result, financial expenses also increased. In 2017, 2018, 2019 and January to September 2020, the Company’s interest expenses amounted to RMB3.184 billion, RMB3.727 billion, RMB5.169 billion and RMB3.972 billion, respectively. The relatively high capital costs and financial expenses have had certain impact on the Company’s operating results. Through the use of proceeds from the Non-public Issuance of A Shares to replenish the liquidity and repay debts, it can reduce the Company’s borrowings, which will help the Company to control its financial expenses, improve its profitability, further enhance its solvency and reduce its finance costs.

(II)	Feasibility analysis of use of proceeds

1.	The use of proceeds from the Non-public Issuance of A Shares is in compliance with laws and regulations

The proceeds from the Non-public Issuance of A Shares of the Company will be used to replenish the liquidity and repay debts, which is in compliance with relevant policies and laws and regulations and in line with the Company’s current actual development and is feasible. Upon the receipt of proceeds from the Non-public Issuance of A Shares, the Company’s net assets and working capital will increase, which will help ease cash flow pressure, reduce the Company’s financial expenses, optimize its financial structure, enhance its risk-resistance capacity and promote sustainable and robust business development.

2.	The use of proceeds from the Non-public Issuance of A Shares is effected with standardized governance and complete internal control

The Company has established a modern corporate system focusing on corporate governance structure in accordance with the governance standards of listed companies, and has formed a relatively standardized corporate governance system and a complete internal control environment through continuous improvement and enhancement.

APPENDIX V	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

In terms of the management of proceeds, the Company has established the “Proceeds Management System” in accordance with regulatory requirements, providing specific and explicit requirements on the deposit, use as well as supervision and management of the use of proceeds. The Company will strictly comply with the provisions of the “Guidelines for the Supervision on Listed Companies No. 2 — Supervision Requirements for Listed Companies on the Management and Use of Proceeds” (CSRC Notice [2012] No. 44) 《( 上市公司監管指引第2號 — 上市公司募集資金管理和使用的監管要求》 (證監會公告[2012]44號)) and “Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision)” (Shang Zheng Gong Zi [2013] No. 13) 《( 上海證券交易所上市公司募集資金管理辦法 (2013年修訂) 》(上證公字[2013]13號)) as well as the “Proceeds Management System” of the Company and other relevant requirements, so as to ensure the reasonable and standardized deposit and use of proceeds and safeguard the use of proceeds against risks.

III.	IMPACT OF THE PROCEEDS ON THE OPERATIONAL MANAGEMENT AND FINANCIAL POSITION OF THE COMPANY

(I)	Impact of the Non-public Issuance of A Shares on the operational management of the Company

After deducting issuance expenses, all proceeds from the issuance will be used to replenish the liquidity and repay debts. The Company’s capital strength and asset scale will be improved, which can effectively address the adverse impact of COVID-19 and ease the pressure of capital demand in the daily operating activities of the Company. Meanwhile, the receipt of proceeds will help consolidate the Company’s foundation for business development, enhance its core competitiveness and profitability, promote the continuous and rapid growth of its principal operations and provide capital guarantee for its further expansion and development.

(II)	Impact of the Non-public Issuance of A Shares on the financial position of the Company

Upon the completion of the Non-public Issuance of A Shares, total assets and net assets of the Company will increase accordingly, and its working capital will be further replenished, which will effectively lower its gearing ratio, reduce its financial expenses and enhance its capacity in resisting financial risks.

APPENDIX V	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED IN 2021

IV.	CONCLUSION

In summary, the plan of use of proceeds from the Non-public Issuance of A Shares is in compliance with relevant policies and laws and regulations. Through the non-public issuance, the controlling Shareholder can provide strong support for the Company’s business and development, and demonstrate its confidence in the Company’s future prospects and its recognition of the Company’s value. The non- public issuance is conducive to improving the Company’s overall operating capability, is in line with the Company’s actual condition and strategic requirement, and is necessary and feasible.

The use of proceeds will help meet the Company’s capital requirement for business development, enhance its core competitiveness, optimize its asset structure and improve its financial condition, profitability and sustainable development capability, and is in line with the interests of all Shareholders.

China Eastern Airlines Corporation Limited

2 February 2021

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX VI	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2021–2023) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

In order to improve and refine the scientific, sustainable, stable and transparent decision-making for dividend distribution and supervision mechanisms of China Eastern Airlines Corporation Limited (the “Company”) as well as further highlight the importance of return to the Shareholders, pursuant to the relevant requirements of the “Notice Regarding Further Implementation of Cash Dividend Distribution by Listed Companies” (Zheng Jian Fa [2012] No. 37) 《( 關於進一步落實上市公司現金分紅有關事項的通知》(證監發[2012]37號)) and “Guidelines for the Supervision on Listed Companies No. 3 — Cash Dividend Distribution of Listed Companies” (CSRC Announcement [2013] No. 43) 《( 上市公司監管指引第3 號 — 上市公司現金分紅》(證監會公告 [2013]43號)) issued by the China Securities Regulatory Commission and the articles of association of China Eastern Airlines Corporation Limited (the “Articles of Association”), the Company has formulated the plan for return to the Shareholders for the coming three years (2021–2023) of China Eastern Airlines Corporation Limited (the “Plan”), details of which are as follows:

I.	FACTORS TO CONSIDER FOR MAKING THE PLAN

The Company focuses on long-term and sustainable development. On the basis of factors including the operational development, Shareholders’ demand and intention, costs of social funds and external financing environment, the Company shall establish a sustainable, stable and scientific return plan and mechanism for the investors to ensure the continuity and stability of the profit distribution policy.

II.	PRINCIPLES FOR MAKING THE PLAN

Subject to relevant laws and regulations and relevant rules on profit distribution in the Articles of Association, the formulation of the Plan shall fully take into account and consider the opinions of independent Directors, Supervisors and public Shareholders, and balance the short-term benefits and long-term development of the Company according to the actual operational development and capital requirement, so as to ensure the continuity and stability of the profit distribution policy.

III.	PLAN FOR RETURN TO THE SHAREHOLDERS FOR 2021–2023

1.

The Company’s profit distribution policy shall pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy shall maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating results and financial condition, and shall adopt cash distribution as the prioritized means of distribution of profit.

2.	The Company may distribute dividends in cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations.

3.	Proposal and implementation of distribution of dividends in cash by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the auditor of the Company issues an audit report with unqualified opinions on the Company’s financial statements for that year.

APPENDIX VI	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2021–2023) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(2)

The distributable profit (i.e. the after-tax profit of the Company after making up for losses and allocation to the statutory common reserve fund and discretionary common reserve fund) achieved by the Company for the year is a positive amount.

(3)	The Company has sufficient cash flow, and the distribution of dividends in cash will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively seek to distribute dividends to its Shareholders in cash, and the accumulated profit distribution made in cash in the last three years shall not be less than 30% of the average annual distributable profit in the last three years. In the event that the above percentage of distribution of dividends in cash cannot be met due to special reasons, the Board may adjust the percentage of distribution of dividends according to actual circumstances and state the reasons therefor.

(4)

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits in shares according to its profitability, cash flow position and business growth for the year.

(5)

Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profits on an annual basis. The Board may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfilment of the conditions for the distribution of dividends in cash under the Articles of Association, the Company shall implement annual distribution of dividends in cash once a year in principle.

IV.	DECISION-MAKING MECHANISM FOR THE PLAN

1.

After the end of each accounting year, the Board shall carefully study and examine the profit distribution plan and fully take into account the views of independent Directors. The independent Directors shall diligently discharge their duties to express their specific views. Upon consideration and approval by the Board, the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting. The Board shall finish distributing the profit within two months after the general meeting is held.

When considering the profit distribution plan at the general meeting of the Company, the Board shall communicate and exchange opinions with Shareholders, especially minority Shareholders, in a proactive manner, fully consider the opinions and requests from minority Shareholders and respond to the issues which are of concern to them on a timely basis.

APPENDIX VI	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2021–2023) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

2.

The Board shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted due to any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the Board shall consider the revised plan and the independent Directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting.

3.	Unless otherwise resolved by the general meeting, the Board may with authorization by the general meeting, apart from distribution of annual dividends, distribute interim dividends.

4.	The Supervisory Committee shall supervise on the implementation of the profit distribution policy by and the decision-making procedures of the Board.

V.	EFFECTIVE MECHANISM FOR THE PLAN

Any matters not covered in the Plan shall be implemented in accordance with relevant laws and regulations, regulatory documents and the Articles of Association. The Board is responsible for the interpretation of the Plan, which shall be implemented from the date of its approval at the general meeting of the Company.

China Eastern Airlines Corporation Limited

2 February 2021

Note:

The English translations of this resolution are unofficial translations for reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX VII	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The circular also includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Group.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular (other than those relating to CEA Holding and parties acting in concert with it), and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statements in this circular misleading.

The directors of CEA Holding jointly and severally accept full responsibility for the accuracy of the information contained in this circular (other than those relating to the Company), and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statements in this circular misleading.

2.	MARKET PRICE

The table below shows the closing prices of the H Shares on the Hong Kong Stock Exchange and the A Shares on the Shanghai Stock Exchange (i) on the last trading day of each of the six calendar months immediately preceding the date of the Announcement and up to the Latest Practicable Date; (ii) on the last trading day immediately preceding the date of the Announcement; (iii) on the date of the Announcement; and (iv) on the Latest Practicable Date.

Date	Closing price per H Share	Closing price per A Share
	HK$	RMB

31 August 2020	3.20	5.05
30 September 2020	3.31	4.94
30 October 2020	3.08	4.59
30 November 2020	3.50	4.98
31 December 2020	3.35	4.68
29 January 2021	3.12	4.59
1 February 2021 (the last trading day immediately preceding the date of the Announcement)	3.19	4.71
2 February 2021 (the date of the Announcement)	3.20	4.62
26 February 2021	3.54	4.72
9 March 2021 (the Latest Practicable Date)	3.41	5.00

During the Relevant Period, the highest closing price of the H Shares as quoted on the Hong Kong Stock Exchange was HK$3.77 on 16 September 2020, and the lowest closing price of the H Shares as quoted on the Hong Kong Stock Exchange was HK$2.75 on 3 August 2020.

During the Relevant Period, the highest closing price of the A Shares as quoted on the Shanghai Stock Exchange was RMB5.55 on 16 September 2020, and the lowest closing price of the A Shares as quoted on the Shanghai Stock Exchange was RMB4.46 on 2 November 2020 and 25 January 2021.

— VII-1 —

APPENDIX VII	GENERAL INFORMATION

3.	SHARE CAPITAL OF THE COMPANY

The registered and issued share capital of the Company (i) as at the Latest Practicable Date; and (ii) immediately after completion of the Non-public Issuance of A Shares are set out below:

As at the Latest Practicable Date:	Number of Shares

A Shares	11,202,731,426
H Shares	5,176,777,777

Total	16,379,509,203

Immediately after completion of the Non-public Issuance of A Shares	Number of Shares

A Shares	13,697,662,301
H Shares	5,176,777,777

Total	18,874,440,078

The A Shares to be issued under the Non-public Issuance of A Shares when issued and fully paid, shall rank pari passu in all aspects amongst themselves with the A Shares in issue at the time of the issuance of such A Shares including, in particular, as to dividends and other distributions (the record date for which is on or after the date of completion of the Non-public Issuance of A Shares), voting rights and return of capital.

Since 31 December 2020 (being the end of the last financial year of the Company) and up to the Latest Practicable Date, no new shares of the Company had been issued by the Company.

As at the Latest Practicable Date, the Company had no outstanding warrants, options or securities convertible into the shares of the Company.

4.	DISCLOSURE OF DIRECTORS’ INTERESTS

Directors, supervisors and chief executives of the Company

The interests of the Directors, supervisors and chief executives in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held		Capacity in which the A/H shares were held

Li Yangmin	Director, Vice Chairman, President	3,960 A shares	(Note 1)	Beneficial owner

Note 1: representing approximately 0.000024% of the Company’s total issued shares as at the Latest Practicable Date.

— VII-2 —

APPENDIX VII	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, the supervisors and chief executive of the Company or their respective associates had any interest or short positions in the shares of the Company, underlying shares or debentures of the Company or any associated corporations (as defined under the Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in the Hong Kong Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

As at the Latest Practicable Date, Liu Shaoyong (a Director and the Chairman), Li Yangmin (a Director, Vice Chairman and President), Tang Bing (a Director), Jiang Jiang (an employee representative Director) and Fang Zhaoya (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 and Part XV of the SFO.

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date:

(a)

none of the Directors or supervisors of the Company had entered or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation); and

(b)

none of the Directors or supervisors of the Company had entered into a service contract with the Company or any of its subsidiaries or associated companies (as defined under the Takeovers Code), which (i) (including both continuous and fixed term contracts) have been entered into or amended within 6 months before the date of the Announcement; (ii) are continuous contracts with a notice period of 12 months or more; or (iii) are fixed term contracts with more than 12 months to run irrespective of the notice period.

6.	DIRECTORS’ INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any asset which had been, since 31 December 2019, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to the Company or were proposed to be acquired or disposed of by or leased to the any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

7.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Hong Kong Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

— VII-3 —

APPENDIX VII	GENERAL INFORMATION

8.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the members of the Group were engaged in any litigation or arbitration or claim of material importance and no litigation, arbitration or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

9.	MATERIAL CONTRACTS

The following contracts (not being contract in the ordinary course of business of the Group) have been entered into by members of the Group within the two years immediately preceding the date of the Announcement and up to and including the Latest Practicable Date:

(a)	the A Share Subscription Agreement; and

(b)

the conditional supplemental agreement of the share subscription agreement of the non-public issuance of A Shares dated 15 March 2019 entered into between the Company and China Structural Reform Fund Corporation Limited* (中國國有企業結構調整基金股份有限公司), and the conditional supplemental agreement II of the share subscription agreement of the non- public issuance of A Shares dated 15 March 2019 entered into among the Company, JuneYao Group, Juneyao Airlines Co., Ltd.* (上海吉祥航空股份有限公司) and Shanghai Jidaohang Enterprise Management Company Limited* (上海吉道航企業管理有限公司), both of which are in relation to the adjustments of the maximum number of A Shares to be issued and the maximum gross proceeds under the proposed non-public issuance of A Shares announced on 10 July 2018. For details, please refer to the Company’s announcement dated 15 March 2019.

10.	QUALIFICATIONS AND CONSENTS OF EXPERTS

The following are the qualifications of the experts who have given opinion or advice which are contained in this circular:

Name	Qualification

Octal Capital Limited	a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

Ernst & Young Hua Ming LLP	certified public accountants in the PRC

As at the Latest Practicable Date, each of the above experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or opinion and reference to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, each of the above experts did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, each of the above experts did not have any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group, or was proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2019, being the date to which the latest published audited accounts of the Company were made up.

— VII-4 —

APPENDIX VII	GENERAL INFORMATION

11.	ARRANGEMENT IN CONNECTION WITH THE NON-PUBLIC ISSUANCE OF A SHARES

As at the Latest Practicable Date:

(a)

no agreement, arrangement or understanding (including any compensation arrangement) exists between CEA Holding or parties acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependence upon the Non-public Issuance of A Shares, the Specific Mandate, and the Whitewash Waiver;

(b)

there was no benefit to be given to any Directors as compensation for loss of office or otherwise in connection with the Non-public Issuance of A Shares, the Specific Mandate, and the Whitewash Waiver;

(c)

there was no agreement or arrangement between any Director and any other person which is conditional on or dependent upon the outcome of, or otherwise connected with, the Non-public Issuance of A Shares, the Specific Mandate, and the Whitewash Waiver;

(d)	there was no material contract entered into by CEA Holding in which any Director has a material personal interest; and

(e)

there was no agreement, arrangement or understanding pursuant to which the A Shares to be issued to CEA Holding under the Non-public Issuance of A Shares would be transferred, charged or pledged to any other persons.

12.	DISCLOSURE OF SHAREHOLDINGS AND DEALINGS PURSUANT TO THE TAKEOVERS CODE

As at the Latest Practicable Date:

(a)

CEA Holding and parties acting in concert with it held 8,156,483,960 shares of the Company in aggregate, representing approximately 49.80% of the total number of shares in issue of the Company, among which: (i) CEA Holding directly held 5,072,922,927 A Shares; (ii) CES Finance, a wholly-owned subsidiary of CEA Holding, directly held 457,317,073 A Shares; (iii) CES Global, a wholly-owned subsidiary of CEA Holding, directly held 2,626,240,000 H Shares; and (iv) Li Yangmin, a director of CEA Holding, directly held 3,960 A Shares in the capacity of beneficial owner;

(b)

save as disclosed in paragraph (a) of this section, none of the directors of CEA Holding was interested in any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options or derivatives in respect of the shares of the Company;

(c)

save as disclosed in paragraph (a) of this section, none of the persons acting in concert with CEA Holding owned or controlled any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company;

(d)

none of CEA Holding or parties acting in concert with it has received any irrevocable commitment from any person to vote for or against the resolutions to be proposed at the EGM and/or the Class Meetings to approve the Non-public Issuance of A Shares (including the Specific Mandate) and the Whitewash Waiver;

— VII-5 —

APPENDIX VII	GENERAL INFORMATION

(e)

save for the A Share Subscription Agreement and the transactions contemplated thereunder, none of CEA Holding or parties acting in concert with it had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with any person;

(f)

neither CEA Holding nor any persons acting in concert with it had borrowed or lent any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company;

(g)	the Company had no shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in CEA Holding;

(h)

none of the Directors was interested in any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in CEA Holding;

(i)

save for Li Yangmin, none of the Directors was interested in any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company;

(j)

no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or any person who is presumed to be acting in concert with the Company by virtue of classes (1), (2), (3) and (5) of the definition of “acting in concert”, or the Company’s associates by virtue of classes (2), (3) or (4) of the definition of “associate” under the Takeovers Code;

(k)

no shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company was owned or controlled by any subsidiary of the Company or by a pension fund of any member of the Group or by an adviser to the Company as specified in class (5) of “acting in concert” or class (2) of the definition of “associate” in the Takeovers Code but excluding any exempt principal trader or exempt fund manager;

(l)

no shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company were managed on a discretionary basis by fund managers (other than exempt fund managers) connected with the Company;

(m)

there were no shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company which the Company or the Directors has/have borrowed or lent or sold;

(n)

none of CEA Holding or parties acting in concert with it has entered into any understanding, agreement or arrangement which constitutes special deal (as defined under Rule 25 of the Takeovers Code) with any of the Shareholders;

(o)

none of the Company, its subsidiaries or associated companies has entered into any understanding, agreement, or arrangement which constitutes special deal (as defined under Rule 25 of the Takeovers Code) with any of the Shareholders;

— VII-6 —

APPENDIX VII	GENERAL INFORMATION

(p)

save for the aggregate subscription price payable under the A Share Subscription Agreement, none of CEA Holding or parties acting in concert with it has paid or will pay any other considerations, compensations or benefits in whatever form to the Company or any parties acting in concert with it in relation to the Non-public Issuance of A Shares;

(q)

none of CEA Holding or parties acting in concert with it will make any acquisitions or disposals of voting rights in the Company in the period between the Latest Practicable Date and the completion of the Non-public Issuance of A Shares;

(r)

save for the Non-public Issuance of A Shares, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of the Company or shares of any of CEA Holding and parties acting in concert with it and which might be material to the transactions contemplated under the Non-public Issuance of A Shares or the Whitewash Waiver; and

(s)

save for the A Share Subscription Agreement, there are no agreements or arrangements to which CEA Holding is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition under the Non-public Issuance of A Shares or the Whitewash Waiver.

13.	DEALINGS IN SHARES

During the Relevant Period:

(a)

save for the A Share Subscription Agreement, neither CEA Holding nor any persons acting in concert with it had dealt for value in any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company;

(b)

none of the directors of CEA Holding had dealt for value in any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives in the Company;

(c)	there were no shares or convertible securities, warrants, options and derivatives of the Company which CEA Holding or parties acting in concert with it or the Directors has borrowed or lent;

(d)

the Company had not dealt for value in any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives of CEA Holding;

(e)

none of the Directors had dealt for value in any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives of CEA Holding or any shareholdings (as defined under Note 1 to paragraph 4 of Schedule I of the Takeovers Code), convertible securities, warrants, options and derivatives of the Company; and

(f)	none of the subsidiaries of the Company had dealt for value in any shares or any convertible securities, warrants, options or derivatives in respect of the shares of the Company.

14.	MISCELLANEOUS

(a)	The registered office of the Company is at 66 Airport Street, Pudong International Airport, Shanghai, PRC.

— VII-7 —

APPENDIX VII	GENERAL INFORMATION

(b)	The Hong Kong share registrar and transfer office (for H Shares) is Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The company secretary of the Company is Wang Jian.

(d)

CEA Holding is a company incorporated in the PRC with limited liability. The registered office of CEA Holding is at 2550 Hongqiao Road, Shanghai, PRC. The parties acting in concert with CEA Holding include: (i) CES Finance, a wholly-owned subsidiary of CEA Holding, with the registered office at No. 3, Lane 686, Wuzhong Road, Minhang District, Shanghai, PRC; (ii) CES Global, a wholly-owned subsidiary of CEA Holding, with the registered office at Unit A2, 6/F, One Capital Place, 18 Luard Road, Wanchai, Hong Kong; and (iii) Li Yangmin, a director of CEA Holding.

(e)	The directors of CEA Holding are Liu Shaoyong (Chairman), Li Yangmin, Tang Bing, Chen Feihu, Li Hao, Lin Wanli, Wang Bin, Guo Jianfei, Wan Min, Zhou Yubo and Jiang Jiang.

(f)	The controlling shareholder and the actual controller of CEA Holding is SASAC, and CEA Holding is owned:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Holding Company Limited* (國壽投資控股有限公司), which is directly wholly-owned by China Life Insurance (Group) Company* (中國人壽保險 (集團) 公司) and ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd.* (上海久事 (集團) 有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* (中國國新控股有限責任公司) and ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* (中國旅遊集團有限公司), which is directly wholly-owned by SASAC.

(g)	The English translation of those entities whose name is marked with an asterisk (*) is for identification purpose only.

— VII-8 —

APPENDIX VII	GENERAL INFORMATION

15.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at (i) the Company’s principal place of business in Hong Kong at Unit D, 19/F., United Centre, 95 Queensway, Hong Kong during normal business hours from 9:30 a.m. to 5:30 p.m., (ii) on the website of the Company at https://global.ceair.com/global/static/AboutChinaEasternAirlines/ and (iii) the website of the SFC at www.sfc.hk from the date of this circular up to and including the date of the EGM and the Class Meetings.

(a)	the Articles;

(b)	the annual reports of the Company for the financial years ended 31 December 2017, 31 December 2018 and 31 December 2019;

(c)	the interim reports of the Company for the six months ended 30 June 2019 and 30 June 2020;

(d)	the quarterly reports of the Company for the nine months ended 30 September 2019 and 30 September 2020;

(e)	the letter from the Board, the text of which is set out in the section headed “Letter from the Board” in this circular;

(f)	the letter from the Independent Board Committee to the Independent Shareholders, the text of which is set out in the section headed “Letter from the Independent Board Committee” in this circular;

(g)

the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, the text of which is set out in the section headed “Letter from the Independent Financial Adviser” in this circular;

(h)	the consent letters from the experts referred to in the paragraph headed “10. Qualifications and Consents of Experts” in this Appendix VII;

(i)

the letter from Ernst & Young Hua Ming LLP, the text of which is set out in the paragraph headed “2. Report from Ernst & Young Hua Ming LLP” in Appendix II headed “Estimated Loss Announcement and Reports thereon” to this circular;

(j)

the letter from the Independent Financial Adviser, the text of which is set out the paragraph headed “3. Report from Octal Capital Limited” in Appendix II headed “Estimated Loss Announcement and Reports thereon” to this circular;

(k)	the material contracts referred to in the section headed “9. Material Contracts” in this Appendix VII; and

(l)	this circular.

— VII-9 —